1123

07022905

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Swire Pacific

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

APR 30 2007 B

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 02184

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 4/26/07



SWIRE PACIFIC

2006 Annual Report

Stock codes:
A Share 00019
B Share 00087



This document is important and requires your immediate attention

If you are in any doubt about this document, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Swire Pacific Limited ("the Company"), you should at once hand this document and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SWIRE PACIFIC LIMITED
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Codes : 00019 and 00087)

NOTICE OF ANNUAL GENERAL MEETING

AND

PROPOSALS FOR GENERAL MANDATES TO ISSUE SHARES

AND

REPURCHASE SHARES

SWIRE PACIFIC

Executive Directors:
C D Pratt, CBE, Chairman
P N L Chen, SBS
M Cubbon, Finance Director
D Ho
K G Kerr
J R Slosar

Non-Executive Directors:
Baroness Dunn, DBE
J W J Hughes-Hallett, SBS
P A Johansen
Sir Adrian Swire

Independent Non-Executive Directors:
V H C Cheng, GBS, OBE
C K M Kwok
C Lee
M C C Sze, GBS
M M T Yang

Registered Office:
35th Floor, Two Pacific Place,
88 Queensway,
Hong Kong.

A Chinese version of this circular is available upon request from the Company's Registrars.
本通函之中文版本於本公司股份登記處備索。

SWIRE PACIFIC LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

12th April 2007

To the shareholders

Dear Sir or Madam,

NOTICE OF MEETING

1. Notice of the annual general meeting ("AGM") for 2007 is set out on pages 5 to 6 of this circular. Enclosed with this circular is a form of proxy for use at that meeting. Whether or not you intend to be present at the 2007 AGM you are requested to complete the form of proxy and return it to the Registrars of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding that meeting.

2. The completion of a form of proxy and returning it to the Registrars of the Company will not preclude you from attending and voting in person at the meeting or poll concerned and, in such event, the appointment of the proxy will be deemed to be revoked.

GENERAL MANDATES

3. At the AGM of the Company held on 11th May 2006, ordinary resolutions were passed giving general mandates to Directors (i) to make on-market share repurchases (within the meaning of the Code on Share Repurchases) of up to 10 per cent of the issued share capital of the Company as at 11th May 2006; and (ii) to allot, issue and otherwise deal with shares equal to 20 per cent of the shares of the Company in issue at 11th May 2006 provided that the shares which may be allotted wholly for cash shall not exceed 5 per cent of the shares in issue at 11th May 2006. No shares have been repurchased or allotted, issued or otherwise dealt with pursuant to these mandates.

4. Under the Companies Ordinance and the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules"), these general mandates lapse at the conclusion of the AGM for 2007, unless renewed at that meeting. Resolutions (Resolutions 4 and 5) will be proposed to renew the mandates for on-market share repurchase and issue of additional shares. The Explanatory Statement required by the Listing Rules to be sent to shareholders in connection with the proposed repurchase resolution is set out in the Appendix to this circular.

ELECTION/RE-ELECTION OF DIRECTORS

5. In relation to Resolution 2, P A Johansen and Sir Adrian Swire will retire at the forthcoming AGM and will offer themselves for re-election in accordance with Article 93 of the Company's Articles of Association. J R Slosar who has been appointed as a Director of the Company since the last AGM will also retire pursuant to Article 91 and offers himself for election. Separate resolutions will be proposed for the election/re-election of these Directors. Their particulars and interests in the shares of the Company are provided in the "Directors and Officers" section and the "Directors' Report" in the Company's Annual Report 2006 which accompanies this circular. Other than as disclosed therein, they are not related to any Director, senior management or substantial shareholders of the Company.

6. Each of the persons proposed for election/re-election as Directors has entered into letter of appointment, which constitutes a service contract, with the Company. In accordance with the Company's Articles of Association, they will retire at the third AGM after election/re-election and will be eligible for re-election.

7. P A Johansen and Sir Adrian Swire, Non-Executive Directors, do not receive any emolument or director's fee from the Company. The remuneration of J R Slosar is determined in accordance with the policy reviewed by the Remuneration Committee.

8. The Company's remuneration policy and the fees paid to Independent Non-Executive Directors are set out in the "Corporate Governance" section of the Annual Report 2006 and particulars of all the Directors' remuneration are given in note 8 to the Accounts.

9. Save for the information set out in paragraphs 5 to 8 above, there is no information to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor are there other matters that needs to be brought to the attention of shareholders in respect of the persons proposed for election/re-election as Directors at the 2007 AGM.

DIRECTORS' FEE

10. At the 2003 AGM, shareholders resolved that directors' fees not exceeding an aggregate sum of HK$2 million be paid in any one year. This has remained unchanged in spite of an increase in the number of Directors. A resolution (Resolution 6) will be proposed to increase the maximum aggregate sum to HK$6 million in any one year.

PROCEDURE BY WHICH A POLL MAY BE DEMANDED

11. Under the Articles of Association of the Company, at any general meeting, on a show of hands every member present in person shall have one vote and on a poll every member present in person or by proxy shall have one vote for every fully paid up share of which he is the holder. A resolution put to the vote of a meeting shall be decided on a show of hands unless, before or on the declaration of the result of the show of hands or of the withdrawal of any other demand for a poll, a poll is duly demanded. Article 72 provides that, subject to the provisions of the Companies Ordinance, a poll may be demanded by:

    (i) the chairman of the meeting; or

    (ii) at least three members present in person or by proxy and entitled to vote at the meeting; or

    (iii) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

    (iv) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

    Pursuant to this, I intend to direct that each of the resolutions proposed at the forthcoming AGM be voted on by poll.

12. Your Directors believe that the proposals described in this document are in the interests of the Company and its shareholders and accordingly recommend you to vote in favour of all of the resolutions to be proposed at the AGM.

Yours faithfully,

Christopher D Pratt
Chairman

APPENDIX

The following is the Explanatory Statement required to be sent to shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of shares and also constitutes the Memorandum required under section 49BA of the Companies Ordinance.

1. It is proposed that up to 10 per cent of any class of the Company's shares in issue at the date of the passing of the resolution to approve the general mandate may be repurchased. As at 29th March 2007, the latest practicable date for determining such figure ("Latest Practicable Date"), the number of 'A' Shares in issue was 925,514,885 and the number of 'B' Shares in issue was 3,003,486,271. On the basis of such figures (and assuming no shares are issued or repurchased after 29th March 2007 and up to the date of passing such resolution) the Directors would be authorised to repurchase up to 92,551,488 'A' Shares and up to 300,348,627 'B' Shares.

2. The Directors believe that the ability to repurchase shares is in the interests of the Company and its shareholders.

   Repurchases may, depending on the circumstances, result in an increase in net assets and/or earnings per share. The Directors are seeking the grant of a general mandate to repurchase shares to give the Company the flexibility to do so if and when appropriate. The number(s) and class(es) of shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then pertaining.

3. It is envisaged that the funds required for any repurchase would be derived from the distributable profits of the Company.

4. There could be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its published audited accounts for the year ended 31st December 2006) in the event that the proposed share repurchases were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the general mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5. There are no Directors or (to the best of the knowledge of the Directors, having made all reasonable enquiries) any associates (as defined in the Listing Rules) of Directors who have a present intention, in the event that the general mandate is granted by shareholders, to sell shares to the Company.

6. The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the general mandate in accordance with the Listing Rules and the laws of Hong Kong.

7. If as the result of a repurchase of shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for purposes of the Hong Kong Code on Takeovers and Mergers ("Takeover Code"). As a result, a shareholder, or group of shareholders acting in concert depending on the level of increase of shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeover Code.

The Directors are not aware of any consequences which would arise under the Takeover Code as a consequence of any purchases pursuant to the general repurchase mandate. In the event of full exercise of the repurchase mandate and the maintenance by John Swire & Sons Limited of its present shareholding (amounting to approximately 54.69% of the votes attaching to the issued share capital of the Company at the Latest Practicable Date), the percentage of the votes attaching to the share capital owned by John Swire & Sons Limited would increase to 60.77%. Accordingly, such increase would not give rise to an obligation to make a mandatory offer under Rules 26 and 32 of the Takeover Code.

8. The Company has in the previous six months immediately prior to the latest Practicable Date purchased a total of 4,860,500 'A' Shares and nil 'B' Shares on the Stock Exchange. Details of the repurchases are as follows:

'A' shares

Date	Number of Shares purchased	Highest price paid(HK$)	Lowest price paid(HK$)
8th March 2007	961,500	91.30	89.70
9th March 2007	448,000	89.80	88.75
12th March 2007	100,000	90.00	89.95
13th March 2007	116,500	89.90	89.90
14th March 2007	122,500	87.20	87.00
15th March 2007	46,000	87.30	87.30
16th March 2007	996,000	85.45	84.90
19th March 2007	500,000	85.40	84.25
20th March 2007	24,000	86.00	85.95
22nd March 2007	279,000	89.00	88.20
23rd March 2007	200,000	88.80	87.70
26th March 2007	215,500	88.00	87.55
27th March 2007	281,500	88.00	87.70
28th March 2007	500,000	87.40	86.20
29th March 2007	30,000	87.50	87.10

9. No connected persons (as defined in the Listing Rules) of the Company have notified it of a present intention to sell shares of the Company to the Company and no such persons have undertaken not to sell any such shares to the Company in the event that the general mandate is granted by shareholders.

10. The highest and lowest prices at which shares of the Company have traded on the Stock Exchange in each of the previous twelve months are as follows:

	Highest (HK$)		Lowest (HK$)	
	'A' Shares	'B' Shares	'A' Shares	'B' Shares
March 2006	77.00	14.55	73.30	14.00
April 2006	81.40	14.95	76.10	14.25
May 2006	81.20	15.00	71.85	13.35
June 2006	80.20	15.00	70.60	13.05
July 2006	82.05	15.25	76.90	14.30
August 2006	85.40	15.04	80.20	14.50
September 2006	85.10	15.04	77.90	14.44
October 2006	85.15	15.10	80.45	14.52
November 2006	85.40	15.46	80.65	14.92
December 2006	84.65	15.90	80.25	15.10
January 2007	95.50	17.80	82.85	15.88
February 2007	94.00	17.64	88.00	16.60

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that an ordinary general meeting of the shareholders of Swire Pacific Limited, being the annual general meeting for 2007, will be held at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Thursday, 10th May 2007 at 10:00 a.m. to receive the report of the Directors and the audited accounts for the year ended 31st December 2006 and:

1. To declare final dividends.

2. To re-elect Directors.

3. To re-appoint auditors and authorise the Directors to fix their remuneration.

As special business, to consider and, if thought fit, to pass the following resolutions:

Ordinary Resolutions

4. THAT:

(a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to make on-market share repurchases (within the meaning of the Code on Share Repurchases) be approved;

(b) the aggregate nominal amount of any class of the Company's shares which may be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the shares of that class in issue at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

references to "shares" include securities which carry a right to subscribe for or purchase shares.

5. THAT:

(a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares and to make or grant offers, agreements and options which will or might require the exercise of such powers during or after the end of the Relevant Period be approved;

(b) the aggregate nominal amount of shares of any class allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue or (ii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares, shall not exceed the aggregate of 20 per cent of the aggregate nominal amount of the shares of that class in issue at the date of passing this Resolution provided that the aggregate nominal amount of the shares of any class so allotted (or so agreed conditionally or unconditionally to be allotted) pursuant to this Resolution wholly for cash shall not exceed 5 per cent of the aggregate nominal amount of the shares of that class in issue at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company; and

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares to holders of shares or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).

6. THAT the aggregate fees paid to the Directors in any one year shall not exceed HK$6 million.

By order of the Board
David Fu
Secretary

Hong Kong, 12th April 2007

Notes:

1. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.
2. All proxies must be deposited with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the meeting.
3. If approved, the final dividends are expected to be paid to shareholders on Monday, 4th June 2007.
4. The registers of shareholders will be closed from 7th to 10th May 2007, both days inclusive. To rank for the final dividends, all transfers should be lodged with the Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for registration not later than 4:30 p.m. on Friday, 4th May 2007.
5. The Directors retiring are P A Johansen, J R Slosar and Sir Adrian Swire. Separate resolutions will be proposed for their election/re-election.
6. The Chairman intends to direct that each of the resolutions set out in this notice be voted on by poll.

FORM OF PROXY for use at the **Annual General Meeting** on 10th May 2007.

SWIRE PACIFIC LIMITED

I/We ____

of ____

being a Member/Members of Swire Pacific Limited ("the Company"), hereby appoint CHRISTOPHER DALE PRATT of Hong Kong or failing him MARTIN CUBBON of Hong Kong or failing him Chairman of the meeting or (See Note 1)

____

of ____

as my/our proxy to vote for me/us and on my/our behalf at the annual general meeting of the Company to be held on Thursday, 10th May 2007 and at any adjournment thereof on the under-mentioned resolutions as indicated:

	For (see Note 2)	Against (see Note 2)
1. To declare final dividends.		
2. (a) To re-elect P A Johansen as a Director.		
(b) To re-elect Sir Adrian Swire as a Director.		
(c) To elect J R Slosar as a Director.		
3. To re-appoint PricewaterhouseCoopers as Auditors and to authorise the Directors to fix their remuneration.		
4. To grant a general mandate for share repurchase.		
5. To grant a general mandate to issue and dispose of additional shares in the Company.		
6. To approve Directors' Fees.		

Number of 'A' and 'B' shares to which this proxy relates. (see Note 3)
____________ 'A' shares
____________ 'B' shares

Signature : ______________________

Date : ______________________ 2007

Notes:

1. If you wish to appoint any other person (who need not be a Member of the Company) as proxy the names as shown should be deleted and the name and address of the other person inserted.
2. Please indicate with an "√" in the appropriate space opposite each resolution how you wish the proxy to vote on your behalf. If this form of proxy is signed and returned without any indication as to how the proxy shall vote, he will exercise his discretion as to whether or not he abstains from voting and, if appropriate, as to how he votes. Unless instructed otherwise, your proxy may also vote or abstain from voting as he thinks fit on any other business (including any amendment to any resolution) which may properly come before the meeting.
3. Please insert the number of 'A'/'B' shares to which this proxy relates in the box provided. If a number is inserted, this form of proxy will be deemed to relate only to those shares. If no number is inserted, this form will be deemed to relate to all the 'A'/'B' shares in the Company which are registered in your name (whether alone or jointly with others).
4. In the case of joint shareholders, this form of proxy must be signed by the shareholder whose name stands first in the Register of Shareholders.
5. In the case of a corporation, this form of proxy should be under its common seal or under the hand of an officer of the corporation duly authorised.
6. To be effective this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting.
7. Whether or not you intend to be present at the annual general meeting, you are requested to complete the form of proxy. The completion of a form of proxy and returning it to the Registrars of the Company will not preclude you from attending and voting in person at the meeting or poll concerned and, in such event, the appointment of the proxy will be deemed to be revoked.

委任代表表格供二零零七年五月十日舉行股東週年大會時使用。

太古股份有限公司

本人（吾人）______________________________

地址為______________________________

為太古股份有限公司（「公司」）股東，茲委任白紀圖，如其不能出任，或郭鵬（彼等皆為香港居民），如其不能出任，或大會主席，或（參看附註1）______________________________

地址為______________________________

為本人（吾人）之代表，代表本人（吾人）出席公司於二零零七年五月十日（星期四）舉行之股東週年大會及其任何續會，及就下列決議案，按以下指示投票表決：

	贊成（參看附註2）	反對（參看附註2）
1. 宣派末期股息。		
2. (a) 重選容漢新為董事。		
(b) 重選施雅迪爵士為董事。		
(c) 選舉史樂山為董事。		
3. 續聘羅兵咸永道會計師事務所為核數師並授權董事局釐定其酬金。		
4. 給予一般性授權購回股份。		
5. 給予一般性授權發行並分配公司新股。		
6. 通過董事袍金。		

與本委任代表表格有關之'A'股及'B'股數目（參看附註3）
____________ 'A'股
____________ 'B'股

簽名：______________________________

日期：二零零七年____________月____________日

附註：

1. 如台端擬委任其他人士為代表，則請將上列人名刪除，並在空格中填寫所欲委任之人士之姓名及地址，代表毋須為公司之股東。
2. 請在每一決議案旁之空格內以"√"註明台端欲代表如何代台端表決。倘若台端交回此表格時已簽署惟未有註明代表應如何投票，則代表可自行決定是否棄權或如何投票。除另有指示外，台端之代表亦可就大會上適合地提出之任何其他事項（包括對決議案之修訂）自行酌情投票或放棄投票。
3. 請在已備之欄內填上與本委任代表表格有關之'A'股／'B'股數目。如填上數目，此委任代表表格將被視為僅與該等股份有關。否則，本表格將被視為與以台端名義（無論個人或與其他人士聯名）登記之全部公司'A'股／'B'股有關。
4. 如屬聯名股東，此表格須由在股東名冊上名列首位者簽署。
5. 如為公司或團體，則此表格上應加蓋公章，或由經正式授權之行政人員簽署。
6. 此委任代表表格連同授權簽署此表格之授權書或其他文件，或該等授權書或文件經公證人簽署證明之副本，須在指定開會時間不少於四十八小時前送達或寄抵公司之股份登記處香港中央證券登記有限公司，地址為香港皇后大道東一八三號合和中心十八樓一八零六至一八零七室。
7. 無論台端是否擬出席股東週年大會，均請填妥本委任代表表格。台端將委任代表表格填妥並交回公司之股份登記處後，仍可親自出席大會，並可於表決時親自在會上投票，但在此情況下，此委任代表表格則被視為作廢。

SWIRE PACIFIC

12th April 2007

To the Shareholders
Dear Sir or Madam,

Swire Pacific Limited 2006 Annual Report

We attach Swire Pacific Limited's 2006 Annual Report and the circular containing the Chairman's letter dated 12th April 2007 (together the "Corporate Communication") which has been prepared in English and Chinese.

Those Shareholders who have received the Corporate Communication in either the English or Chinese language only and would like to receive a printed copy in the other language or to receive printed copies in both languages in future, please complete the enclosed Change Request Form and send it to the Company's Registrars, Computershare Hong Kong Investor Services Limited, using the postage-prepaid envelope provided. The Change Request Form may also be downloaded from the Company's website at www.swirepacific.com.

Shareholders are entitled at any time by reasonable notice in writing to the Registrars to change their choice of language and means of receipt of corporate communications.

Both the English and Chinese versions of the Corporate Communication are available on the Company's website at www.swirepacific.com for five years from the date of first publication.

If you have any queries about how to obtain copies of the Corporate Communication or how to access those documents on the Company's website, please call the Company's hotline on (852) 2840 8872.

Yours faithfully,
David Fu
Secretary

SWIRE PACIFIC

CHANGE REQUEST FORM

To : **Swire Pacific Limited**
c/o Computershare Hong Kong Investor Services Limited,
Rooms 1806-1807, 18th Floor, Hopewell Centre,
183 Queen's Road East, Hong Kong
(Fax No. 2529 6087)

Part A – **To receive another printed version of the following Corporate Communication:**

* (a) 2006 Annual Report
* (b) Circular containing the Chairman's letter dated 12th April 2007

(Please tick ONLY ONE box)

☐ I have already received the Chinese version of the Corporate Communication but I would now like to receive an English version.

☐ I have already received the English version of the Corporate Communication but I would now like to receive a Chinese version.

* *Please delete whichever is inappropriate*

Part B – **To change your choice**

I would like to change my previous choice and request to receive corporate communications of the Company to be issued not less than 10 business days after the date hereof in the following manner:

(Please tick ONLY ONE box)

☐ to receive the **printed English version** only;

☐ to receive the **printed Chinese version** only;

☐ to receive **BOTH** the printed English and Chinese versions;

☐ to rely on the Corporate Communication posted on the Company's website in lieu of the printed copy and to receive **email notification** to my email address at ________________ of the publication of the corporate communication on the Company's website.
(If you do not provide your email address, you will NOT be expressly notified as and when corporate communications are published.)

Signature: ________________ Contact Telephone No.: ________________ Date : ________________

SWIRE PACIFIC

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this notice, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

SWIRE PACIFIC LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Codes : 00019 and 00087)

ANNUAL GENERAL MEETING

The 2007 Annual General Meeting of Swire Pacific Limited (the "Company") will be held at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Thursday, 10th May 2007 at 10:00 a.m. to receive the report of the Directors and the audited accounts for the year ended 31st December 2006 and:

1. to declare final dividends;
2. to re-elect Directors;
3. to re-appoint auditors and authorise the Directors to fix their remuneration.

As special business, to consider and, if thought fit, to pass the following Ordinary Resolutions:

4. to authorise the Directors to make on-market repurchases of the Company's shares;
5. to authorise the Directors to allot, issue and otherwise deal with shares; and
6. to fix Directors' Fees.

By order of the Board

David Fu
Secretary

Hong Kong, 12th April 2007

Notes:

1. The Directors have recommended the payment of final dividends for 2006 of HK¢220.0 per 'A' share and HK¢44.0 per 'B' share. If approved by shareholders, it is expected that the dividends will be paid on 4th June 2007 to shareholders registered on 10th May 2007.
2. **The registers of shareholders will be closed from 7th to 10th May 2007, both days inclusive.** To rank for the final dividends, all transfers should be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for registration not later than 4:30 p.m. on Friday, 4th May 2007.
3. The Directors retiring are P A Johansen, J R Slosar and Sir Adrian Swire. Separate resolutions will be proposed for their election / re-election.
4. This is a summary of the full text of the Notice of the Annual General Meeting. The full text of the Notice is contained in a circular to shareholders giving further information about the business to be conducted at the Meeting. Copies of the circular, which are being sent to all registered shareholders with the 2006 Annual Report on 12th April 2007 may be obtained upon request from the Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.
5. The circular to shareholders and the 2006 Annual Report are also available on the Company's website: www.swirepacific.com.

As at the date of this announcement, the Directors of the Company are:

Executive Directors: C D Pratt (Chairman), P N L Chen, M Cubbon, D Ho, K G Kerr and J R Slosar; Non-Executive Directors: Baroness Dunn, J W J Hughes-Hallett, P A Johansen and Sir Adrian Swire; and Independent Non-Executive Directors: V H C Cheng, C K M Kwok, C Lee, M C C Sze and M M T Yang.

Contents

Swire Pacific is one of the leading companies in Hong Kong with five operating divisions: Property, Aviation, Beverages, Marine Services and Trading & Industrial. The group's operations are predominantly in Greater China where the name Swire or 太古 has been established for over 130 years. Swire Pacific is deeply committed to Hong Kong where our subsidiaries, associates and jointly controlled companies employ over 43,000 staff. Globally we employ over 70,000 staff.

Delivering Value

We are committed to see that our affairs are conducted with high ethical standards which is a key component to our long-term success. This reflects our belief that in achieving our business objectives, it is imperative that we act with high standards of probity, transparency and accountability, and with dignity, respect and in a socially responsible manner within the communities in which we operate.

We focus on the long-term development of businesses where we can create shareholder value in accordance with the return appropriate to that business. In this respect, we are well placed to contribute and benefit from the growth of Mainland China where we will leverage our industry-specific experience and focus on our core strengths.

The group's total net assets employed increased by HK$20.8 billion during 2006 to HK$127.0 billion at the year-end. Profit attributable to the Company's shareholders in the year was HK$22.6 billion, against HK$18.8 billion in 2005.

The Property Division employed HK$96.3 billion (76%) of the group's net assets at the year-end and generated profits of HK$17.0 billion giving an average return on equity attributable to the Company's shareholders of 23.7%. The division's profit on an underlying basis was HK$3.1 billion against HK$2.7 billion in 2005 and average return on equity attributable to the Company's shareholders was 3.7% compared with 3.9%.

Assets employed by the Aviation Division increased by HK$1.5 billion at the year-end to HK$19.9 billion. Profits attributable to the Company's shareholders in the year were HK$3.6 billion achieving an average return on equity attributable to the Company's shareholders of 18.8% or 11.9% excluding a gain of HK$1.3 billion arising from the shareholding realignment of Dragonair and Cathay Pacific.

The other divisions have total assets employed increased by HK$1.4 billion to HK$10.9 billion at the year-end and earned profits attributable to the Company's shareholders for the year of HK$1.8 billion giving an average return on equity attributable to the Company's shareholders of 21.8%.

The group overall achieved an average return on equity attributable to the Company's shareholders of 21.6%, consistent with 2005. On an underlying basis the group's average return was 7.5% against 9.1% in 2005.

At a glance

PROFIT AND LOSS ACCOUNT	
Turnover	
Property	
Beverages	
Marine Services	
Trading & Industrial	
Head Office	
Profit attributable to the Company's shareholders	
Property	
Aviation	
Beverages	
Marine Services	
Trading & Industrial	
Head Office	
Interim and final dividends for the year	
Share repurchases	
Retained profit less share repurchases	
BALANCE SHEET	
Net Assets Employed	
Property – cost and working capital	
– valuation surplus	
Aviation	
Beverages	
Marine Services	
Trading & Industrial	
Head Office	
Financed by	
Equity attributable to the Company's shareholders	
Minority interests	
Short-term (surplus)/financing	
Long-term financing	
'A' shares	
Earnings / (loss) per share	
Dividends per share	
Equity attributable to shareholders per share	
'B' shares	
Earnings / (loss) per share	
Dividends per share	
Equity attributable to shareholders per share	
Ratio	
Return on average equity attributable to the Company's shareholders	
Return on average equity attributable to the Company's shareholders (historic cost)	
Gearing ratio	
Interest cover – times	
Dividend cover – times	
Underlying	
Profit (HK$M)	
Equity attributable to Company's shareholders (HK$M)	
Return on average equity attributable to Company's shareholders	
Earnings per 'A' share (HK$)	
Earnings per 'B' share (HK$)	
Equity attributable to 'A' shareholders per share (HK$)	
Equity attributable to 'B' shareholders per share (HK$)	
Gearing ratio	
Interest cover – times	
Dividend cover – times	

Ten-Year Financial Summary

Turnover


HK$M
25,000
20,000
15,000
10,000
5,000
0
97 98 99 00 01 02 03 04 05 06
Property
Marine Services
Beverages
Trading & Industrial

Profit attributable to the Company's shareholders


HK$M
25,000
20,000
15,000
10,000
5,000
0
-5,000
-10,000
-15,000
-20,000
-25,000
97 98 99 00 01 02 03 04 05 06
Property
Beverages
Trading & Industrial
Aviation
Marine Services
Underlying profit

Net assets employed


HK$M
150,000
120,000
90,000
60,000
30,000
0
97 98 99 00 01 02 03 04 05 06
Property – cost
Beverages
Property – net valuation surplus
Marine Services
Aviation
Trading & Industrial

Total equity and net debt


HK$M
150,000
120,000
90,000
60,000
30,000
0
97 98 99 00 01 02 03 04 05 06
Total equity
Net debt
Underlying total equity

Earnings and dividends per 'A' share


HK$
15
10
5
0
-5
-10
-15
97 98 99 00 01 02 03 04 05 06
Earnings per share
Underlying EPS
Dividends per share

Returns on average equity*


%
40
30
20
10
0
-10
-20
-30
-40
-50
97 98 99 00 01 02 03 04 05 06
Group
Aviation
Marine Services
Property
Beverages
Group – underlying

Equity attributable to the Company's shareholders and market capitalisation at year end


HK$M
150,000
120,000
90,000
60,000
30,000
0
97 98 99 00 01 02 03 04 05 06
Market Capitalisation
Equity attributable to the Company's shareholders

Swire Pacific share price relative to HSI


Relative Index
150
120
90
60
30
0
97 98 99 00 01 02 03 04 05 06
Swire Pacific 'A'
Swire Pacific 'B'
Hang Seng Index

* Returns on average equity for Trading & Industrial Division are not shown on the graph as restructuring within the division has rendered the comparison of returns between years unmeaningful.

	1997 HK$M	1998 HK$M	1999 HK$M	2000 HK$M	2001 HK$M	2002 HK$M	2003 HK$M	2004 HK$M	2005 HK$M	**2006 HK$M**
PROFIT AND LOSS ACCOUNT										
Turnover										
Property	11,449	6,363	7,024	5,787	6,163	5,798	7,539	7,306	6,197	**5,595**
Beverages	4,381	4,552	4,450	4,439	4,513	4,787	4,955	4,978	5,187	**5,750**
Marine Services	730	970	809	843	893	991	1,216	1,297	1,492	**1,997**
Trading & Industrial	5,385	4,851	4,420	3,816	3,453	3,442	3,637	4,704	6,036	**5,554**
Head Office	26	28	21	21	29	28	40	39	25	**215**
	21,971	16,764	16,724	14,906	15,051	15,046	17,387	18,324	18,937	**19,111**
Profit attributable to the Company's shareholders										
Property	(4,364)	(23,137)	5,341	4,881	(2,956)	(2,129)	68	15,097	12,684	**16,983**
Aviation	1,004	(106)	1,040	2,510	520	2,128	843	2,393	1,928	**3,605**
Beverages	323	266	164	153	235	276	363	385	474	**480**
Marine Services	450	626	467	505	617	658	646	741	3,035	**834**
Trading & Industrial	13	(198)	92	(84)	130	4	228	388	520	**444**
Head Office	(309)	(413)	(475)	(187)	(193)	(300)	(132)	(186)	116	**220**
	(2,883)	(22,962)	6,629	7,778	(1,647)	637	2,016	18,818	18,757	**22,566**
Interim and final dividends for the year	2,756	1,304	1,707	1,738	1,738	1,996	2,052	3,062	3,154	**4,333**
Share repurchases	1,833	–	–	–	–	540	60	–	–	**–**
Retained profit less share repurchases	(7,472)	(24,266)	4,922	6,040	(3,385)	(1,899)	(96)	15,756	15,603	**18,233**
BALANCE SHEET										
Net Assets Employed										
Property – cost and working capital	18,602	28,550	29,346	27,272	33,932	33,380	32,114	30,041	29,609	**30,558**
– valuation surplus	56,826	26,956	30,110	38,141	28,510	23,011	20,217	36,004	48,483	**65,694**
Aviation	13,496	13,381	14,323	16,740	15,898	16,565	16,260	17,304	18,431	**19,941**
Beverages	3,630	3,723	3,838	3,509	3,369	3,479	3,111	2,936	2,930	**3,201**
Marine Services	2,244	2,569	2,962	2,752	2,899	3,814	4,335	4,772	5,061	**6,026**
Trading & Industrial	2,712	2,283	1,994	1,849	1,767	1,379	1,042	1,363	1,540	**1,715**
Head Office	168	540	637	87	102	27	283	410	166	**(114)**
	97,678	78,002	83,210	90,350	86,477	81,655	77,362	92,830	106,220	**127,021**
Financed by										
Equity attributable to the Company's shareholders	81,864	56,649	62,473	68,923	65,507	62,983	62,440	78,625	94,843	**114,481**
Minority interests	3,309	3,494	3,972	4,691	4,291	4,537	4,806	5,943	5,929	**510**
Short-term (surplus)/financing	(2,116)	4,677	3,192	1,687	2,489	4,222	4,207	1,053	(611)	**(340)**
Long-term financing	14,621	13,182	13,573	15,049	14,190	9,913	5,909	7,209	6,059	**12,270**
	97,678	78,002	83,210	90,350	86,477	81,655	77,362	92,830	106,220	**127,021**
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	**HK$**
'A' shares										
Earnings/(loss) per share	(1.83)	(14.75)	4.27	5.02	(1.06)	0.41	1.32	12.29	12.25	**14.74**
Dividends per share	1.77	0.84	1.10	1.12	1.12	1.30	1.34	2.00	2.06	**2.83**
Equity attributable to shareholders per share	52.75	36.50	40.25	44.41	42.20	41.09	40.79	51.35	61.95	**74.78**
'B' shares										
Earnings/(loss) per share	(0.37)	(2.95)	0.85	1.00	(0.21)	0.08	0.26	2.46	2.45	**2.95**
Dividends per share	0.35	0.17	0.22	0.22	0.22	0.26	0.27	0.40	0.41	**0.57**
Equity attributable to shareholders per share	10.55	7.30	8.05	8.88	8.44	8.22	8.16	10.27	12.39	**14.96**
Ratio										
Return on average equity attributable to the Company's shareholders	-3.38%	-33.16%	11.13%	11.84%	-2.45%	0.99%	3.21%	26.68%	21.63%	**21.56%**
Return on average equity attributable to the Company's shareholders (historic cost)	18.32%	4.62%	11.15%	9.53%	10.17%	11.76%	10.30%	12.80%	15.64%	**14.23%**
Gearing ratio	14.68%	29.69%	25.23%	22.73%	23.90%	20.93%	15.04%	9.77%	5.41%	**10.37%**
Interest cover – times	(22.96)	(85.69)	14.87	22.28	(4.57)	(1.96)	4.45	21.72	34.09	**46.65**
Dividend cover – times	(1.05)	(17.61)	3.88	4.48	(0.95)	0.32	0.98	6.15	5.95	**5.21**
Underlying										
Profit (HK$M)	6,591	1,701	4,235	3,792	4,307	5,389	4,942	6,538	8,742	**8,716**
Equity attributable to Company's shareholders (HK$M)	93,641	63,333	69,541	76,985	72,540	68,957	68,107	87,020	105,300	**128,563**
Return on average equity attributable to Company's shareholders	6.73%	2.17%	6.37%	5.18%	5.76%	7.62%	7.21%	8.43%	9.09%	**7.45%**
Earnings per 'A' share (HK$)	4.19	1.09	2.73	2.45	2.77	3.49	3.23	4.27	5.71	**5.69**
Earnings per 'B' share (HK$)	0.84	0.22	0.55	0.49	0.55	0.70	0.65	0.85	1.14	**1.14**
Equity attributable to 'A' shareholders per share (HK$)	60.34	40.81	44.81	49.60	46.74	44.98	44.50	56.84	68.77	**83.97**
Equity attributable to 'B' shareholders per share (HK$)	12.07	8.16	8.96	9.92	9.35	9.00	8.90	11.37	13.75	**16.79**
Gearing ratio	12.88%	26.72%	22.78%	20.43%	21.66%	19.18%	13.82%	8.84%	4.87%	**9.24%**
Interest cover – times	54.84	8.09	7.62	8.23	8.30	7.63	9.47	5.34	12.82	**13.44**
Dividend cover – times	2.39	1.30	2.48	2.18	2.48	2.70	2.41	2.14	2.77	**2.01**

Notes:
1. All years are shown in accordance with the group's current accounting policies and disclosure. Consequently years prior to 2005 may be different to those originally presented.
2. The equity attributable to the Company's shareholders and its return by division for 2004-2006 are shown in the Financial Review – Investment Appraisal and Performance Review on page 44.
3. Underlying profit and equity are discussed on page 38.

Swire Pacific reported an attributable profit in 2006 of HK$22,566 million compared to HK$18,757 million in 2005. Underlying attributable profit, which adjusts for net property revaluation gains, was HK$8,716 million, 0.3% down on the corresponding figure of HK$8,742 million in 2005. The decrease in underlying profit is attributable to a net reduction in non-recurring profits, in particular the disposal of the group's Hong Kong port interests in 2005. Core property and aviation earnings grew strongly in the year.

2006 was characterised by a restructuring of the group's aviation interests and by reinvestment in core businesses with capital expenditure and new investments of HK$11.9 billion and year-end commitments of HK$9.4 billion. A further RMB4.8 billion has been committed to new investment property projects in Mainland China in early 2007.

Dividends

The Directors have recommended a final dividend of HK¢220.0 per 'A' share and HK¢44.0 per 'B' share, which together with interim dividends paid in October 2006, amounts to a full year dividend of HK¢283.0 per 'A' share and HK¢56.6 per 'B' share.

Scope of Activities

In March Swire Properties acquired a further 50% interest in Festival Walk in Hong Kong from CITIC Pacific for HK$6.1 billion at which point it became a wholly owned subsidiary. In December Swire Properties sold its 10% interest in CITIC Square, Shanghai, to CITIC Pacific for a total consideration of HK$280 million, realising a gain of HK$155 million.

In December Swire Properties purchased a 50% interest in a project in Dazhongli in the Jingan District of Shanghai, from HKR International Limited ("HKRI") for a total consideration of HK$1,329 million. Swire Properties and HKRI are strategic partners in this large scale development which will consist of a major retail centre, offices, hotels, serviced apartments and residential units, to be jointly developed and held primarily for long term investment.

In February 2007, Swire Properties agreed to acquire an 80% interest in a retail development now under construction in the Sanlitun District of Beijing for RMB4.8 billion. The price includes the purchase of a 100% interest in a boutique hotel adjacent to the retail site.

Continued strong demand for office and retail property in Hong Kong saw occupancy levels and rentals improve across the investment portfolio. Attributable profit for the Property Division grew by 34%.

On 28th September Dragonair became a wholly owned subsidiary of Cathay Pacific following a shareholding realignment involving Cathay Pacific, Air China, CNAC, CITIC Pacific and Swire Pacific. As part of the realignment, Cathay Pacific increased its shareholding in Air China to 17.3%, Air China purchased 17.5% of Cathay and Swire Pacific's interest in Cathay Pacific reduced to 40%. This transaction strengthens Cathay Pacific's Hong Kong hub and provides a significant increase in access to Mainland China for the company.

Robust demand from both passenger and cargo services together with additional frequencies and capacity from an expanded fleet resulted in increased profits at Cathay Pacific.

Facilities expansion in both Hong Kong and Mainland China to address continued strong demand for airframe and engine maintenance produced good earnings growth from the HAECO group.

The Beverages Division recorded strong volume growth in Mainland China although margins were attenuated through rising raw material costs. The Division reported strong sales and earnings growth in the USA.

In October Swire Beverages acquired an additional 49% interest in the Fujian Coca-Cola franchise which is now a subsidiary interest of the group.

Finance

New debt facilities, including ten year US$ bonds, seven year HK$ bonds and syndicated and bilateral bank loans, totalling HK$11.2 billion were raised during the year to finance new investment and to repay maturing debt of HK$4.3 billion. As a result, net debt and gearing rose by HK$6.5 billion and 5 percentage points to HK$11.9 billion and 10.4% respectively.

We will continue to seek new investment opportunities where our competencies can deliver value to shareholders.

Continued increases in charter rates, vessel utilisation and fleet size resulted in another year of record profit for Swire Pacific Offshore. The company commenced operations off Sakhalin, Russia, with two new ice-class vessels on 15 year charters. Nine new vessels were purchased in 2006 at a cost of HK$1.3 billion.

Following the disposal in 2005 of the Company's interest in Modern Terminals, it agreed to sell its minority interest in Shekou Container Terminals realising a profit of HK$1.0 billion. This will be recognised in the 2007 results.

Earnings from the Trading & Industrial Division fell by 15% in 2006. Weakness in consumer demand in Taiwan reduced sales in the Company's automotive trading business and sharply increased aluminium prices reduced margins at the Company's canning plants in Mainland China.

Corporate Governance

Swire Pacific's governance principles and the processes adopted to safeguard the interests of shareholders are set out on pages 54 to 66.

Corporate Social Responsibility

Swire Pacific has a duty to adopt best practice in its relations with all stakeholders of the Company. This includes the communities in which we are involved, the people we employ and the need to protect the natural environment in which we operate. Highlights of the group's corporate social responsibility developments and activities in 2006 are set out on pages 76 to 80 of these accounts.

Prospects

Growing consumer demand and increased capital formation are expected to continue to underpin economic performance in Hong Kong and Mainland China. Swire Pacific enters 2007 with investment commitments of HK$14.2 billion.

Construction at the Taikoo Hui mixed-use development in Guangzhou has commenced in March 2007 with completion now expected in early 2010. The development comprises 1.4 million square feet of retail space, two office towers, two hotels and a cultural centre. The Sanlitun retail centre in Beijing is scheduled for completion in the third quarter of 2007. Site clearance and resettlement continues on schedule for the Dazhongli mixed-use development in Shanghai.

In Hong Kong it is expected that the construction of One Island East will be completed in the first half of 2008. This 70-storey Grade A office building will add 1.5 million square feet to Swire Properties' office property portfolio. The company is also developing a 350-room hotel adjacent to the site.

On completion of current developments Swire Properties will have a high-grade investment property portfolio of over 22 million square feet in Hong Kong and Mainland China.

Cathay Pacific will continue to capture revenue and cost synergies from its acquisition of Dragonair. The cross shareholding with Air China is expected to lead to profitable cooperation between both airlines in a number of areas. In general, strong passenger and cargo demand in Cathay Pacific's key markets, and increased capacity towards the end of the year, should lead to profitable growth for the business. As ever the company is exposed to fuel price volatility and increased regional competition.

HAECO's forward order book is firm and increased hangar capacity at its main facilities in Hong Kong and Xiamen should lead to profitable growth for the company.

Swire Beverages anticipates further strong sales growth in Mainland China although margins across its network will be challenged by rising raw material prices.

Swire Pacific Offshore has a strong forward order book and is expected to continue to benefit from strong demand from the offshore oil and gas sector. The company has commissioned the building of a further eight vessels for delivery in the next 18 months.

The Trading & Industrial Division anticipates continued strong sales and profit growth for its Mainland China businesses, particularly Swire Resources and ICI Swire Paints. This will be offset somewhat by continued negative sentiment in the Taiwan automotive market.

We remain confident in the underlying strength of our businesses and of the economies in which they operate. The group has made significant investments in property and aviation recently and will continue to seek new investment opportunities where its competencies can deliver value to shareholders.

The 2006 results reflect well on staff across the group and I thank them for their hard work and commitment throughout the year.

Christopher Pratt
Chairman
Hong Kong, 8th March 2007

Financial Highlights

	2006 HK$M	2005 HK$M	Change %
Turnover	19,111	18,937	+0.9
Operating profit	23,513	19,842	+18.5
Profit attributable to the Company's shareholders	22,566	18,757	+20.3
Cash generated from operations	5,748	5,158	+11.4
Net cash (outflow)/inflow before financing	(3,164)	6,693	-147.3
Total equity (including minority interests)	115,091	100,772	+14.2
Net borrowings	11,930	5,448	+119.0

	HK$	HK$	
Earnings per share *			
'A' shares	14.74	12.25	+20.3
'B' shares	2.95	2.45	
Dividends per share *			
'A' shares	2.830	2.060	+37.4
'B' shares	0.566	0.412	
Equity attributable to the Company's shareholders per share *			
'A' shares	74.78	61.95	+20.7
'B' shares	14.96	12.39	

Underlying Profits **

	2006 HK$M	2005 HK$M	Change %
Underlying profit attributable to the Company's shareholders	8,716	8,742	-0.3

	HK$	HK$	
Underlying earnings per share *			
'A' shares	5.69	5.71	-0.3
'B' shares	1.14	1.14	
Underlying equity attributable to the Company's shareholders per share *			
'A' shares	83.97	68.77	+22.1
'B' shares	16.79	13.75	

Notes:
* All calculations per share have been calculated using the weighted average number of shares in issue during each year. See note 13 to the accounts.
** The reconciliation between the reported and underlying attributable profits and equity attributable to the Company's shareholders is provided on page 38.

Property Division

Swire Properties' investment property portfolio in Hong Kong principally comprises office and retail premises in prime locations, as well as serviced apartments, hotel interests and other luxury residential accommodation. The completed portfolio totals 13.1 million square feet of gross floor area. Current property pending or under development in Hong Kong comprises a further 2.2 million square feet, mainly of office space. In Mainland China, Swire Properties has substantial interests in major commercial mixed-use developments under construction in Guangzhou, Beijing and Shanghai. In the United States, Swire Properties owns a 75% interest in the Mandarin Oriental Hotel in Miami, Florida.

Swire Properties' trading portfolio comprises land and apartments under development in Hong Kong and Miami, Florida. The company currently has no inventory of completed units.

Particulars of the group's principal properties are set out on pages 154 to 163.

On completion of current developments, our high grade investment portfolio will be 22 million square feet.

	2006 HK$M	2005 HK$M
Turnover		
Gross rental income derived from		
Offices	2,118	1,647
Retail	2,420	2,315
Residential	262	206
Non-recurring gross rental income		
Offices	–	54
Retail	–	82
Other revenue*	72	78
Property investment	4,872	4,382
Property trading	554	1,339
Sale of investment properties	180	509
Hotels	27	–
Total turnover	5,633	6,230
Operating profit derived from		
Property investment	3,450	3,064
Sale of available-for-sale investment	155	–
Valuation gains on investment properties		
– change in fair value	16,990	11,881
– transferred to finance cost	–	158
– write-back of over-provision for land premium	–	692
Property trading	190	514
Sale of investment properties	–	93
Hotels	2	–
Total operating profit	20,787	16,402
Share of post-tax profits from jointly controlled and associated companies		
Normal operations	267	214
Non-recurring items	132	–
Attributable profit	16,983	12,684

* Other revenue is mainly estate management fees.


1
2
3
4
6
7
8

Additional information is provided below to reconcile reported and underlying profits attributable to the Company's shareholders. These reconciling items principally adjust for the impact of adopting HKAS 40 and HKAS-Int 21 on investment properties and deferred taxation respectively.

	2006 HK$M	2005 HK$M
Attributable profit	16,983	12,684
Profit on sale of investment properties	170	352
Valuation gains from subsidiaries		
– change in fair value	(16,990)	(11,881)
– transferred to finance cost	-	(158)
– write-back of over-provision for land premium	-	(692)
Share of valuation gains from JCC and Associates	(173)	(114)
Depreciation of owner occupied property	16	7
Deferred taxation	3,066	2,127
Minority interests	2	349
Underlying profit	3,074	2,674

Net rental income


HK$M
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
97 98 99 00 01 02 03 04 05 06

Valuation of investment properties


HK$M
120,000
100,000
80,000
60,000
40,000
20,000
0
97 98 99 00 01 02 03 04 05 06
Completed
Under development

Underlying operating profit before non-recurring items and change in fair value of investment properties


HK$M
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
-1,000
97 98 99 00 01 02 03 04 05 06
Property investment
Sale of investment properties
Property trading

Floor area of property portfolio


Completed: ('000 sq.ft.)
25,000
20,000
15,000
10,000
5,000
0
97 98 99 00 01 02 03 04 05 06 on completion
Office
Techno-centres
Hotels
Retail
Residential
Mixed-use


One Pacific Place
863,266 sf
The Atrium
173,999 sf
Two Pacific Place
695,510 sf
Parkside
443,075 sf
Queensway
JW Marriott
525,904 sf
Three Pacific Place
621,530 sf
The Mall
711,182 sf
Justice Drive
Three Pacific Place Link
Island Shangri-La
605,728 sf
Conrad
540,115 sf
Wing Fung Street
Supreme Court Road
Pacific Place


Tat Chee Avenue
Festival Walk Tower
228,663 sf
Festival Walk (Mall)
980,081 sf
Kowloon Tong
KCR/MTR Interchange
Festival Walk


Not to scale. For identification purposes only.
New Territories
Kowloon Tong
Kowloon
MTR Routes
KCR Routes
MTR Interchange
MTR/KCR Interchange
Airport Express Routes
MTR Station
Future Development
Quarry Bay
Tai Koo
Admiralty
Hong Kong Island


Lincoln House
333,350 sf
Somerset House
923,356 sf
PCCW Tower
(20% interest)
620,148 sf
Dorset House
609,540 sf
Cambridge House
268,793 sf
Devon House
803,448 sf
Cityplaza Three
447,709 sf
Cityplaza Four
556,427 sf
Oxford House
501,249 sf
Cornwall House
334,936 sf
Warwick House
552,537 sf
Taikoo Wan Road
Cityplaza One
(Phase 2)
445,817 sf
Hotel in Cityplaza
199,578 sf
Cityplaza (Mall)
1,105,227 sf
One Island East
1,522,760 sf
Pan Hoi Street
King's Road
Westlands Road
Cityplaza One
628,785 sf
TaiKoo Place
Cityplaza

Property portfolio – gross floor area ('000 square feet)

Location	Total	Retail	Office	Techno-centres	Residential	Hotels	Mixed-use
Completed							
Pacific Place	3,843	711	2,180		617	335	
TaiKoo Place	4,452		2,641	1,811			
Cityplaza	2,738	1,105	1,633				
Festival Walk	1,209	980	229				
Others	881	603	183		48	47	
– Hong Kong	13,123	3,399	6,866	1,811	665	382	–
– United States	258					258	
– United Kingdom	96					96	
Total completed	**13,477**	**3,399**	**6,866**	**1,811**	**665**	**736**	**–**
Under and pending development							
– Hong Kong	2,174		1,974			200	
– Mainland China	6,733*	2,701	1,465			1,000	1,567
Total	22,384	6,100	10,305	1,811	665	1,936	1,567

* Including gross floor area of 1,456,000 square feet for Sanlitun, Beijing acquired in February 2007.

2006 OVERVIEW

The Hong Kong property market has continued to strengthen during 2006, a reflection of Hong Kong's good economic performance. Office rents have risen sharply as a consequence of robust demand and the absence of significant new supply. Retail rents have risen steadily, with domestic demand improving and tourism from Mainland China continuing to benefit sales.

Recurring gross rental income from the investment portfolio amounted to HK$4,800 million in 2006, compared with HK$4,168 million in 2005, reflecting both improved occupancies and rents throughout the portfolio.

Operating profit from property trading represents principally profits booked on the completion of units at The Carbonell in the United States.

On 3rd March 2006 Swire Properties completed the acquisition of the 50% interest in Festival Walk previously held by CITIC Pacific for a total consideration of HK$6,123 million. Festival Walk is now wholly owned by Swire Properties.

In December 2006 Swire Properties completed the purchase of a 50% interest in a project in Dazhongli in the Jingan District of Shanghai from HKR International Limited ("HKRI") for a total consideration of HK$1,329 million. Swire Properties and HKRI are strategic partners in the development, consisting of a major retail centre, offices, hotels, serviced apartments and residential units, to be jointly developed and held primarily for long-term investment.

In February 2007, Swire Properties announced an agreement to acquire an 80% interest in the retail component, and a 100% interest in a boutique hotel integral to the overall development of approximately 1.46 million square feet, currently under construction in Sanlitun, Beijing, for a total consideration of RMB4,800 million. The remaining 20% interest in the retail component will be held by Gateway Capital.

Hong Kong Investment Property Portfolio

Offices

Strong demand, particularly from the financial services sector, coupled with a limited amount of new supply, has allowed office rents to rise sharply during 2006. Recurring gross rental income from the office portfolio was 29% higher in 2006 than in 2005. Occupancy levels continued to improve and at the year-end averaged 97% for the office portfolio compared to 94% at the end of 2005.

Retail

The Swire Properties retail portfolio continued to perform well during 2006. Gross rental income for the year was 5% higher than that of 2005. Retail sales at Swire Properties' three principal shopping malls were higher and these centres remain fully let. The Mall at Pacific Place, Cityplaza and Festival Walk together welcome more than ten million visitors each month.

The Mall at Pacific Place is one of the leading shopping malls in Hong Kong. Seibu, Great Food Hall, Lane Crawford and AMC Cinemas (which re-opened following reconfiguration and refurbishment at the end of 2006) are anchor tenants, together with 160 other retail and catering outlets amounting to approximately 700,000 square feet.

Cityplaza is the primary destination for shoppers in Island East, with a number of major anchor tenants including Wing On, Marks & Spencer and UA Cinemas. A substantial anchor tenant, Uny, will undertake a significant refurbishment during the first half of 2007 and will relaunch as Apita. Other tenants comprise over 170 retail and catering outlets and the Cityplaza Ice Palace, together totalling just over 1.1 million square feet.

Festival Walk is the major shopping centre in central Kowloon with anchor tenants including Taste, Marks & Spencer, Page One Books and the AMC Cinema, plus over 200 other retail and catering outlets and the Glacier ice rink together comprising over 980,000 square feet.

The Citygate retail centre at Tung Chung, in which Swire Properties has a 20% interest, has been relaunched successfully as an outlet mall for international brands, with over 60 retail and catering outlets.

Residential

The residential portfolio comprises primarily The Atrium and Parkside serviced suites at Pacific Place. Occupancy at Parkside has been high, and rents have increased during 2006. The Atrium serviced suites will commence a significant reconfiguration and refurbishment programme in 2007, and will re-open as a boutique hotel upon completion in 2009. The remaining residential properties on Hong Kong Island were fully let.

Investment Properties under Development

Construction work on the superstructure of One Island East is well underway and it is expected that the building will be completed in the first half of 2008. This 70-storey Grade A office building will add approximately 1.5 million square feet to Swire Properties' Island East investment property portfolio.

2006 Valuation of Investment Properties

The portfolio of investment properties was valued at 31st December 2006 by Debenham Tie Leung. As a result of this valuation, Swire Properties' operating profit increased by HK$16,990 million. The increase largely reflects the increase in office rental levels and benchmarks set by recent transactions in the market.

Mainland China

In December 2006 Swire Properties sold its 10% interest in CITIC Square, Shanghai, to CITIC Pacific for a total consideration of HK$280 million, realising a gain of HK$155 million.

Investment Properties under Development

Construction at the Taikoo Hui mixed-use development in Guangzhou has experienced some delay during 2006, and completion is now expected in early 2010, at which time the development will include 1.4 million square feet of prime shopping space, two office towers, two hotels and a cultural centre.

Site clearance and resettlement work is well underway at the Dazhongli Project in Shanghai. Design development is ongoing.

The Sanlitun project in Beijing will be completed in 2007 and both the retail and hotel components will open early in 2008.

Hotels

Hong Kong

Swire Properties has a 20% interest in each of the JW Marriott, Conrad Hong Kong and Island Shangri-la hotels at Pacific Place, results of which have improved during the year from both higher occupancy levels and increased room rates.

The Novotel Citygate, a 440-room hotel in Tung Chung in which Swire Properties has a 20% interest, opened in April 2006 and has traded satisfactorily during the year.

Planning approval has been obtained to build a 350-room hotel on the site formerly known as Cityplaza Two. Construction work is expected to commence shortly, with completion scheduled in early 2009.

USA

The 329-room Mandarin Oriental Hotel in Miami, which is 75% owned by the group, continued to report improved operating profits.

UK

In October 2006 Swire Properties acquired Alias Hotels plc, a United Kingdom group of three boutique hotels (with a total of 165 rooms) in Exeter, Cheltenham and Brighton.

Property Trading Portfolio

There is currently no inventory of completed trading properties.

Following the sale of the remaining carparks and retail component at Ocean Shores, provisions of HK$132 million booked in 2002 have been released in the year.

Hong Kong

The main construction contract for the development at Java Road in North Point, where Swire Properties has been appointed as developer by China Motor Bus, is under way and due for completion in 2008. Swire Properties is entitled to reimbursement of costs and a share of the net sales proceeds under the terms of this appointment.

The foundation contract at 2A – 2E Seymour Road in Mid-Levels is expected to be awarded shortly. Swire Properties has a controlling stake in this site with redevelopment potential of approximately 174,000 square feet. The final form of the development will be determined once outstanding approvals have been obtained.

A former bus depot site on Wong Chuk Hang Road, Aberdeen, is owned 50:50 by Swire Properties and China Motor Bus. The site has an industrial development potential of 382,000 square feet. Consideration is being given to alternative uses.

USA

Construction work at Asia, a 123-unit condominium tower on Brickell Key in Miami, is well advanced, with completion now scheduled in the fourth quarter of 2007. The project is essentially fully sold.

2007 Outlook

Swire Properties will continue to seek opportunities to invest in real estate projects in major cities in Mainland China.

In Hong Kong the development and leasing of One Island East, as a major addition to the commercial portfolio, will be a primary focus in 2007.

In residential trading, the company will pursue quality projects of the type in which it has established a strong track record.

In the United States, Swire Properties intends to build further on its reputation for developing high-quality residential apartments in South Florida.

Keith G Kerr

Aviation Division

The Aviation Division comprises significant investments in associated companies, including the Cathay Pacific group (which consolidated Dragonair as a wholly owned subsidiary from 1st October 2006), the Hong Kong Aircraft Engineering group and Hong Kong Air Cargo Terminals. Cathay Pacific and HAECO are listed on the Hong Kong Stock Exchange. Dragonair provides passenger and freighter services to destinations primarily in Mainland China. Other companies provide cargo services and aviation-related services including flight catering, ramp and cargo handling.

The Cathay Pacific group now operates a total of 149 aircraft, signifying a new era of expansion.

	2006 HK$M	2005 HK$M
Profit on shareholding realignment of Dragonair and Cathay Pacific	1,334	–
Share of post-tax profits from associated companies		
Cathay Pacific group *	1,681	1,418
Hong Kong Dragon Airlines	19	43
Hong Kong Aircraft Engineering group	379	279
Hong Kong Air Cargo Terminals	288	283
	2,367	2,023
Attributable profit	3,605	1,928

Turnover of these associated companies at entity level is:

	Turnover (100%)	
	2006 HK$M	2005 HK$M
Cathay Pacific group	60,783	50,909
Hong Kong Aircraft Engineering group	3,844	3,121
Hong Kong Air Cargo Terminals	3,081	2,939

Swire Pacific's Aviation Division includes the following associated companies:

	Shareholding of group companies at year end			
	Direct or by Swire Aviation**	By Cathay Pacific group	Total	Swire Pacific effective interest
Cathay Pacific Airways	40.0%	–	40.0%	40.0%
Hong Kong Dragon Airlines	–	100.0%	100.0%	40.0%
Hong Kong Aircraft Engineering Co	32.7%	27.4%	60.1%	43.6%
Hong Kong Air Cargo Terminals **	30.0%	10.0%	40.0%	20.0%

* These figures do not include Cathay Pacific's share of profits from the Hong Kong Aircraft Engineering group and Dragonair, a subsidiary of Cathay Pacific with effect from 1st October 2006, which have been included in the attributable figures for those companies.

** Cathay Pacific accounts for its shareholding in Hong Kong Air Cargo Terminals as an investment interest and consequently the group does not include this holding in its effective interest. Swire Aviation is a 66.7% held subsidiary company of Swire Pacific.


149

Operating Statistics

Key Operating Highlights

		Cathay Pacific* and Dragonair	Cathay Pacific		
		2006	2006	2005	Change
Available tonne kilometres ("ATK")	Million	19,684	18,866	17,751	+6.3%
Available seat kilometres ("ASK")	Million	91,769	89,118	82,766	+7.7%
Revenue passenger kilometres ("RPK")	Million	72,939	71,172	65,110	+9.3%
Revenue passengers carried	'000	18,097	16,728	15,438	+8.4%
Passenger load factor	%	79.5	79.9	78.7	+1.2% pts
Passenger yield	HK cents	48.0	47.0	46.3	+1.5%
Cargo carried	'000 tonnes	1,308	1,199	1,118	+7.2%
Cargo and mail load factor	%	68.6	68.3	67.0	+1.3% pts
Cargo and mail yield	HK$	1.70	1.69	1.75	-3.4%
Cost per ATK	HK$	2.23	2.21	2.19	+0.9%
Cost per ATK without fuel	HK$	1.57	1.53	1.55	-1.3%
Aircraft utilisation	Hours per day	12.5	12.8	12.6	+1.6%
On-time performance	%	85.2	85.9	86.1	-0.2% pts

* Consolidated operating statistics include Dragonair's operation from 1st October 2006.

2006 OVERVIEW

The benefit of strong demand across the industry was partially impacted by consistently high fuel prices and the division reported 17% profit growth, excluding the profit arising from the shareholding realignment of Dragonair and Cathay Pacific.

On 28th September Dragonair became a wholly owned subsidiary of Cathay Pacific following a shareholding realignment involving Cathay Pacific, Air China, CNAC, CITIC and Swire Pacific.

As part of the realignment, Cathay Pacific increased its shareholding in Air China to 17.3%, Air China purchased 17.5% of Cathay Pacific and Swire Pacific's interest in Cathay Pacific reduced to 40%. A gain of HK$1.3 billion has been recognised from this transaction primarily attributable to the dilution of Swire Pacific's interest in Cathay Pacific.

The synergies and new business opportunities that arise from linking Cathay Pacific's international network with Dragonair's extensive Mainland services will bring benefits to both carriers and their customers.

Cathay Pacific Airways

The Cathay Pacific group, celebrating its 60th anniversary as Hong Kong's airline, made a consolidated profit of HK$4,088 million in 2006, an increase of 24% from HK$3,298 million in 2005.

Record passenger numbers and freight volumes contributed to a 13.8% increase in turnover from 2005. Continuing high fuel prices with total net fuel cost 10.9% higher than the previous year, partially offset the benefits of the increased turnover.

Passenger Services

Cathay Pacific achieved its highest ever passenger revenue with record passenger numbers and an average load factor of 79.9%. Passenger demand remained buoyant throughout the year. Strong front end demand helped to drive up yield by 1.5% to HK¢47.0. Yields in economy class suffered, however, due to strong competition on key long haul and regional flights. Capacity increased by 7.7% with two additional aircraft joining the fleet.

Cargo

Cathay Pacific set new revenue and tonnage records with cargo capacity increasing by 5.2%. Cargo yield dropped by 3.4% with weak demand for exports out of Australia, Europe and the United States. Growth in cargo tonnage out of Mainland China remained strong despite a significant increase in competitor capacity.

Network, Product & Fleet

Network

During 2006:

- a daily service to Shanghai was launched
- Kota Kinabalu, Phuket and, in January 2007, Busan were added to the network from codeshare arrangements with Dragonair
- additional services commenced to Adelaide, Bahrain, Dubai, Frankfurt, Riyadh, Rome and Seoul, while three Penang flights each week were upgraded to a direct service
- new freighter services were launched to Beijing, Chennai, Stockholm and Toronto, bringing the total number of freighter destinations to 31

Product

Cathay Pacific won the following awards in the year:

- "Airline of the Year 2006" by leading industry magazine Air Transport World
- "Airline of the Year 2006" in the OAG 24th Annual Awards, along with "Best Airline Based in Asia" and "Best Transpacific Airline"
- joint winner, with Air China, of the Centre for Asia Pacific Aviation ("CAPA") "Airline of the Year" honour
- CAPA "Cargo Airline of the Year"
- "Airline of the Year" from leading regional trade publication Travel Trade Gazette; and
- "Best Inflight Travel Retailer in Asia Pacific" in the Raven Fox Awards

In September, the airline gave a preview of its new long haul inflight product that will completely overhaul all travel classes. The new product will feature new seats, an improved entertainment system and cabin design and will be rolled out progressively on every aircraft in the long haul fleet from early 2007.

Fleet

At the end of 2006 Cathay Pacific had 102 aircraft. Key additions and orders made during the year were:

- the passenger fleet took delivery of an Airbus A330-300, the airline's 100th aircraft, and a Boeing 777-300
- the firm order for 16 Boeing 777-300 ERs "Extended Range" aircraft was increased to 18 with delivery commencing in September 2007
- the cargo fleet took delivery of two Boeing 747-400 BCFs "Boeing Converted Freighters" and acquired two more Boeing 747-400 aircraft that will be converted for deployment in 2007
- six new Boeing 747-400 ERFs "Extended Range Freighters" were ordered with delivery commencing in May 2008

Hong Kong Dragon Airlines ("Dragonair")

Dragonair operates passenger services to 30 destinations in Asia, including 21 in Mainland China and provides freighter services to ten destinations covering cities in Asia, Europe, Middle East and the United States.

Despite strong turnover, the high price of fuel continued to affect the airline's profitability. Fuel costs now account for 19% of the airline's total net operating expenses.

Passenger Services

Passenger revenue was high with 5.6 million passengers carried. Passenger load factor was 67.8% while capacity increased by 5.4%. Yields were dampened with increasing competition on key routes.

Cargo

Cargo turnover decreased with yield declining as a result of intense competition and softening markets. The airline carried 395,385 tonnes of freight during the year.

Network, Product & Fleet

During the year new services to Shenyang and Phuket were introduced and to Busan in January 2007. Codeshare services have started operating with Cathay Pacific to seven destinations.

Dragonair was voted "Best Airline – China" for the fifth consecutive year in the international Skytrax passenger survey and was voted "Best China Airline" for the second consecutive year in the 2006 Business Traveller Asia-Pacific Awards.

Three Airbus A330-300 aircraft were received during the year offsetting the return of an operating lease Airbus A320. By the end of the year the freighter fleet had reached five with the addition of one Boeing 747-400 BCF. Another converted freighter was delivered in January 2007. Firm orders are in place for three further freighters.

Network Coverage


Hong Kong
Cathay Pacific
Cathay Pacific Freighter
Dragonair
Air Hong Kong

AHK Air Hong Kong ("AHK")

AHK, a 60% subsidiary of Cathay Pacific, further expanded its express cargo network during the year, increasing the number of destinations it serves in Asia to eight.

During the year, the company took delivery of two new Airbus A300-600 freighters, increasing its fleet size to eight.

AHK recorded a higher profit in 2006 despite the adverse impact of higher fuel prices.

Cathay Pacific Catering Services ("CPCS")

CPCS, a wholly owned subsidiary of Cathay Pacific, operates six inflight catering facilities in Asia and North America. The company produced a record 20.7 million meals in 2006 and accounts for 67% of the airline catering market in Hong Kong. Business volume increased by 13% over 2005. The company recorded a satisfactory result in 2006 with effective cost controls and productivity improvement initiatives.

Hong Kong Airport Services ("HAS")

HAS, a wholly owned subsidiary of Cathay Pacific, is the largest franchised ramp handling company at Hong Kong International Airport providing services including aircraft loading, passenger steps and air-bridge operation, baggage handling, passenger and staff buses, aircraft load control, cargo and mail delivery.

HAS achieved a satisfactory profit in 2006 despite margins coming under pressure as airlines attempted to reduce their costs, while operating costs for the company increased.

Hong Kong International Airport Services ("HIAS")

Following the acquisition of Dragonair, HIAS became a wholly owned subsidiary of Cathay Pacific.

The company provides airport ground handling services in Hong Kong to Dragonair and other airlines. The company handled 34,055 flights in 2006 and recorded a satisfactory performance for the year.

Air China

Air China is Mainland China's national flag carrier providing passenger, cargo and other airline related services. The airline serves 78 domestic and 43 international destinations.

Following the completion of the shareholding realignment, Air China now holds a 17.5% interest in Cathay Pacific and Cathay Pacific holds a 17.3% interest in Air China. Cathay Pacific now accounts for Air China as an associate interest.

Hong Kong Aircraft Engineering Company ("HAECO")

The HAECO group provides a range of aviation maintenance and repair services. The primary operations are aircraft maintenance and modification work in Hong Kong and Xiamen, and Rolls-Royce engine overhaul work performed by its jointly controlled companies Hong Kong Aero Engine Services Limited ("HAESL") and Singapore Aero Engine Services Limited ("SAESL").

The attributable profit for the HAECO group comprised:

	2006 HK$M	2005 HK$M	Change
HAECO			
Hong Kong operations	305	256	19%
TAECO	221	102	117%
Share of:			
HAESL and SAESL	282	229	23%
Other jointly controlled companies	39	31	26%
	847	618	37%

These results were derived from capacity expansion and continuing strong demand for its services.
The majority of the growth was due to strong demand for heavy maintenance in both Xiamen and Hong Kong. There was also good growth in engine overhaul work performed by HAESL and SAESL.

HAECO continues to expand rapidly. The company's second hangar at Hong Kong International Airport commenced operation in December 2006 and a third Hong Kong hangar is planned to open in early 2009. TAECO is constructing two more hangars in Xiamen – one of which is planned to open in mid 2007 and the other in early 2009. A new joint venture has been formed to overhaul landing gear in Xiamen. HAESL is building an extension to its engine build shop which is due to open in early 2008.

The HAECO group is investing heavily in the recruitment and training of engineering staff. Its total headcount increased by 1,935 to approximately 10,100 during the year, and further growth is planned in 2007 to fully staff the new facilities.

Prospects for the HAECO group are good given the recent increase in hangar capacity, strong demand for its heavy maintenance services and the growth in the fleets of its Hong Kong based customers. It will, however, take time to increase the number of fully trained staff to a level which matches the additional capacity and results will be moderated by associated cost increases and by the impact of the appreciation of the Renminbi on TAECO's margins.

Hong Kong Air Cargo Terminals ("Hactl")

Hactl achieved throughput growth of 5.3% handling a record 2.56 million tonnes on continued strong growth in transhipment cargoes.

Philip Chen

Beverages Division

The Beverages Division has the right to manufacture, market and distribute the products of The Coca-Cola Company in Hong Kong, Taiwan, seven provinces in Mainland China and in an extensive area in the western USA.

Swire Beverages experienced strong volume growth, with 590 million unit cases of beverages sold.

	2006 HK$M	2005 HK$M
Turnover*	**5,750**	5,187
Operating profit	**417**	408
Share of post-tax profits from jointly controlled companies	**200**	214
Attributable profit	**480**	474

Segment information

	Turnover		Attributable Profit	
	2006 HK$M	2005 HK$M	2006 HK$M	2005 HK$M
Hong Kong	**1,536**	1,358	**126**	121
Taiwan	**988**	1,046	**34**	52
USA	**3,025**	2,783	**239**	203
Mainland China*	**201**	–	**109**	127
Central costs	–	–	**(28)**	(29)
	5,750	5,187	**480**	474

	Hong Kong	Taiwan	USA	Mainland China	2006 Total	2005 Total
Sales volume (million cases)	49.8	41.5	83.7	415.2	**590.2**	519.1
Net assets employed (HK$M)	625	432	716	1,428	**3,201**	2,930
Capital expenditure (HK$M)	58.6	33.6	121.2	342.2	**555.6**	438.5

* Mainland China turnover is attributable to the Fujian Coca-Cola franchise for the period from 1st October when it became a subsidiary interest. All other interests in Mainland China are jointly controlled companies. Total turnover at Mainland China operations was HK$6,700 million in 2006 (2005: HK$5,502 million).


Coke
TRADE MARK REGD.
590 million cases


Sales volume in million unit cases
Million unit cases
600
500
400
300
200
100
0
97 98 99 00 01 02 03 04 05 06
Hong Kong
USA
Taiwan
Mainland China


Net assets employed
HK$M
5,000
4,000
3,000
2,000
1,000
0
97 98 99 00 01 02 03 04 05 06
Hong Kong
USA
Taiwan
Mainland China

Net assets employed comprise total equity (including minority interests) and net borrowings of group companies, which include the share of net assets in jointly controlled companies in Mainland China.

2006 OVERVIEW

The Beverages Division recorded strong volume growth in 2006 although attributable profits were impacted by significant increases in raw material costs driven by the general rise in global commodity prices. For the division in total, attributable profit rose HK$6 million to HK$480 million and sales by 13.7%.

Mainland China operations continue to be the primary volume driver while the USA accounted for almost half of the division's profit.

Hong Kong

Sales volume grew 4.6% aided by a strong start to the year and reasonable weather in the summer. Margins remained under pressure due to high material costs and persistent pricing pressure.

The non-carbonated beverages ("NCB") portfolio continued to perform strongly, driven by volume growth from Healthworks (+111%), Bonaqua (+12.5%) and Bonactive (+25%) brands, with Bonaqua now being the number one bottled water sold in Hong Kong. Overall, NCB products volume grew 9.9% and now accounts for 46% of the sales mix (2005:44%).

Overall the strong sales volume and effective control of operating costs offset the effects of price pressure, and higher material and distribution costs, resulting in a 4.1% increase in profit.

Taiwan

The carbonated soft drink ("CSD") portfolio maintained its leadership position at approximately 40% market share but the category as a whole continues to decline.

NCB sales were bolstered by the launch of Shi Zen (green tea) and the re-launch of Aquarius sports drinks (+51%) but were in general held back by insufficient new product initiatives.

The competitive environment remains extremely fierce with both price and shelf space being under constant threat from house brands. In addition, contraction in the local economy dampened consumer demand. Overall sales volume fell 6.1%.

Material costs increases were partially offset by good control of operating expenses. Overall profit fell to HK$34 million.

USA

Sales volume was up 6.2% in the USA, driven by strength in the energy drinks category, with four of the top six products distributed by the division. Margins declined slightly as effective price management largely offset the impact of higher utility and labour costs.

The gradual but persistent consumer shift towards NCB products helped lift sales volume of Powerade (14.4%), Dasani mineral water (22.1%) and energy drinks (248%).

Franchise Territories


Shaanxi
Jiangsu
Anhui
Zhejiang
Fujian
Taiwan
Guangdong
Hong Kong
2006 Per Capita Consumption
(no. of 8oz servings)
above 50
26 to 50
10 to 25
below 10
Bottling Plant

	Population	Employees	GDP per capita (US$)
Shaanxi	37.3m	1,002	1,260
Henan	97.7m	1,520	1,453.2
Jiangsu	54.1m	2,014	2,611.8
Anhui	65.2m	757	1,063
Zhejiang	46.6m	2,602	3,973.8
Fujian	36.5m	1,554	2,442.1
Guangdong	59.7m	2,960	3,238.7
Hong Kong	7m	1,360	27,000
Taiwan	22.9m	944	16,418.4
USA	6m	1,767	42,850


USA

The increase in material costs was not as high as that witnessed in other markets and operating costs were well controlled.

Overall, increased sales and savings in administration costs particularly in the costs of medical and pension plans drove the 17.7% increase in profits from HK$203 million to HK$239 million.

Mainland China

The division's subsidiary and jointly controlled operating companies hold bottling and distribution franchises for Henan, Anhui, Fujian and Shaanxi provinces and most of Zhejiang, Jiangsu and Guangdong.

On 1st October 2006, Swire Beverages acquired an additional 49% interest in the Fujian Coca-Cola franchise at which point it became a subsidiary interest of the group.

Our continuing investment in sales and distribution infrastructure as well as cold drink equipment has helped to broaden the availability of chilled products and lifted sales in immediate consumption channels.

Overall sales volume rose by 19.1% spurred by the growth in the local economy and the success of recently launched NCB products with their portfolio now accounting for 26% of the sales mix (2005: 25%). In particular, Minute Maid (+59%) established itself as the leading premium juice drink. Modern Tea Workshops also enjoyed a strong second year (+53%).

The competitive environment constrained the ability to increase prices and our operations experienced significant rises in the costs of materials and energy related costs, leading to a decline in operating margins.

Other operating costs were well controlled but overall profits were down 14.1% to HK$109 million.

2007 Outlook

Prospects for the Beverages Division remain good. The main driver of sales growth will continue to be Mainland China where the strong economy is expected to lift sales in all territories and where there remains significant potential for expansion of brand and package offering and development of new and emerging channel opportunities.

The Beverages Division plans to invest in the development of new distribution channels and points of sale in each of its markets. New packages and products will remain an integral part of the strategy to capture the opportunities created from changing consumer preferences. Emphasis will be placed on driving and expanding the portfolio of NCB brands where growth prospects remain attractive.

The Hong Kong market presents a highly competitive pricing environment but one with strong growth potential. The Beverages Division's strength in the CSD category and increasing strength of NCB offerings ensure that it is well placed to benefit from economic growth and changes in consumer preferences. The continued investment in distribution capabilities such as vending, home delivery and school tuck shops (Sunshine Kiosks) will improve availability.

Although the Taiwan franchise expects to maintain a leadership position in the CSD category, it continues to face the dual challenges of shifting consumer preferences and the strength of own brands in the supermarket and convenience channels. The Beverages Division will invest in new brands and flavours, and broaden its distribution network into alternative channels to address these challenges whilst maintaining its drive for efficiencies and cost savings.

Management focus in the USA will continue to be on improved operating efficiency.

Sales in Mainland China are expected to see continued robust growth driven by growing consumer spending power, a stronger product portfolio and improved availability. Capturing the significant potential that exists will require further investments in production capacity, the distribution and sales network and marketing expenditure. The rising cost of doing business in Mainland China will be tempered by a focus on extracting production and operation efficiencies and pricing opportunities.

John R Slosar

Breakdown of total volumes by package


%
100
80
60
40
20
0
HK
Taiwan
USA
Mainland China
Total
Fountain/Postmix
Can
PET
Others

Breakdown of total volumes by category


%
100
80
60
40
20
0
HK
Taiwan
USA
Mainland China
Total
CSD
Water
NCB

Breakdown of total volumes by channel


%
100
80
60
40
20
0
HK
Taiwan
USA
Mainland China
Total
Modern Trade
Others
General Trade

	Hong Kong	Taiwan	USA	Mainland China	2006 Total	2005 Total
Franchise population (million)	7.0	22.9	6.0	397.1	**433.0**	425.2
Per capita consumption per annum (8oz serving)	171	44	335	25	**33**	29
GDP per capita (US$)	27,000	16,418	42,850	2,184	**n/a**	n/a
Number of customers	61,589	87,014	25,195	589,828	**763,626**	715,926
Number of plants	1	2	2	8	**13**	13
Number of employees	1,360	944	1,767	12,409	**16,480**	14,828

Marine Services Division

The Marine Services Division, through Swire Pacific Offshore, operates a fleet of specialist vessels supporting the offshore oil industry. The division also has interest, through jointly controlled companies, in ship repair and harbour towage services in Hong Kong and overseas and, during the year, in container terminal operations in Mainland China.

Swire Pacific Offshore will be operating 68 vessels, following delivery of their eight newbuildings.

	2006 HK$M	2005 HK$M
Swire Pacific Offshore		
Turnover	1,997	1,492
Operating profit	740	413
Attributable profit*	701	467

* Including post-tax profits from jointly controlled and associated companies shown below.

	2006 HK$M	2005 HK$M
Profit from sale of an associated company	–	2,270
Share of post-tax profits from jointly controlled and associated companies		
Offshore oil support services*	35	86
HUD group	51	30
Container terminal operations	82	268
	168	384
Attributable profit	834	3,035

	2006	2005
Fleet size (number of vessels)		
Swire Pacific Offshore	62	56
HUD group – Hongkong Salvage & Towage	27	31
Total	89	87


PACIFIC ROVER
68
RESCUE ZONE


Swire Pacific Offshore – Fleet size
Number of vessels
70
60
50
40
30
20
10
0
97 98 99 00 01 02 03 04 05 06 07 08
Built prior to 1980
Built 1980-1984
Built 1985-1994
Built 1995-1999
Built 2000 or after

2006 OVERVIEW

The Division's contribution to the group's attributable profits amounted to HK$834 million compared with HK$3,035 million in 2005 which had included profits of HK$2,270 million on disposal of the group's 17.6% interest in Modern Terminals.

There has been strong growth from ongoing operations, in particular from offshore oil support services.

Offshore Oil Support

Swire Pacific Offshore provides marine support services to the offshore oil and construction industry in every major exploration region outside North America. At 31st December 2006 the company had a fleet of 62 vessels, including one on bareboat charter. A further seven vessels, including one on bareboat charter, are owned by an Egyptian associated company.

Firm oil prices led to an increase in exploration in 2006 which boosted both fleet utilisation and charter rates. The company reported an attributable profit of HK$701 million, compared with HK$467 million in 2005; an increase of 50%.

During 2006, the company took delivery of three "P" class 4,800 brake horse power (BHP) anchor handlers, two "R" class 7,200 BHP anchor handlers, two large 18,000 BHP ice-class platform supply vessels and two "A" class platform supply vessels (PSV). The company sold three of its older vessels, generating a profit on disposal of HK$79 million. The net cost of additions in the period was HK$1.3 billion. A further six "V" class 8,000 BHP anchor handlers and two "A" class PSVs will be delivered over the next 18 months at a total cost of HK$1.7 billion. High newbuilding prices may act as a deterrent to further orders in the near term.

The company extended its global reach with new contracts in Angola and Tunisia and commenced operations off Sakhalin, Russia, with the two ice-class newbuildings entering long-term employment there.

Prospects in 2007 are promising with forward contracts comprising 60% of the company's fixed capacity at the end of the year and it should continue to benefit from firm charter rates and high vessel utilisation. A burgeoning global newbuilding order book that will bring significant additional supply into the market place in the next few years is clouding the medium term outlook.

HUD group (HUD)

HUD provides ship repair, harbour and sea-going towage, and general engineering services from its facilities based on Tsing Yi Island.

Significantly higher profits were reported by HUD in 2006 due mainly to capital gains on the disposal of four tugs chartered overseas as part of its efforts to focus on core, Hong Kong based, ship repair and towage businesses.

The dockyard continued to achieve high utilisation of its floating dock in 2006, reflecting strong business momentum in the shipping industry.

Hongkong Salvage & Towage ("HKST") remains the largest towage operator in Hong Kong deploying 13 tugs in the Hong Kong harbour. 2006 saw a record number of harbour tug moves as a result of increased trans-shipment activity and more liner services operating into Hong Kong. HKST also operates eight tugs overseas and manages six container vessels on long-term contracts in Hong Kong.

Container Terminal Operations

Modern Terminals contributed a profit of HK$156 million in 2005 prior to its disposal.

Following a loss of business from key major customers and increased competition in the Shenzhen area the attributable profit from Shekou Container Terminals I and II ("SCT") fell 26.8% to HK$82 million from 2005.

In December 2006 an agreement was reached to dispose of the group's interest in SCT to the majority shareholder, China Merchants Holdings (International) Company Limited (CMHI). The sale was conditional on the approval of CMHI shareholders which was received in February 2007 and the sale duly completed. A gain on disposal of HK$1.0 billion will be recognised in the 2007 financial statements.

Geoff L Cundle
Davy Ho

Trading & Industrial Division

The Trading & Industrial Division has interests in Hong Kong, Taiwan, Mainland China and Vietnam, consisting of wholly owned and joint venture investments in:

- Distribution and retailing of motor vehicles
- Distribution and retailing of sports and casual footwear and apparel
- Packaging and retailing of sugar products
- Marble cutting and contracting
- Waste management
- Aluminium can manufacture
- Paint manufacture

Swire Resources operates 199 outlets in Hong Kong and Mainland China.

	2006 HK$M	2005 HK$M
Turnover		
Taikoo Motors group	3,845	4,156
Swire Resources group	1,303	1,574
Other subsidiaries	475	347
	5,623	6,077
Operating profits/(losses)		
Taikoo Motors group	183	245
Swire Resources group	88	137
Other subsidiaries and head office costs	5	(9)
Valuation gain on investment property	27	6
Discontinued businesses	–	9
	303	388
Attributable profits/(losses)		
Taikoo Motors group	135	182
Swire Resources group*	108	106
Other subsidiaries and head office costs	7	(8)
Net valuation gain on investment property	22	6
Discontinued businesses	–	9
	272	295

* Including post-tax profits from jointly controlled and associated companies shown below

	2006 HK$M	2005 HK$M
Share of post-tax profits from jointly controlled and associated companies		
Swire SITA group	82	83
CROWN Beverage Cans group	26	67
ICI Swire Paints	64	75
Swire Resources group*	34	2
	206	227
Attributable profit	444	520

		2006	2005
Vehicles sold		12,809	15,825
Shoes sold (pairs)	Million	2.38	2.34
Retail outlets in Hong Kong		111	107
Retail outlets in Mainland China		88	46
Brands managed		21	21


Columbia
Sportswear Company
TITANIUM DEEOGEE™
Mud, Treasure / Boue, Trésor
199 OUTLETS
UK 7.0
EUR 41
CM 26.0
MADE IN VIETNAM / FABRIQUE EN VIETNAM
A 4337.5331 104 65

2006 OVERVIEW

The division reported an attributable profit of HK$444 million, a 14.6% decrease on 2005. The shortfall was largely attributable to weak sales for Taikoo Motors in a difficult Taiwan car market and rising raw material prices for the CROWN Beverage Cans group.

Taikoo Motors group

Taikoo Motors group reported a profit of HK$135 million, a 25.8% decrease on 2005. The total Taiwanese car market contracted 31% with imports down 16% as political unrest and tightened credit availability adversely impacted consumer spending. Taikoo Motors sold 12,809 vehicles in 2006, down 19.1% on 2005. Margins weakened due to competitive discounting and depreciation of the Taiwan dollar. Volkswagen car sales grew 8.1% over 2005 and consolidated its position as one of the leading imported brands. Kia sales were significantly down on 2005 whilst Audi sales were marginally ahead of last year and enjoyed an improved market share. Volkswagen light commercial vehicles and Volvo truck and bus sales were satisfactory. Prospects for 2007 are clouded by the prevailing lack lustre consumer sentiment, which shows few signs of short-term improvement.

Swire Resources group

The attributable profit of HK$108 million was in line with 2005. Swire Resources group is distributor for 17 brands in Hong Kong and two brands in Mainland China. The prior year turnover included turnover from the Puma distribution business which was subject to reorganisation effective 1st January 2006 from which point it has operated through an associated company.

The Hong Kong market experienced marginal growth for both wholesale and its 111 retail shops. Hong Kong margins eased as rental and staff costs increased. Mainland China sales grew an encouraging 89.6% and the company's retail chain increased to 88 shops in Beijing, Shanghai and Guangzhou from 46 in the prior year. Margins in 2006 were in line with 2005.

Prospects for 2007 are encouraging for the Mainland China market, especially for sporting goods, in anticipation of the Beijing Olympic Games in 2008. The Hong Kong market is expected to remain stable but retail margins will continue to be pressured by higher retail rentals.

Taikoo Sugar

Taikoo Sugar reported a profit of HK$5.7 million compared to a loss of HK$1.5 million in 2005. Sales improved for the Hong Kong retail and bulk businesses whilst broader distribution generated an encouraging improvement for China sales. Raw material prices were volatile in 2006 and may impact the 2007 performance.

Swire Duro

Swire Duro returned to profitability with an improved second-half performance. The profit of HK$2.4 million compared favourably to a loss of HK$2.3 million in 2005. A similar performance is projected for 2007.

Swire SITA Waste Services group

Swire SITA group reported a profit of HK$82 million attributable, in line with 2005. The business specialises in long-term environmental contracts and is a 50:50 joint venture with SITA of France – a part of the Suez Environment group. It has operations in Hong Kong, Macau, Taiwan and Mainland China in waste treatment, cleansing and recycling, all supported by modern technology and advanced techniques.

In Hong Kong the transfer stations experienced a 2.4% net gain in waste throughput but the landfills reported a decline due to less construction waste receipts. The Taiwan waste-to-energy incinerator incurred a loss due to low waste volumes and consequent weak electricity sales. The hazardous waste incinerator in Shanghai, in which Swire SITA holds a 40% interest, was completed on schedule in August and commenced processing waste. Swire SITA's 80%-owned waste management company in Macau, CSR, reported satisfactory results. It successfully renewed its waste collection contract for a further seven years and secured new contracts to construct and operate a hazardous waste incinerator and to develop an underground automatic waste transfer trial project. The outlook for 2007 is positive.

CROWN Beverage Cans group

CROWN Beverage Cans group is a joint venture with Crown Holdings Inc. of the USA, which manufactures aluminium beverage cans in Mainland China and Hanoi, Vietnam.

The CROWN Beverage Cans group achieved an attributable profit of HK$26 million compared to HK$67 million in 2005. Sales volumes were robust in Mainland China but margins were significantly eroded due to high aluminium costs. The Vietnam plant also enjoyed strong sales growth and was relatively successful in recovering increased raw material costs. The company expects another challenging year in Mainland China unless aluminium prices subside. The Vietnam plant will face increased competition in 2007, which may undermine the positive benefits from a strengthening Vietnamese economy upon its WTO entry.

ICI Swire Paints

ICI Swire Paints reported a profit of HK$64 million, down on the HK$75 million reported in 2005 (which had included a HK$18 million writeback of prior year provisions). The business is a joint venture with ICI, which manufactures and distributes decorative paints, primarily under the Dulux brand, in Mainland China and Hong Kong.

Sales remained buoyant in Mainland China but margins eased as mid-tier products took a larger share of the portfolio mix and as distribution expanded outside the major cities. Hong Kong sales were steady in 2006. Prospects for 2007 are satisfactory.

Geoff L Cundle

Additional information is provided below to reconcile reported and underlying attributable profit and equity attributable to the Company's shareholders. These reconciling items principally adjust for the impact of adopting HKAS 40 and HKAS-Int 21 on investment properties and deferred taxation respectively. Further analysis compares the impact of other significant items in the current and prior years.

Underlying profit	**2006 HK$M**	2005 HK$M
Profit attributable to the Company's shareholders per accounts	**22,566**	18,757
Adjustments re investment property:		
Revaluation of investment property	**(17,216)**	(12,000)
Deferred tax on revaluation movement	**3,106**	2,390
Realised profit on sale of investment properties	**244**	290
Depreciation of owner-occupied properties	**16**	6
Net movements re Taikoo Shing land premium	**–**	(701)
Underlying profit attributable to the Company's shareholders	**8,716**	8,742
Other significant items:		
Group restructuring		
Profit on share realignment of Dragonair and Cathay Pacific (2005: Modern Terminals disposal)	**(1,334)**	(2,270)
Disposal of fixed assets		
Profit on sale of investment properties	**(297)**	(444)
Profit on sale of CITIC Square	**(155)**	–
Profit on sale of vessels (2005: production rig)	**(79)**	(78)
Trading items		
Provision write back re Ocean Shores	**(132)**	–
Investment property rent free periods	**–**	(136)
Interest cost on Taikoo Shing land premium	**–**	130
Adjusted profit	**6,719**	5,944

Underlying equity	**2006 HK$M**	2005 HK$M
Equity attributable to the Company's shareholders	**114,481**	94,843
Deferred tax on property revaluation	**12,641**	9,619
Revaluation of owner-occupied properties	**1,367**	780
Cumulative depreciation of owner-occupied properties	**74**	58
Underlying equity attributable to the Company's shareholders	**128,563**	105,300
Underlying minority interests	**614**	6,496
Underlying equity	**129,177**	111,796

Commentary on major balances and year on year variances in the Consolidated Profit and Loss Account, Balance Sheet and Cash Flow Statement

References are to "Notes to the Accounts" on pages 88 to 130.

Consolidated Profit and Loss Account

	2006 HK$M	2005 HK$M	Reference
Turnover	**19,111**	18,937	Note 4 and Note 7
Operating Profit	**23,513**	19,842	Note 5, Note 6 and Note 7

Turnover

In the Property Division, turnover from property investment increased by HK$490 million as office rents rose sharply on robust demand and the absence of significant new supply and from a steady increase in retail rents reflecting both domestic demand and tourism. Turnover from property trading decreased as a result of fewer unit closings in the USA. In the Beverages Division, turnover from both USA and Hong Kong operations increased on the back of good volume growth from non-carbonated ("NCB") products. Taiwan's turnover declined slightly as a result of intense price competition from local brands. The Fujain franchise in Mainland China became a subsidiary towards the end of the year and made a modest contribution to turnover. In the Marine Services Division, turnover from Swire Pacific Offshore increased by 34% following the addition of new vessels, and improved fleet utilisation and charter rates. In the Trading & Industrial Division, turnover fell following a contraction in the Taiwanese imported car market following a marked tightening of credit. The prior year included turnover from the Puma distribution business which was subject to reorganisation effective 1 January 2006 from which point it has operated through an associated company.

Operating Profit

In the Property Division, the operating profit attributable to fair value movements in investment property increased by over HK$4 billion on the prior year. Higher net rental from property investment was offset by a decline in profits from property trading and sale of investment properties. A gain of HK$155 million on the disposal of the group's 10% interest in CITIC Square was realised in the year. In 2005, a non-recurring profit of HK$136 million was recognised following a change in accounting policy for rent-free periods. The Aviation Division's operating profit includes a gain of HK$1,334 million following a share realignment resulting in the disposal of the Company's interest in Dragonair and dilution of its interest in Cathay Pacific. The Beverages Division's operations were hurt by increased raw material costs driven by a general rise in global commodity prices. Overall operating profit was flat as profit growth in Hong Kong and the USA was offset by reduced profits in Taiwan. The Marine Services Division saw good operating growth from Swire Pacific Offshore, but profits overall declined due to the absence of capital profits following the disposal of Modern Terminals in 2005. The Trading & Industrial Division experienced a decline in operating profit attributable to reduced sales and margins in the Taikoo Motors group.

Consolidated Profit and Loss Account (continued)

	2006 HK$M	2005 HK$M	Reference
Net Finance Charges Despite increased net borrowings in the year, net finance charges fell due to the absence of interest charges (HK$158 million) on the Taikoo Shing land premium, a lower average rate of interest on group borrowings and an increase in interest capitalised on properties under construction.	504	582	Note 7 and Note 9
Share of Profits Less Losses of Jointly Controlled Companies The decrease is attributable to reduced trading profits at CROWN Beverage Cans group, which suffered from high aluminium costs, and from Mainland China beverage operations, where increased raw material and energy costs more than offset reductions in unit distribution and fixed costs. Contributions from Shekou Container Terminals fell by 27% through reduced traffic from key customers. The prior year also benefited from a capital profit on disposal of a production rig by Expro Swire Production. These decreases have been partially offset by a provision write back of HK$132 million in respect of the Ocean Shores development and a profit on sale of vessels by Hongkong United Dockyards.	694	756	Note 7 and Note 19
Share of Profits Less Losses of Associated Companies The group's share of the net fair value gain on PCCW Tower was HK$98 million higher than in 2005. Occupancy and room rates for hotel interests at Pacific Place improved during the year, contributing an increase in profit of HK$20 million to the group. The profit contribution from the Cathay Pacific group and Dragonair increased by HK$239 million in 2006, reflecting record passenger numbers and cargo volumes from Cathay Pacific, partially offset by higher fuel costs. HAECO contributed an increase in profit of HK$100 million, on strong demand for heavy maintenance in both Xiamen and Hong Kong and good growth in engine overhaul activity at HAESL. Hactl recorded throughput growth of 5.3%, from strong growth in transhipment cargo, resulting in a slightly improved contribution. Profits from Swire Resources' Puma business now operating in an associated company were HK$34 million. Modern Terminals contributed a profit of HK$156 million prior to its disposal in 2005.	2,646	2,306	Note 7
Taxation The increase in tax charges reflects the increase in pre-tax profits from property revaluations.	3,582	2,688	Note 10
Profit Attributable to the Company's Shareholders The key elements of the net increase in attributable profits are the increase in fair value of investment properties and reduced profits from asset disposals.	22,566	18,757	Note 7
Minority Interests The reduction reflects the absence of minority interests in respect of Festival Walk following the purchase of outside shareholders' interests in March 2006.	201	877	

Consolidated Balance Sheet

	2006 HK$M	2005 HK$M	Reference
Property, Plant and Equipment The increase was mainly due to the acquisition of Alias Hotels in the UK, a 49% interest in the Fujian Coca-Cola franchise and expenditure on new vessels in Swire Pacific Offshore and on plant and equipment in the Beverages Division.	8,869	6,975	Note 14
Investment Properties The increase comprises fair value gains of $17 billion and costs incurred on properties under development, primarily in respect of the One Island East office tower.	104,368	86,606	Note 15
Leasehold Land and Land Use Rights The increase represents amounts transferred from the investment property portfolio during the year in respect of owner-occupied properties.	1,084	822	Note 16
Intangible Assets Goodwill arose on the acquisition of a 50% interest in Festival Walk and a 49% interest in the Fujian Coca-Cola franchise.	834	44	Note 17 and Note 40(c)
Investments in Jointly Controlled Companies The increase primarily reflects the acquisition of a 50% interest in the Dazhongli project. On the other hand, following the acquisition of an additional 49% interest in the Fujian Coca-Cola franchise, this company became a subsidiary, resulting in a decrease of HK$192 million in the carrying value of jointly controlled companies.	5,195	3,869	Note 19
Investments in Associated Companies The increase reflects the share of profit retained in the Aviation Division and increased net assets following the shareholding realignment in Cathay Pacific and Dragonair.	20,922	19,281	Note 20
Available-for-sale Investments The decrease primarily represents the sale of the group's 10% interest in CITIC Square and shares in Tradelink.	168	470	Note 21
Properties for Sale The increase was due to the transfer of assets from investment properties and construction costs accumulated in the USA.	1,218	529	Note 23
Trade and Other Receivables The acquisition of new subsidiary companies during the year gave rise to an increase of HK$133 million.	2,545	2,325	Note 25
Trade and Other Payables The acquisition of new subsidiary companies during the year gave rise to an increase of HK$260 million.	5,166	4,549	Note 27

Consolidated Balance Sheet (continued)

	2006 HK$M	2005 HK$M	Reference
Taxation The reduced liability reflects early settlement of the Property Division's USA liabilities.	177	454	
Perpetual Capital Securities In October 2006, US$300 million of perpetual capital securities were redeemed at par.	2,330	4,633	Note 29
Long-term Loans and Bonds The increase represents additional borrowings to finance investments.	9,940	1,426	Note 30
Deferred Tax Liabilities The increase in the year was due to fair value gains on investment properties.	14,268	11,127	Note 31
Equity Attributable to the Company's Shareholders The increase was principally due to the profit retained by the group during the year.	114,481	94,843	Note 33 and Note 34
Minority Interests The reduction represents the absence of minority interests in Festival Walk following the group's acquisition of the balance of outside shareholder's interests in March 2006.	610	5,929	Note 35

Consolidated Cash Flow Statement

	2006 HK$M	2005 HK$M	Reference
Cash Generated from Operations The increase is mainly from increased rentals and marine charter hire.	5,748	5,158	Note 40(a)
Interest Paid The increase in interest paid is attributable to the higher level of borrowings to finance new investments in the year.	826	529	
Profits Tax Paid The Property Division in the USA paid its income tax prior to the year-end in 2006.	660	319	
Dividends Received from Jointly Controlled and Associated Companies The group received a special dividend of HK$503 million during the year from Cathay Pacific which was partially offset by the absence of dividends from Modern Terminals following its disposal in 2005.	2,448	2,152	
Purchase of Property, Plant and Equipment The increase is mainly due to higher capital expenditure on new vessels by Swire Pacific Offshore.	1,671	1,324	Note 40(b)

Consolidated Cash Flow Statement (continued)

	2006 HK$M	2005 HK$M	Reference
Additions of Investment Properties The additions in 2006 mainly comprise construction work on One Island East, ongoing development of the Pacific Place Mall and the purchase of residential units on the Peak, Hong Kong.	1,834	489	
Proceeds from Disposal of Available-for-sale Investment The group sold its interest in CITIC Square, Shanghai in the year.	399	-	
Proceeds from Investment Properties Disposals Proceeds were received from the sale of residential investment properties on the Peak, Hong Kong and remaining carparks in The Albany.	377	508	
Purchase of Shareholdings in Subsidiary Companies Consideration paid on the acquisition of Festival Walk, Alias Hotels and the Fujian Coca-Cola Beverage franchise.	6,759	-	Note 40(c)
Purchase of Shareholdings in Jointly Controlled Companies The outflow during the year primarily represents the acquisition of 50% interest in the Dazhongli project in Shanghai.	567	129	
Loans to Jointly Controlled Companies The outflow includes shareholders' loans of HK$769 million advanced to the new joint venture project in Dazhongli, Shanghai.	800	135	
Purchase of Shareholdings in Associated Companies Reflects the purchase of additional shares in HAECO during the year.	40	225	
Sale of Shareholdings in Associated Companies Cash received during the current year from the shareholding realignment in Cathay Pacific and Dragonair. The prior year flows primarily reflect receipt of cash from sale of the group's interest in Modern Terminals.	677	2,897	
Loans Drawn and Refinancing Additional finance has been drawn during the year to fund investment and loan repayments.	10,311	290	

Investment Appraisal and Performance Review

	Net assets employed			Capital commitments		
	2004 HK$M	2005 HK$M	2006 HK$M	2004 HK$M	2005 HK$M	2006 HK$M
Property investment						
– at cost	41,254	41,581	44,607	4,142	7,187	9,606
– valuation surplus	36,004	48,483	65,694			
– deferred taxation	(8,623)	(10,734)	(14,005)			
– other net liabilities	(3,948)	(1,836)	(834)			
	64,687	77,494	95,462	4,142	7,187	9,606
Property trading	1,358	598	790			
Aviation	17,304	18,431	19,941	99	99	–
Beverages	2,936	2,930	3,201	16	46	32
Marine Services	4,772	5,061	6,026	1,304	1,744	2,392
Trading & Industrial	1,363	1,540	1,715			
Head office	410	166	(114)			
Total net assets employed	92,830	106,220	127,021	5,561	9,076	12,030
Less net debt	8,262	5,448	11,930			
Less minority interests	5,943	5,929	610			
Equity attributable to the Company's shareholders	78,625	94,843	114,481			

	Equity attributable to the Company's shareholders			Return on equity attributable to the Company's shareholders*		
	2004 HK$M	2005 HK$M	2006 HK$M	2004 HK$M	2005 HK$M	2006 HK$M
Property investment	50,555	62,323	78,480	33.4%	22.0%	23.8%
Property trading	1,855	1,630	1,171	27.4%	15.0%	14.2%
Property - overall	52,410	63,953	79,651	33.1%	21.8%	23.7%
Aviation	17,289	18,397	19,909	14.3%	10.8%	11.9%
– including profit and change in equity on share realignment of Dragonair and Cathay Pacific	–	–	1,474	–	–	18.8%
Beverages	2,151	2,380	2,521	18.7%	20.9%	19.6%
Marine Services	3,417	3,358	4,249	23.2%	22.6%	21.9%
– including profit on sale of Modern Terminals	–	2,270	–	–	67.2%	–
Trading & Industrial	1,309	1,779	1,810	30.3%	33.7%	24.7%
Head office	2,049	2,706	4,867			
Total	78,625	94,843	114,481	26.7%	21.6%	21.6%

* The return on equity attributable to the Company's shareholders is calculated as attributable profit for the year divided by the average of equity attributable to the Company's shareholders at the start and end of the year.

Swire Pacific focuses on the long-term development of businesses where it can add value through its industry-specific expertise and particular knowledge of the Greater China region. It endeavours to create value for shareholders by making investments which exceed the target rate of return appropriate for each of its businesses.

The tables above show where the group's assets are employed, capital commitments by division and changes in returns on equity attributable to the Company's shareholders.

- **Property Division:** Net assets employed in property investment increased by HK$18.0 billion (23%) during the year, principally due to the increase of HK$13.9 billion in the fair value of the portfolio (net of HK$3.1 billion of deferred tax) and from construction work, primarily on One Island East. Other net liabilities at the end of 2006 relate mainly to rental deposits from tenants.

  Capital commitments at the end of 2006 relate primarily to the construction of Taikoo Hui, One Island East and the hotel in Cityplaza, and future investment in our interest in the Dazhongli project in Shanghai.

  The Hong Kong property market has continued to strengthen during 2006. Office rents have risen sharply as a consequence of robust demand and the absence of significant new supply. Retail rents have risen steadily, with domestic demand and tourism from Mainland China continuing to benefit sales. It is expected that rental income will remain firm on the back of continued strong demand and on the addition to the portfolio of One Island East and a retail development in Sanlitun, Beijing, both expected to open in early 2008.

  The return on equity attributable to the Company's shareholders from property investment increased to 23.8% in 2006 from 22.0% in the prior year. This is primarily attributable to the increase in fair value gains and improved net rental income, partially offset by lower gains on disposal of investment properties.

  The increase in net assets employed in property trading reflects the construction of residential property on Brickell Key in the USA, with sales closings expected in late 2007. There were no new developments completed in 2006 and therefore the division's trading profit fell, resulting in a decline in the return on equity attributable to the Company's shareholders.

- **Aviation Division:** Net assets employed have increased due to profits retained and changes attributable to the group from the shareholding realignment of Dragonair and Cathay Pacific.

  The return on equity attributable to the Company's shareholders increased on strong results at Cathay Pacific and HAECO.

- **Beverages Division:** Net assets employed have increased from investment in new sales and distribution infrastructure in Hong Kong and Mainland China financed by profits retained in the year.

  Beverages' average return on equity attributable to the Company's shareholders decreased from 20.9% to 19.6% as a result of relatively flat profits on an increased asset base.

- **Marine Services Division:** The division's net assets employed increased by HK$965 million reflecting the purchase of nine new vessels by Swire Pacific Offshore, offset in part through disposal of older vessels in both Swire Pacific Offshore and Hongkong United Dockyards. Further significant investment on new vessels is planned by Swire Pacific Offshore with a total of HK$2,392 million committed over the next three years.

  The overall return on equity attributable to the Company's shareholders for the division, excluding the profit on disposal of Modern Terminals in the prior year, was slightly below 2005 as improved profit from Swire Pacific Offshore was partially offset by lower profits from container terminal operations which fell HK$186 million due to the disposal of Modern Terminals in 2005 and a weak performance from Shekou Container Terminals.

- **Trading & Industrial Division:** The division's net assets employed increased by HK$175 million in the year. The return on equity attributable to the Company's shareholders fell from 33.7% in the prior year to 24.7% as a result of reduced profits from Taikoo Motors.

Introduction

This section of the report covers:

Treasury Management

- Structure and Policy
- Interest Rate Exposure
- Currency Exposure
- Equity Price Risk
- Commodity Exposure
- Credit Exposure
- Derivatives

Credit Profile

- Key Credit Ratios
- Cash Flow Summary
- Changes in Financing
- Surplus Funds
- Currency Profile
- Sources of Finance
- Maturity Profile and Refinancing
- Covenants and Credit Triggers
- Interest Cover and Gearing
- Attributable Profit Correlation
- Total Financial Obligations
- Debt in Associated and Jointly Controlled Companies
- Financial Assistance to Affiliated Companies and their Proforma Combined Balance Sheet

Treasury Management

Structure and Policy

Swire Pacific's Head Office Treasury sets financial risk management policies in accordance with policies and procedures approved by its Board. It also manages the majority of the group's funding needs and currency, interest rate, credit and event risk exposures. Within the same policy framework, operating subsidiaries manage currency, interest rate and commodity exposures that are specific to particular transactions within their businesses. It is the policy of the Swire Pacific group not to enter into derivative transactions for speculative purposes.

The group's listed associated companies, Cathay Pacific and HAECO, arrange their financial and treasury affairs on a stand-alone basis, in a manner consistent with the overall policies of the group.

Non-listed associated and jointly controlled companies also arrange their financial and treasury affairs on a stand-alone basis. Swire Pacific provides financial support by way of guarantees in cases where significant cost savings are available and risks are acceptable.

Interest Rate Exposure

The level of fixed rate debt for the group is decided after taking into consideration the potential impact of higher interest rates on profit, interest cover and the cash flow cycles of the group's businesses and investments.

In addition to raising funds on a fixed rate basis, the group uses interest rate swaps in the management of its long-term interest rate exposure. It also uses forward rate agreements to manage its exposure to short-term interest rate volatility.

Occasionally, the group also enters into fixed-to-floating interest-rate swaps to hedge the fair value interest-rate risk arising where it has borrowed at fixed rates in excess of its requirements.

As the group has no significant interest-bearing assets, its income and operating cash flows are substantially independent of changes in market interest rates.

Currency Exposure

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities, and net investments in foreign operations.

Exposure to movements in exchange rates on individual transactions is minimised using forward foreign exchange contracts where active markets for the relevant currencies exist. All significant foreign currency borrowings with a fixed maturity date are covered by appropriate currency hedges.

Translation exposure arising on consolidation of overseas net assets is reduced, where practicable, by matching assets with borrowings in the same currency. Substantial proportions of the revenues, costs, assets and liabilities of the group are denominated in Hong Kong dollars.

The long-term financial obligations of Cathay Pacific have been arranged primarily in currencies in which it has substantial positive operational cash flows, thus establishing a natural currency hedge. The policy adopted requires that anticipated surplus foreign currency earnings should be at least sufficient to meet the foreign currency interest and principal repayment commitments in any year.

Equity Price Risk

The group is exposed to equity securities price risk in regard to investments held as available-for-sale.

Commodity Exposure

Group companies that have underlying exposures to commodity risk use derivatives including swaps, forwards and options in the management of these exposures.

Credit Exposure

When depositing surplus funds or entering into derivative contracts, the group controls its exposure to non-performance by counterparties by transacting with investment grade counterparties, setting approved counterparty limits and applying monitoring procedures. The group is not required by its counterparties to provide collateral or any other form of security against any change in the market value of a derivative. There are no specific conditions that would require the termination of derivative contracts should the credit rating of Swire Pacific be downgraded.

Derivatives

It is the group's policy not to enter into derivative transactions for speculative purposes. Derivatives are used solely for management of an underlying risk and the group is not exposed to market risk since gains and losses on the derivatives are offset by losses and gains on the assets, liabilities or transactions being hedged.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged.

When the group enters into a derivative contract, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions is documented. At inception and on an ongoing basis the derivatives that are used in hedging transactions are assessed to ensure that they are highly effective.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the profit and loss account, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the profit and loss account.

Certain economic hedges that the group entered into prior to the release of HKAS 39, do not meet its hedge recognition criteria. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the profit and loss account.

Derivative transactions entered into by the group and outstanding at the year end are summarised and set out in Note 22 to the Accounts on page 109 by their respective types.

Credit Profile

Swire Pacific aims to maintain a capital structure that is appropriate for long term credit ratings of A3 to A1 on Moody's scale, A- to A+ on Standard & Poor's scale, and A- to A+ on Fitch's scale. Actual credit ratings may depart from these levels from time to time due to economic circumstances. As at 31st December 2006 the Company's long term credit ratings were A3 from Moody's, A- from Standard & Poor's, and A- from Fitch.

Key Credit Ratios

The table below sets out those credit ratios of the group which credit agencies commonly assess when determining credit ratings:

	2002	2003	2004	2005	2006
Operating margin					
– per accounts	32.5%	30.1%	117.6%	107.7%	**126.2%**
– underlying			31.2%	42.3%	**38.6%**
EBIT/net interest					
– per accounts	6.5	7.9	21.2	34.2	**36.8**
– underlying			6.7	15.0	**13.1**
FFO+net finance charges/net interest					
– per accounts	6.3	7.4	6.7	16.0	**12.5**
– underlying			6.2	14.7	**12.5**
FFO/net debt					
– per accounts	34.7%	52.1%	76.5%	177.9%	**69.5%**
– underlying			70.4%	162.3%	**69.5%**
Net debt/net capital					
– per accounts	16.1%	12.2%	8.9%	5.1%	**9.4%**
– underlying			8.1%	4.6%	**8.5%**
Rental income/net interest	4.2	4.3	2.8	5.2	**5.4**

Operating margin = Operating profit before depreciation and amortisation/turnover
EBIT = Earnings before interest and taxes
FFO (Funds from operations) = Operating profit less net finance charges less change in fair value of investment properties less tax paid plus depreciation plus profit or loss on sale of property, plant and equipment plus dividend from jointly controlled companies and associated companies plus non-cash items
Net capital = Equity attributable to the Company's shareholders plus minority interests plus net debt
Net interest is stated before deducting capitalised interest.
Underlying credit ratios are calculated by excluding the impact of adopting HKAS 40 and HKAS-Int 21 on investment properties and income taxes.

Cash Flow Summary

	2006 HK$M	2005 HK$M
Net cash generated by businesses and investments		
Cash generated from operations	5,748	5,158
Payment of land premium	–	(1,531)
Cash from asset realisations*	1,840	4,165
Dividends received	2,448	2,152
Capital expenditure and investments**	(11,828)	(2,466)
Tax and net interest paid	(1,372)	(785)
Net cash (outflow)/inflow before financing	(3,164)	6,693
Cash paid to shareholders and net funding by external debt		
Dividends paid	(3,307)	(3,686)
Increase/(decrease) in borrowings	6,650	(2,297)
Repayment of capital contribution to minority interest	(2)	(314)
Security deposits placed	(381)	–
Net cash used in financing activities	2,960	(6,297)
(Decrease)/Increase in cash and cash equivalents	(204)	396

* Includes proceeds from disposals of property, plant and equipment, investment properties, and sale of shareholdings in a subsidiary company, sale of shareholdings in and repayments of loans by associated and jointly controlled companies and available-for-sale investments.
** Includes additions to property, plant and equipment, investment properties, leasehold land and land use rights, intangible assets, available-for-sale investments, purchase of shareholdings in and loans to subsidiary, associated and jointly controlled companies.

Cash generated from operations includes HK$530 million from unit closings of trading property in The Carbonell residential development in Miami.

Cash from asset realisations was primarily derived from the sale of Hong Kong investment properties, sales of shares under the Cathay Pacific and Dragonair shareholding realignment, and the sale of a 10% interest in CITIC Square Shanghai.

Principal capital expenditure and investments include the acquisition of the remaining 50% interest in Festival Walk, the acquisition of a 49% interest in Swire Coca-Cola Beverages Xiamen, the acquisition of Alias a UK based boutique hotel group, the purchase of a 50% interest in the Dazhongli development in Shanghai for HK$1,329 million, and the purchase of nine additional offshore support vessels.

Changes in Financing

The major debt issues during the year included a seven year HK$1,800 million medium term note, a ten year US$600 million medium term note, a five year HK$3,500 million syndicated loan, and three year bilateral revolving credit facilities totaling HK$1,200 million. An additional HK$1,000 million in three year bilateral revolving credit facilities were signed after the year-end.

The major debt repayments during the year included HK$1,500 million in bilateral revolving credit facilities maturing in the period, the repayment of a five year HK$500 million medium term note, and the redemption of the US$300 million 9.33% perpetual capital securities on their first call date in October.

Surplus Funds

The group has surplus funds of HK$2,251 million which consists of short-term deposits and bank balances and certain available-for-sale investments as at 31st December 2006, compared to HK$2,000 million as at 31st December 2005.

Currency Profile

An analysis of net debt by currency at 31st December 2006 is shown below:

Currency	Total HK$M	%
Hong Kong Dollar	10,878	91
United States Dollar	1,158	10
New Taiwan Dollar	71	1
Others	(177)	-2
Total	11,930	100

Sources of Finance

At 31st December 2006, committed loan facilities and debt securities net of other borrowing costs amounted to HK$18,573 million, of which HK$4,838 million (26%) remained undrawn. In addition, the group has undrawn uncommitted facilities totalling HK$3,495 million. Sources of funds at the end of 2006 comprised:

	Available HK$M	Drawn HK$M	Undrawn HK$M
Committed facilities			
Perpetual Capital Securities	2,330	2,330	–
Fixed/Floating Rate Notes	7,931	7,931	–
Bank and other loans	8,312	3,474	4,838
Total committed facilities	18,573	13,735	4,838
Uncommitted facilities	3,940	445	3,495

Maturity Profile and Refinancing

The group's weighted average term and cost of debt is:

	2006	2005
Weighted average term of debt	**5.8 years**	5.6 years
Weighted average term of debt (excluding Perpetuals)	**5.1 years**	2.0 years
Weighted average cost of debt	**6.7 %**	7.1%
Weighted average cost of debt (excluding Perpetuals)	**5.4 %**	3.6%

The maturity profile of the group's gross borrowings net of other borrowing costs and security deposits at the end of each of the last five years is set out below:

Maturity profile



%
100
80
60
40
20
0
02
03
04
05
06
Within 1 year
2-5 years
1-2 years
Over 5 years

Included in the group's debt is HK$2,330 million of Perpetual Capital Securities which the group can call at any time after 13th May 2017. As the call is at the option of the group, this debt is reported as having a life of the longer of the first call date and ten years.

The group manages refinancing risks by spreading the maturity of its facilities over a number of years so that refinancing needs are not excessive in any one year. The repayment schedule of the group's committed debt facilities is detailed below:

Debt Maturity

	2007 HK$M	2008 HK$M	2009 HK$M	2010 HK$M	beyond 2010 HK$M
Capital market debts	692	–	599	–	8,970
Bank loans	889	2,297	1,636	–	3,490
	1,581	2,297	2,235	–	12,460

Covenants and Credit Triggers

There are no specific covenants given by the group for its debt facilities which would require debt repayment or termination of a facility should the group's credit rating be revised by the credit rating agencies.

Swire Pacific has entered into financial covenants in respect of gearing limits and maintenance of minimum consolidated net worth, to secure funding for itself and its subsidiaries. These covenants are as set out below:

	Covenant limits	2006	2005
Gearing:			
Consolidated borrowed money/ adjusted consolidated net worth	≤ 200%	**10.4%**	5.4%
Secured consolidated borrowed money/ adjusted consolidated net worth	≤ 100%	**0.4%**	–
	HK$M	**HK$M**	HK$M
Maintenance of minimum consolidated tangible net worth:			
Consolidated tangible net worth	≥ 20,000	**115,091**	100,772

During the term of these facilities, none of the covenants were breached.

Interest Cover and Gearing

At 31st December 2006, 71% of the group's gross borrowings were on a fixed rate basis and 29% were on a floating rate basis.

The following graphs illustrate the underlying interest cover and the underlying gearing ratios for each of the last five years.

Interest cover and cash interest cover



HK$M
Times
10,000
8,000
6,000
4,000
2,000
0
15
12
9
6
3
0
02
03
04*
05
06
Underlying operating profit
Underlying interest cover
Net finance charges
Underlying cash interest cover
Net finance charges and capitalised interest

* This includes a one-off interest charge of HK$500 million in respect of the Taikoo Shing land premium dispute.

Gearing ratio



HK$M
Ratio
150,000
120,000
90,000
60,000
30,000
0
25
20
15
10
5
0
02
03
04
05
06
Underlying total equity
Underlying gearing ratio
Net borrowings

	Note	2006	2005
Gearing ratio	1		
Per accounts		10%	5%
Underlying		9%	5%
Interest cover – times	2		
Per accounts		46.65	34.09
Underlying		13.44	12.82
Cash interest cover – times	3		
Per accounts		33.35	30.86
Underlying		9.61	11.61

Notes:
1. Gearing represents the ratio of net borrowings to total equity (including minority interests).
2. Interest cover is calculated by dividing operating profit by net finance charges.
3. Cash interest cover is calculated by dividing operating profit by net finance charges and capitalised interest.
4. The calculation of underlying profit and underlying total equity is shown in the Financial Review section on page 38.

Attributable Profit Correlation

Swire Pacific's attributable profits comprise earnings from a diverse range of businesses. An examination of the degree of correlation between these earnings streams over the last ten years has been carried out and the results and preliminary implications are set out below. The correlation table below illustrates that the attributable net profits received from different business streams are either highly uncorrelated or negatively correlated. This underpins the relative stability of the earnings stream for the group as a whole.

	Core Property HK$M	Aviation HK$M	Beverages & Trading HK$M	Marine Services HK$M	Other business combined excluding core property HK$M
Underlying attributable profit of each division	3,074	2,271	924	834	4,029
Correlation coefficient:					
Core property	1.000	-0.104	0.193	-0.124	-0.054
Aviation	-0.104	1.000	0.505	0.362	0.957
Beverages & Trading	0.193	0.505	1.000	0.862	0.728
Marine Services	-0.124	0.362	0.862	1.000	0.598
Other business combined excluding core property	-0.054	0.957	0.728	0.598	1.000

Note:
The underlying attributable profit has been adjusted to remove the impact of disposals.

Correlation key:
1 Highly correlated
0 Uncorrelated
-1 Highly negatively correlated

Swire Pacific group – Total Financial Obligations

The chart below illustrates net debt by borrowing entity, attributable net debt in jointly controlled and associated companies ("JCC & Asso") and undertakings given to third parties.

(In HK$M except specified)


Swire Pacific
A-/A3/A-
*377
Swire Finance
2,594
Swire Pacific
MTN Financing
A-/A3/A-
7,932
Swire Pacific Capital
BBB/Baa1
2,330#
Consolidated
net debt
11,930
Property Division
(568)
Aviation Division
–
Beverages Division
(143)
Marine Services
Division
(161)
Trading & Industrial
Division
(54)
Property Division
JCC & Asso
601
Aviation Division
JCC & Asso
6,940
CX
6,531
Hactl
759
HAECO
(364)
Others
14
Beverages Division
JCC & Asso
(159)
Marine Services
Division
JCC & Asso
312
Trading &
Industrial Division
JCC & Asso
(201)
Attributable
net debt
7,493

* Undertakings given to third parties
\# Represents US$300 million perpetual capital securities

Debt in Jointly Controlled and Associated Companies

In accordance with Hong Kong Financial Reporting Standards, the Swire Pacific consolidated balance sheet does not include the net debt of its jointly controlled and associated companies. These companies had the following net debt positions at the end of 2006 and 2005. If the attributable portion of the net debt in jointly controlled and associated companies were to be added to the group's net debt, gearing would rise to 17% and underlying gearing would rise to 15%.

	Total net debt		Portion of net debt attributable to the group		Debt guaranteed by Swire Pacific or its subsidiaries	
	2006 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M	**2006 HK$M**	2005 HK$M
Property Division	**1,884**	1,763	**601**	585	**304**	315
Aviation Division						
Cathay Pacific	**16,348**	9,050	**6,531**	4,193	**–**	–
Hactl	**3,796**	3,578	**759**	881	**–**	–
Dragonair	**–**	2,352	**–**	417	**–**	–
HAECO	**(834)**	(877)	**(364)**	(396)	**–**	–
Other Aviation Division companies	**30**	623	**14**	100	**6**	6
Beverages Division	**(317)**	(538)	**(159)**	(274)	**–**	–
Marine Services Division	**610**	707	**312**	405	**500**	500
Trading & Industrial Division	**(345)**	(301)	**(201)**	(149)	**–**	–
	21,172	16,357	**7,493**	5,762	**810**	821

Financial Assistance to Affiliated Companies and their Proforma Combined Balance Sheet

Pursuant to Chapter 13 of the Listing Rules, a proforma combined balance sheet of those affiliated companies with financial assistance from the group and the group's attributable interest in those affiliated companies are presented below.

Affiliated companies comprise the group's jointly controlled and associated companies. As at 31st December 2006, the group had loans to affiliated companies totalling HK$10,714 million (before group provisions) and has given guarantees of HK$1,280 million in respect of facilities granted to affiliated companies, financial assistance totalling HK$11,994 million. These amounts exceed 8% of the group's total assets as at 31st December 2006.

	31st December 2006	
	Proforma combined balance sheet	The group's attributable interest
	HK$M	HK$M
Non-current assets	28,420	11,089
Current assets	4,022	1,434
Current liabilities	(3,762)	(1,371)
Non-current liabilities	(3,051)	(976)
Minority interests	(367)	(180)
Shareholders' advances	(27,546)	(10,714)
	(2,284)	(718)

Governance Culture

Swire Pacific is committed to ensure that its affairs are conducted in accordance with high ethical standards, something which we believe is a key component of our long-term success. This reflects our belief that in achieving our business objectives it is imperative that we act with high standards of probity, transparency and accountability.

By following this ethos we believe that shareholder wealth will be maximised in the long term and employees, business partners, and the communities in which we operate will all benefit.

Corporate governance is the process by which the Board instructs the group to conduct its affairs to ensure its strategies are fulfilled. The Board is committed to maintaining and developing robust corporate governance practices that help to ensure:

- satisfactory and sustainable returns to shareholders
- the interests of stakeholders are safeguarded
- overall business risk is understood and managed appropriately
- delivery of high-quality products and services to the satisfaction of customers
- high standards of ethics are maintained

The group's governance structure is outlined below:


External Auditor
(Page 65)
Shareholders
(Page 66)
Remuneration Committee
(Page 59)
Audit Committee
(Page 63)
The Board
Finance Committee
(Page 63)
Internal Audit
(Page 64)
Group Risk Management
Committee
(Page 62)
Divisional Management
(Page 59)
Management
Board Committee
External

Corporate Governance Statement

The Code on Corporate Governance Practices ("the CG Code") as promulgated by The Stock Exchange of Hong Kong Limited sets out the principles of good corporate governance and provides two levels of recommendations:

- Code Provisions, with which issuers are expected to comply, but may choose to deviate from, provided they give considered reasons for non-compliance
- Recommended Best Practices, with which issuers are encouraged to comply, but which are provided for guidance only

Swire Pacific supports the principles-based approach of the CG Code and the flexibility this provides for the adoption of corporate policies and procedures in recognition of the individuality of companies, provided this is clearly explained. Swire Pacific has adopted its own code on corporate governance practices which is available from the group's website www.swirepacific.com.

Corporate governance does not stand still; it evolves with our businesses and their operating environments. We are always open to learn and adopt best practices. As part of its commitment to enhance corporate governance standards within the region, Swire Pacific is a member of the Asian Corporate Governance Association.

Swire Pacific has complied throughout the year with all the Provisions of the CG Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules"). Additionally we have considered the recommended best practices and complied with all such points with the following exceptions which we believe do not benefit our stakeholders:

- **Section C.1.4 of the CG Code recommending the production of quarterly statements.** The Company has chosen not to comply with this recommended reporting practice because it is its judgement that, as a matter of principle and practice, quarterly reports would not bring significant overall benefits to our shareholders.
- **Section A.4.4 of the CG Code recommending the establishment of a nomination committee.** The Board has considered the merits of establishing a nomination committee as recommended but has concluded that it is most efficient and in the best interests of the Company, and potential new appointees, that they collectively review and approve the appointment of any new Director as this allows a more informed and balanced decision on suitability to be made by both the potential Director and the Board.

The Board of Directors

Role of the Board

Swire Pacific is governed by a Board of Directors, which has responsibility for the strategic leadership and control of the group to maximise shareholder value, whilst balancing the broad range of stakeholder interests. Directors are collectively responsible for promoting, and are committed to the success of, Swire Pacific by directing and supervising the group's affairs.

Responsibility for delivering Swire Pacific's objectives and running the business on a day-to-day basis is delegated to divisional management. The Board exercises a number of reserved powers which include:

- maintaining and promoting the culture of the Company
- formulation of long-term strategy
- approving public announcements including accounts
- committing to major acquisitions, divestments and capital projects
- authorising significant change of capital structure, material borrowings, such as all issues of Medium Term Notes and repurchase of the Perpetual instruments during the year, and any issue, or buy-back, of equity securities
- approving treasury policy
- setting the dividend policy
- approving appointments to the Board
- ensuring that appropriate management development and succession plans are in place
- setting the group remuneration policy
- approving the annual budget and forecasts
- reviewing operational and financial performance
- reviewing the effectiveness of internal control and risk management

To assist in fulfilling its duties, the Board has established two primary committees, the Audit Committee (see page 63) and the Remuneration Committee (see page 59).

Chairman and Chief Executive

The CG Code requires that the roles of Chairman and Chief Executive be separate and not performed by the same individual to ensure there is clear division of responsibilities between the running of the Board and the executives who run the business.

The Chairman is responsible for:

- leadership of the Board
- setting its agenda and taking into account any matters proposed by other Directors for inclusion in the agenda
- facilitating effective contribution and dialogue from all Directors and constructive relations between them
- ensuring all Directors are properly briefed on issues arising at Board meetings and that they receive accurate, timely and clear information
- obtaining consensus amongst the directors
- ensuring, through the Board, that good corporate governance practices and procedures are followed

Up to 31st January 2006, the Chairman of Swire Pacific was D M Turnbull who, following his resignation, was succeeded by C D Pratt on 1st February 2006.

Each division, or company therein, of the group has an Executive Director or Officer who is responsible for implementing the policies and strategies set by the Board in order to ensure the successful day-to-day management of the group's individual businesses. These executives are: K G Kerr (Properties), P N L Chen (Aviation), J R Slosar (Beverages), G L Cundle (Trading & Industrial, and Marine Services) and D Ho (Marine Services).

Throughout the year there was a clear division of responsibilities between the Chairman and management executives.

Board Composition

The Board is structured to ensure it is of a high calibre and has a balance of key skills and knowledge so that it works effectively as a team and precludes individuals or groups from dominating decisions.

The Board currently comprises the Chairman, five Executive Directors, and nine Non-Executive Directors. Their biographical details are set out on pages 67 to 68 of this report and are posted on the group's website www.swirepacific.com.

The Board considers that five of the nine Non-Executive Directors – being one third of the Board – are independent in character and judgement and fulfil the independence guidelines set out in Rule 3.13 of the Listing Rules. Confirmation has been received from each Independent Non-Executive Director that they are independent as set out in Rule 3.13 of the Listing Rules.

The Non-Executive Directors bring independent advice, judgement and, through constructive challenge, scrutiny of executives and review of performance, risks and people. Committees of the Board are made up only of Non-Executives.

The Independent Non-Executive Directors:

- provide open and objective challenge of management and Board members
- raise intelligent questions and challenge constructively and with vigour
- bring outside knowledge of the businesses and markets in which we operate, providing informed insight and responses to management

Although one of the Independent Non-Executive Directors, C Lee, has served in this capacity for more than nine years, the Directors are of the opinion that he remains independent, notwithstanding his length of tenure. C Lee continues to demonstrate the attributes of an Independent Non-Executive Director noted above and there is no evidence that his tenure has had any impact on his independence. The Board believes his detailed knowledge and experience of the group's business and his external experience continue to be of significant benefit to the Company, and that he maintains an independent view of its affairs.

Appointments, Re-election and Removal

Potential new Directors are identified and considered for appointment by the Board. A Director appointed by the Board is subject to election by shareholders at the first annual general meeting after his appointment and all Directors are subject to re-election by shareholders every three years.

Potential new Board members are identified based on skills and experience that, in the opinion of the Directors, will enable them to make a positive contribution to the performance of the Board.

The Board has considered the merits of establishing a nomination committee and concluded that it is most efficient and in the best interests of the Company and potential new appointees that the Board collectively reviews and approves the appointment of any new director as this allows a more informed and balanced decision on suitability to be made by both the potential director and the Board.

Full details of changes in the Board during the year are provided in the Directors' Report on page 70.

Responsibilities of Directors

On appointment, Directors undertake an induction programme at which time they receive information about the group including:

- the role of the Board and the matters reserved for its attention
- the role and terms of Board Committees
- the group's corporate governance practices and procedures
- the powers delegated to management
- the latest financial information

Directors update their skills, knowledge and familiarity with the group through their ongoing participation at meetings of the Board and its committees and through regular meetings with management at Head Office and in the divisions. Directors are regularly updated by the Company Secretary on their legal and other duties as Directors of a listed company.

Through the Company Secretary, Directors are able to obtain appropriate professional training or advice should this be required.

Each Director ensures that he or she can give sufficient time and attention to the affairs of the group. All Directors disclose to the Board on their first appointment their interests as a director or otherwise in other companies or organisations and such declarations of interests are updated annually.

Details of Directors' other appointments are shown in their biographies on page 67.

Board Processes

All committees of the Board follow the same processes as the full Board.

The dates of the 2006 Board meetings were determined in 2005 and any amendments to this schedule were notified to Directors at least 14 days before regular meetings. Suitable arrangements are in place to allow Directors to include items in the agenda for regular Board meetings.

The Board met six times in 2006. The attendance of individual Directors at meetings of the Board and its committees is set out in the table on page 58. Average attendance at Board meetings was 90%. All Directors attended Board meetings in person during the year.

Agendas and accompanying Board papers are circulated with sufficient time to allow the Directors to prepare before the Board or committee meeting.

The Chairman takes the lead to ensure that the Board acts in the best interests of Swire Pacific, that there is effective communication with the shareholders and that their views are communicated to the Board as a whole.

Board consents are given by vote at the Board meeting and supplemented via the circulation of written resolutions between Board meetings.

Minutes of Board meetings are taken by the Company Secretary and, together with any supporting papers, are available to all Directors. These record the matters considered by the Board, the decisions reached, and any concerns raised or dissenting views expressed by Directors. Draft and final versions of the minutes are sent to all Directors for their comment and record respectively.

Board meetings are structured to encourage open discussion and frank debate to ensure Directors actively participate in each meeting.

A typical Board meeting would consist of:

- review of a report by each Executive Director or Officer of the results since the last meeting and explanation of changes in the business environment and their impact on budgets and the longer-term plan. New initiatives and ideas are raised for open discussion
- presentation of papers to support decisions requiring Board approval
- an update of legal and compliance matters for Directors' consideration
- any declarations of interest

The executive management of individual businesses within the group provides the Board with such information and explanations necessary to enable them to make an informed assessment of the financial and other information put before the Board for approval. Queries raised by Directors are answered fully and promptly.

When necessary, the Independent Non-Executive Directors meet privately to discuss matters which are their specific responsibility. One such meeting was held in 2006.

The Chairman meets at least annually with the Non-Executive Directors without the Executive Directors being present.

Directors and Officers Insurance

Swire Pacific has arranged appropriate insurance cover in respect of potential legal actions against its Directors and Officers.

Conflict of Interest

If a substantial shareholder or a Director has a conflict of interest in a transaction or proposal to be considered by the Board and the Board has determined this interest to be material, the individual is required to declare his interest and to abstain from voting. The matter is considered at a Board meeting attended by Independent Non-Executive Directors who have no material interest in the transaction.

	Meetings Attended/Held			
Directors	Board	Audit Committee	Remuneration Committee	2006 Annual General Meeting
Executive Directors				
C D Pratt – Chairman (from 1st February 2006)	5/5			•
D M Turnbull – Chairman (up to 31st January 2006)	1/1			–
P N L Chen	6/6			•
M Cubbon	6/6			•
D Ho	6/6			•
K G Kerr	6/6			•
J R Slosar (from 12th May 2006)	3/3			–
Non-Executive Directors				
The Baroness Dunn	4/6			•
J W J Hughes-Hallett	6/6			•
P A Johansen	6/6	4/4	3/3	•
Sir Adrian Swire	4/6			•
Independent Non-Executive Directors				
V H C Cheng	4/6			•
C K M Kwok	5/6	4/4	3/3	•
C Lee	5/6	4/4	3/3	•
M C C Sze	6/6			•
M M T Yang	5/6			
Average attendance	90%	100%	100%	93%

Delegation by the Board

Responsibility for delivering Swire Pacific's strategies and objectives, established by the Board, and running each business on a day-to-day basis is delegated to management headed by an Executive Director or Officer. These individuals have been given clear guidelines and directions as to their powers and, in particular, the circumstances under which they should report back to the Board and obtain prior approval from the Board before making any commitments on behalf of Swire Pacific.

The Board monitors management's performance against the achievement of financial and non-financial measures, the principal measures being:

- monthly review of detailed management accounts consisting of profit and loss, balance sheets and cash flows compared against budget and forecast
- the output of both internal and external audit reports
- the occurrence of significant control breakdowns
- feedback from external parties such as customers, business partners, trade associations and other service providers

Securities Transactions

The Company has adopted a code of conduct ("the Securities Code") regarding securities transactions by Directors and Officers on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 of the Listing Rules. These rules are available on the group's website www.swirepacific.com.

A copy of the Securities Code is sent to each Director of the Company first on his appointment and thereafter twice annually, one month before the date of the Board meetings to approve the group's half-year and annual results, with a reminder that the Director cannot deal in the securities and derivatives of the Company until after such results have been published, and that all their dealings must be conducted in accordance with the Securities Code.

Under the Securities Code, Directors and Senior Executives of the Company are required to notify the Chairman and receive a dated written acknowledgement before dealing in the securities and derivatives of the Company, and, in the case of the Chairman himself, he must notify the Chairman of the Audit Committee and receive a dated written acknowledgement before any dealing.

All the Directors of the Company have confirmed that they have complied with the required standard set out in the Securities Code.

Directors' interests as at 31st December 2006 in the shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance) are set out on page 71.

Remuneration of Directors and Executive Officers

Full details of Directors and Executive Officers remuneration are provided in note 8 of the accounts.

The Remuneration Committee comprises three Non-Executive Directors, two of whom – C K M Kwok and C Lee – are Independent Non-Executive Directors. The committee is chaired by P A Johansen.

The terms of reference of the Remuneration Committee have been reviewed with reference to the CG Code and are posted on the group's website www.swirepacific.com.

A Services Agreement exists between the Company and John Swire & Sons (H.K.) Limited ("Swire"), which has been considered in detail and approved by the Independent Non-Executive Directors of the Company. Under the terms of this agreement, staff at various levels, including Executive Directors, are seconded to the Company. These staff report to and take instructions from the Board of the Company but remain employees of the Swire group.

In order to be able to attract and retain international staff of suitable calibre, the Swire group provides a competitive remuneration package. This typically comprises salary, housing, provident fund, leave-passage and education allowances and, after three years' service, a bonus related to the profit of the overall Swire group. The provision of housing allowances affords ease of relocation, and payment of bonuses on a Swire group-wide basis enables postings to be made to group companies with different profitability profiles. Whilst bonuses are calculated by reference to the profits of the Swire group overall, the predominant part of such profits is derived from the Swire Pacific group.

Although the remuneration of these executives is not entirely linked to the profits of the business in which they are working, it is considered that, given the different profitability profiles of businesses within the Swire Pacific group, this has contributed considerably to the maintenance of a stable, motivated and high-calibre senior management team within the Company. Furthermore, as a substantial shareholder of Swire Pacific, it is in the best interest of Swire to see that executives of high quality are seconded to and retained within the Company.

The Remuneration Committee has reviewed this policy and the levels of remuneration paid to Executive Directors of the Company. At its meeting in November, the Committee considered a report prepared for it by Mercer Human Resource Consulting Limited, an independent firm of consultants, which confirmed that the remuneration of the Company's Executive Directors was in line with comparators in peer group companies. The Committee approved individual Directors' remuneration packages to be paid in respect of 2007.

No Director takes part in any discussion about his or her own remuneration.

The fees received by the Independent Non-Executive Directors were reviewed by the Remuneration Committee at its November meeting and compared to the fees paid at 32 other Hong Kong listed companies. The Committee proposed to increase the fees payable to the Chairmen of the Audit Committee and the Remuneration Committee in recognition of their additional workload as committee chairmen. On the Committee's recommendation, the Board approved the following fee levels:

Fee	2006 HK$	2007 HK$
Director's Fee	200,000	200,000
Fee for Audit Committee Chairman	150,000	200,000
Fee for Audit Committee Member	150,000	150,000
Fee for Remuneration Committee Chairman	50,000	65,000
Fee for Remuneration Committee Member	50,000	50,000

Accountability and Audit

Financial Reporting

The Board acknowledges its responsibility for:

- the proper stewardship of Swire Pacific's affairs, to ensure the integrity of financial information
- preparing annual and interim accounts and other related information that give a true and fair view of the group's affairs and of the results and cash flows for the period, in accordance with Hong Kong Financial Reporting Standards and the Hong Kong Companies Ordinance
- selecting appropriate accounting polices and ensuring that these are consistently applied
- making judgements and estimates that are prudent and reasonable
- ensuring that the application of the going concern assumption is appropriate

Internal Controls

The Board acknowledges its responsibility to establish, maintain and review the effectiveness of the group's system of internal controls to ensure that shareholders' investments and Swire Pacific's assets are safeguarded. This responsibility is primarily fulfilled on its behalf by the Audit Committee as discussed on page 63.

The foundation for a strong system of internal control is a solid control environment. This is dependent on the ethics of the organisation, the quality and competence of its personnel, the direction provided by the Board, and the effectiveness of management.

Since profits are, in part, the reward for successful risk taking in business, the purpose of internal controls is to help manage and control, rather than eliminate, risk. Consequently internal controls can only provide reasonable, and not absolute, assurance against misstatement or loss.

The key components of the group's control structure are as follows:

Culture: The Board believes that good governance is fundamentally about the culture of an organisation which is more significant than any written procedures.

We aim at all times to act ethically and with integrity and to install this behaviour in all our employees by example from the Board down. During the year we introduced training courses on our Code of Conduct to emphasise its importance across the group.

Swire Pacific has a commitment to competence which is reflected in the rigorous selection process and career development plans for all employees. The organisation prides itself on being a long-term employer which instils in individuals, as they progress through the group, a thorough understanding of Swire Pacific's corporate philosophy.

Our channels of communication are open, allowing employees a means of communicating significant information upstream with a willingness on the part of more senior personnel to listen. Employees are aware that, whenever the unexpected occurs, attention should be given not only to the event itself, but also in determining the cause.

Through our Code of Conduct employees are encouraged and instructed on how to report control deficiencies or suspicion of impropriety to those who are in a position to take necessary action.

Risk assessment: The Board of Directors and the management each have responsibility to identify and analyse the risks underlying the achievement of business objectives, and to determine a basis for how such risks should be managed and mitigated.

There are two key management committees which monitor risk processes throughout the group; the Group Risk Management Committee ("GRMC") and the Finance Committee. These are primarily made up of senior management and both are chaired by the Group Finance Director who reports to the Board on matters of significance that arise.

The GRMC, discussed further on page 62, focuses on business, operational safety, security and reputational risks. The Finance Committee, discussed further on page 63, focuses on broad financial and treasury risk.

Management structure: The group has a clear organisational structure, that, to the extent required, delegates authority to manage the day-to-day responsibility for the design, documentation and implementation of procedures and ongoing monitoring of risk. Individuals appreciate where they will be held accountable in this process.

A Control Self Assessment process requires the management in each material business unit to assess, through use of detailed questionnaires, the adequacy and effectiveness of controls over the reliability of financial reporting, the effectiveness and efficiency of operations and compliance with applicable laws and regulations. This process and its results are reviewed by Internal Audit and form part of the Audit Committee's annual assessment of control effectiveness.

Controls & review: Control activities comprise a diverse range of policies and procedures that help to ensure that the relevant management directives are carried out and any actions that may be needed to address risks are taken. These may include approvals and verifications, reviews, safeguarding of assets and segregation of duties. Control activities can also be divided into operations, financial reporting and compliance, although there may, on occasions, be some overlap between them. The common control activities adopted by the group include the following:

- analytical reviews: for example, conducting reviews of actual performance versus budgets, forecasts, prior periods and competitors
- direct functional or activity management: reviews of performance reports, conducted by managers in charge of functions or activities
- information-processing: performing a variety of controls to check accuracy, completeness and authorisation of transactions, for example, exception reports
- physical controls: ensuring equipment, inventories, securities and other assets are safeguarded and subjected to periodic checks
- performance indicators: carrying out analyses of different sets of data, operational and financial, examining the relationships between them, and taking corrective action where necessary. By investigating unexpected results or unusual trends, management can identify circumstances where the underlying objectives are in danger of not being achieved
- segregation of duties: dividing and segregating duties amongst different people, to strengthen checks and minimise the risk of errors and abuse

Swire Pacific has in place effective processes and systems to identify, capture and report operational, financial, and compliance-related information in a form and time-frame that enables people to carry out their responsibilities.

Internal Audit: Independent of management, the Internal Audit function reports directly to the Chairman and performs regular reviews of key risk areas and monitors compliance with group accounting and financial procedures. The role of Internal Audit is discussed further on page 64.

Group Risk Management Committee

The GRMC coordinates the proper application of operational risk management procedures throughout the group.

The Committee focuses on business, operational, safety, security and reputational risks.

This Committee is chaired by the Group Finance Director and includes senior representatives from each operating division as well as the Group Risk Manager, Staff Director and Head of Internal Audit.

Two specialist sub-committees focus on insurance matters and loss prevention initiatives. The insurance sub-committee is chaired by the Group Finance Director and it reviews and approves the group's general insurance programmes. The loss prevention sub-committee is chaired by the Head of Corporate Safety, Cathay Pacific Airways Limited and its main focus is to promote effective loss prevention through the sharing of divisional best practices and regular reviews of the root causes of losses. The same sub-committee also oversees risk surveys conducted by third parties and closely monitors the implementation of risk mitigation recommendations derived from such surveys. Both sub-committees work closely with the group's risk management consultants and with the group's lead insurers and reinsurers.

In 2006, the GRMC and its sub-committees met five times.

Objectives

The Committee's aim is to continually strengthen the risk management culture throughout the group, by overseeing the development of risk management processes, identifying and sharing divisional best practices, monitoring divisional performance, promoting education and using group leverage to reduce the overall cost of risk.

During the year the key activities of GRMC were:

- overseeing the completion of an Enterprise Risk Management project to standardise the identification and assessment of the major risks facing the group's business units. This process has been undertaken at the operating unit level and was conducted with assistance from risk management consultants. Updated divisional and group-wide risk registers have been produced as a result of this project and these will be used to monitor risk profiles on an ongoing basis

- arranging 38 risk surveys at various locations in Hong Kong, Mainland China and the United States, with a focus on key operational risk exposures including employee safety, property, general liability, motor and legal risk management
- conducting a review of the group's Occupational Health and Safety policies in preparation for the implementation of enhanced and consistent safety standards across the group
- reviewing claims performance and the adoption of proactive claims management strategies, including an increased focus on the rehabilitation of injured staff
- developing an emergency portal and the testing of divisional response plans so as to enhance business continuity preparedness and mitigate the potential impact of infectious diseases and pandemics on the group's activities

Finance Committee

The Finance Committee consists of the Group Finance Director, four Divisional Finance Directors, the General Manager Corporate Finance, Treasurer and Group Finance Manager. It meets at least twice annually and additionally as specific matters arise, for example on issuing new debt securities.

Objective

Its aim is to develop company policy on all areas of finance, including financial risk and management of invested funds, and to develop the group's treasury policies. The group's approach to treasury risk is discussed on page 88.

Audit Committee

The Audit Committee, consisting of three Non-Executive Directors, C K M Kwok, C Lee and P A Johansen, assists the Board in discharging its responsibilities for corporate governance and financial reporting. Two of the committee are Independent Directors, one of whom, C K M Kwok, is Chairman. All the members served for the whole of 2006.

The terms of reference of the Audit Committee follow the guidelines set out by the Hong Kong Institute of Certified Public Accountants, and comply with the CG Code and are available on the group's website www.swirepacific.com.

The Audit Committee met four times in 2006. Regular attendees at the Audit Committee meetings are the Group Finance Director, the Head of Internal Audit and the external auditors. The Committee meets regularly with the external auditors without the presence of Company management. Each meeting receives written reports from the Group Risk Management Committee, external and internal auditors. Other attendees during the year included the independent property valuers and the Group Taxation Manager.

The work of the Committee during 2006 included review of the following matters:

- the completeness, accuracy and integrity of formal announcements relating to the group's performance including the 2005 annual and 2006 interim accounts and announcements, with recommendations to the Board for approval
- the group's compliance with regulatory and statutory requirements
- the group's internal controls and risk management systems and its compliance with the CG Code
- the group's risk management processes
- consideration of the adequacy of the group's procedures for staff to raise concerns where fraud is suspected
- the approval of the 2007 annual Internal Audit programme and review of progress on the 2006 programme
- periodic reports from Internal Audit and progress in resolving any matters identified therein
- significant accounting and audit issues
- Swire Pacific's policy regarding connected party transactions and the nature of such transactions
- overseeing and managing the relationship with external auditors as discussed on page 65

In 2007, the Committee has reviewed, and recommended to the Board for approval, the 2006 accounts.

Assessing the Effectiveness of Internal Controls

On behalf of the Board, the Audit Committee reviews annually the continued effectiveness of the group's assessment of risk and systems of internal controls over financial accounting and reporting, the effectiveness and efficiency of operations, and compliance with laws and regulations. This assessment considers:

- the scope and quality of management's ongoing monitoring of risks and of the systems of internal control, the work of its Internal Audit Function, and the assurances provided by the Group Finance Director
- the changes in the nature and extent of significant risks since the previous review and the group's ability to respond to changes in its business and external environment
- the extent and frequency with which the results of monitoring are communicated, enabling the Committee to build up a cumulative assessment of the state of control in the Company and the effectiveness with which risk is being managed
- the incidence of any significant control failings or weaknesses that have been identified at any time during the period and the extent to which they have resulted in unforeseen outcomes or contingencies that have had, could have had, or may in the future have, a material impact on the Company's financial performance or condition
- the effectiveness of the Company's processes in relation to financial reporting and statutory and regulatory compliance

The process used by the Audit Committee to review the effectiveness of the system of internal control includes:

- discussions with management on areas of risk identified
- the review of significant risks reported by the Internal Audit Department and Group Risk Management Committee
- the review of internal and external audit plans
- the review of significant issues arising from internal and external auditor reports
- the review of the results of management's Control Self Assessment exercise

As a result of the above review the Board confirms that the group's internal control systems are adequate and effective and have complied with the provisions of the CG Code through the year 2006 and to the date of this annual report.

Internal Audit Department

Swire Pacific has had an Internal Audit (IA) Department in place for many years which plays a critical role in monitoring the governance of the group. The department is staffed by 11 qualified audit professionals and conducts audits of Swire Pacific, its subsidiaries and certain associates.

IA has primary reporting lines to the Chairman of the Board and, without the need to consult with management, to the Chairman of the Audit Committee and via him to the Board. IA has unrestricted access to all areas of the group's business units, assets, records and personnel in the course of conducting its work.

The annual IA work plan and resources are reviewed and agreed with the Audit Committee.

Scope of Work

Business unit audits are designed to provide assurance that the internal control systems of Swire Pacific are designed and operating effectively, and that the risks associated with the achievement of business objectives are being managed properly.

The frequency of each audit is determined by IA using its own risk assessment methodology, considering such factors as recognised risks, overall materiality of each unit, previous IA results, external auditor comments, organisational change, output from the work of the Group Risk Management Committee and management's view. In any event each business would typically be audited at least every three years. New businesses in the group would be audited within six months of acquisition. 39 assignments were conducted in 2006.

IA specifically assists the Audit Committee in assessing the effectiveness of the group's internal controls through its review of the process by which management have completed the annual Control Self Assessment and the results thereof.

The department also conducts ad hoc projects and investigative work as may be required by management or the Audit Committee.

Audit Conclusion and Response

Copies of IA reports are sent to the Chairman, the Group Finance Director, and the external auditor. The results of each review are also presented to the Audit Committee.

Management is called upon to present action plans which are agreed in response to the department's recommendations and these are followed up to ensure that they are satisfactory resolved.

External Auditor

The Audit Committee acts as a point of independent contact, from management, with the external auditor ("the auditor"). The auditor has direct access to the Chairman of the Audit Committee, who meets with them periodically without management present.

The Audit Committee's duties in regard to the auditor include:

- recommending to the Board, for the approval by shareholders, the auditor's appointment
- approval of the auditor's terms of engagement
- consideration of the letter of representation provided by the Board to the auditor
- review of reports and other ad hoc papers from the auditor
- assessment of auditor's independence and objectivity, including the monitoring of non-audit services provided to ensure their independence and objectivity would not be, or be seen to be compromised
- approval of audit and non-audit fees

Quality and Effectiveness

The Audit Committee annually appraises the quality and effectiveness of the auditor. Prior to recommending the appointment of the auditor at the last AGM, four audit firms were invited to tender to complete the group audit. This process took approximately seven weeks and involved giving details of the group's businesses and access to management to the audit firms to allow an informed assessment and proposal for service to be made by them. On completion of this process the Audit Committee concluded that it was in the Company's best interest to maintain PricewaterhouseCoopers ("PwC") as auditor for 2006.

Auditor Independence

Independence of the auditor is of critical importance to the Audit Committee, Board and stakeholders. The Audit Committee assesses the independence of the auditor through a series of questions including seeking confirmation of any matters known by the auditor which may impinge on this and obtaining confirmation that their proposed audit fee provides them with what they consider a fair return for this service, irrespective of any additional work that they may provide. The Board also receives from PwC, in accordance with their professional ethics, formal confirmation that they consider themselves to be independent of Swire Pacific.

Provision of Non-audit Services

In deciding on whether the auditor should provide non-audit services the following key principles are considered:

- the auditor should not audit its own firm's work
- the auditor should not make management decisions
- the auditor's independence should not be impaired
- quality of service

The prior approval of the Audit Committee is obtained for any services provided by the auditor where the fee is likely to be in excess of HK$1 million.

In addition, any services which may be considered to be in conflict with the role of the auditor must be submitted to the Audit Committee for approval prior to engagement, regardless of the amounts involved.

Fees paid to the external auditor are disclosed in note 6 to the accounts.

Shareholders

Communication with Shareholders and Investors

The Board and Senior Management recognise their responsibility to represent the interests of all shareholders and to maximise shareholder value. Communication with shareholders and accountability to shareholders is a high priority of the Company.

The principle methods we use to communicate with our shareholders are as follows:

- The Chairman is available to meet shareholders to ensure the Board understands and takes into consideration their views
- The Group Finance Director makes himself available on a day-to-day basis for contact with major shareholders, investors and analysts over a one month period immediately after announcement of interim and annual results. In 2006 he held 24 meetings with analysts and investors in Hong Kong, conducted two analyst briefings, two investor group briefings, four overseas roadshows, spoke at four investor conferences and was interviewed by Bloomberg and CNBC on two occasions
- Through publication of annual and interim accounts
- Through our AGM as discussed below
- Through the group's website. This includes electronic copies of financial reports, webcasts of analysts presentations given at the time of the final and interim results announcements, latest news, public announcements and general information about the group's businesses
- During the current year we have introduced, as part of our stakeholder dialogue exercise, interviews with shareholders and the investment community to understand specifically what their views are of Swire Pacific

The Annual General Meeting

The Annual General Meeting is an important forum to engage with shareholders. The most recent Annual General Meeting was held on 10th May 2006 at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong. The meeting was open to all shareholders and members of the press. The Directors who attended the meeting are detailed in the table on page 58.

At the Annual General Meeting, separate resolutions were proposed for each issue and were voted on by poll. The significant items discussed were:

- the report of the Directors and the audited accounts for the year ended 31st December 2005
- declaration of final dividends
- re-electing Directors
- re-appointing the auditor and authorising the Directors to fix their remuneration
- an ordinary resolution giving Directors a general mandate to make on-market share repurchases
- to give Directors a general mandate to allot and issue shares up to 20% of the then issued share capital, provided that the aggregate nominal amount of the shares of any class so allotted wholly for cash shall not exceed 5% of the aggregate nominal amount of the share class then in issue

Minutes of the meeting together with voting results are available on the group's website, www.swirepacific.com.

Other Information for Shareholders

Key shareholder dates for 2007 are set out on the inside back cover of this report and on the group's website.

A list of analysts known to cover Swire Pacific is available from the group's website. This should not be considered an endorsement of the work or recommendation of these firms' work and reports.

From information publicly available to the Company and within the knowledge of its Directors, at least 25% of the Company's total issued share capital is held by the public at all times. Details of the shareholder profile of the Company are in the Directors' Report on page 73.

Executive Directors

* **Pratt, Christopher Dale, CBE**, aged 50, has been Director and Chairman of the Company since February 2006. He is also Chairman of Cathay Pacific Airways Limited, Hong Kong Aircraft Engineering Company Limited and John Swire & Sons (H.K.) Limited, and a Director of Air China Limited, Swire Properties Limited and The Hongkong and Shanghai Banking Corporation Limited. He joined the Swire group in 1978 and has worked with the group in Hong Kong, Australia and Papua New Guinea.

* **Chen, Nan Lok Philip, SBS**, aged 51, has been a Director of the Company since May 2005 with responsibility for the Aviation Division. He is also Chief Executive and Director of Cathay Pacific Airways Limited, Chairman of Hong Kong Dragon Airlines Limited, and a Director of Air China Limited. He joined the Swire group in 1977 and in addition to Hong Kong has worked with the group in Mainland China and the Asia Pacific region.

* **Cubbon, Martin**, aged 49, has been a Director of the Company since September 1998 with responsibility for Group Finance. He is also a Director of Cathay Pacific Airways Limited, Hong Kong Aircraft Engineering Company Limited and Swire Properties Limited. He joined the Swire group in 1986.

* **Ho, Cho Ying Davy**, aged 59, has been a Director of the Company since March 1997 and has assumed responsibility for business development in China since March 2006. He is Chairman of the group's Taiwan operations and of a number of Swire group companies with shipping and travel interests. He is also a Director of Cathay Pacific Airways Limited and Hong Kong Aircraft Engineering Company Limited. He joined the Swire group in 1970 and has worked with the group in Hong Kong and Taiwan.

* **Kerr, Keith Graham**, aged 54, has been a Director of the Company with responsibility for the Property Division since January 1991. He joined Swire Properties Limited in 1975 and was appointed Managing Director in February 1989 and Chairman in January 2005.

* **Slosar, John Robert**, aged 50, has been a Director of the Company since May 2006 with responsibility for the Beverages Division. He joined the Swire group in 1980 and has worked with the group in Hong Kong, the United States and Thailand.

Non-Executive Directors

Baroness Dunn, Lydia Selina, DBE, aged 67, has been a Director of the Company since February 1981 and until January 1996 had responsibility for the Trading Division. She is also a director of John Swire & Sons Limited and is Deputy Chairman of HSBC Holdings plc. She joined the Swire group in 1963.

Hughes-Hallett, James Wyndham John, SBS, aged 57, has been a Director of the Company since January 1994 and was appointed Deputy Chairman in March 1998 and Chairman in June 1999. He stepped down as Chairman in December 2004 to become Chairman of John Swire & Sons Limited. He is also a Director of Cathay Pacific Airways Limited, Swire Properties Limited and HSBC Holdings plc. He joined the Swire group in 1976 and has worked with the group in Hong Kong, Taiwan, Japan and Australia.

+# **Johansen, Peter André**, aged 64, has been a Director of the Company since January 1983 and was Finance Director until April 1997. He joined the Swire group in 1973 and has worked with the group in Hong Kong and Japan. He is also a Director of John Swire & Sons Limited, Swire Properties Limited and Hong Kong Aircraft Engineering Company Limited.

Swire, Sir Adrian Christopher, aged 75, was Chairman of John Swire & Sons Limited until December 2004 and is now Honorary President of that company. He joined the Swire group in 1956 and has been a Director of the Company since October 1978.

Independent Non-Executive Directors

Cheng, Hoi Chuen Vincent, GBS, OBE, aged 58, has been a Director of the Company since May 2005. He is also Chairman of The Hongkong and Shanghai Banking Corporation Limited and an Independent Non-Executive Director of Great Eagle Holdings Limited and Vice President of the Hong Kong Institute of Bankers.

+# **Kwok, King Man Clement**, aged 47, has been a Director of the Company since September 2002. He is also Managing Director and Chief Executive Officer of The Hongkong and Shanghai Hotels, Limited. He also serves on the Takeovers and Mergers Panel in Hong Kong.

+# **Lee, Chien**, aged 53, has been a Director of the Company since January 1993. He is also a Director of Hysan Development Company Limited and an Independent Non-Executive Director of Television Broadcasts Limited. He is a member of the Council of the Chinese University of Hong Kong and the Hong Kong Institute of Education.

Sze, Cho Cheung Michael, GBS, aged 61, has been a Director of the Company since November 2004. He was a former Executive Director of the Hong Kong Trade Development Council, a position he held for eight years prior to his retirement on 1st May 2004. Before that, he worked for 25 years in various capacities in the Hong Kong Government. He is also a Non-Executive Director of Lee Kum Kee Co., Ltd.

Yang, Mun Tak Marjorie, aged 54, has been a Director of the Company since October 2002. She is also Chairman and Chief Executive Officer of Esquel Group, and a Director of The Hongkong and Shanghai Banking Corporation Limited. She sits on various advisory boards of educational institutions including Massachusetts Institute of Technology, Harvard Business School, Hong Kong University of Science and Technology and Tsinghua School of Economics and Management.

Executive Officer

Cundle, Geoffrey Leslie, aged 50, has been Executive Director, Trading & Industrial Division, and has assumed responsibility for the Swire Pacific Offshore group since May 2006. He joined the Swire group in 1979 and has worked with the group in Hong Kong, Australia, Korea, Japan and Papua New Guinea.

Secretary

Fu, Yat Hung David, aged 43, has been Company Secretary since January 2006. He joined the Swire group in 1988.

Notes:
* These Directors are also Directors of John Swire & Sons (H.K.) Limited
+ These Directors are members of the Audit Committee
# These Directors are members of the Remuneration Committee

All the Directors and Executive Officer, apart from the Independent Non-Executive Directors, are employees of the John Swire & Sons Limited group.

The Directors submit their report together with the audited accounts for the year ended 31st December 2006, which are set out on pages 83 to 150.

Principal Activities

The principal activity of the Company is investment holding and the principal activities of its major subsidiary, jointly controlled and associated companies are shown on pages 141 to 150. An analysis of the group's performance for the year by business and geographical segments is set out in note 7 to the accounts.

Dividends

The Directors recommend the payment of final dividends for 2006 of HK¢220.0 per 'A' share and HK¢44.0 per 'B' share which, together with the interim dividends paid on 4th October 2006 of HK¢63.0 per 'A' share and HK¢12.6 per 'B' share, make total dividends for the year of HK¢283.0 per 'A' share and HK¢56.6 per 'B' share: an increase of 37.4% over those for 2005. This represents a total distribution for the year of HK$4,333 million. Subject to the approval of the 2006 final dividends by the shareholders at the annual general meeting on 10th May 2007, it is expected that those dividends will be paid on 4th June 2007 to shareholders registered on the record date, 10th May 2007. The share registers will be closed from 7th May 2007 to 10th May 2007, both dates inclusive, during which period no transfer of shares will be effected. In order to qualify for the entitlement of the final dividends, all transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for registration not later than 4:30 p.m. on Friday, 4th May 2007.

Reserves

Movements in the reserves of the group and the Company during the year are set out in note 34 to the accounts.

Share Capital

During the year under review and up to the date of this report, the group did not purchase, sell or redeem any of its shares, and has not adopted any share option scheme. Details of the Company's share capital are set out in note 33 to the accounts.

Accounting Policies

The principal accounting policies of the group are set out on pages 131 to 140.

Auditors

PricewaterhouseCoopers retire and, being eligible, offer themselves for re-appointment. A resolution for the re-appointment of PricewaterhouseCoopers as auditors of the Company is to be proposed at the forthcoming annual general meeting.

Financial Review

A review of the results, balance sheet and cashflow is shown on pages 38 to 45. A ten-year financial summary of the results and of the assets and liabilities of the group is shown on pages 4 to 5.

Corporate Governance

The Company has complied throughout the year with all the code provisions and most of the recommended best practices in the Code on Corporate Governance Practices as set out in the Listing Rules. Details of the Company's corporate governance practices are set out on pages 54 to 66.

Donations

During the year, the Company and its subsidiaries made donations for charitable purposes of HK$20 million and donations towards various scholarships of HK$1 million.

Fixed Assets

Details of movements in fixed assets are shown in notes 14 and 15 to the accounts. An analysis of capital expenditure by division is shown in note 7 to the accounts.

The annual valuation of the group's investment property portfolio, whether complete or in the course of development, was carried out by professionally qualified external valuers on the basis of open market value at 31st December 2006. The valuations have been recorded in the accounts of the individual companies concerned and an overall increase of HK$17,045 million in the fair values of these properties is included in the profit and loss account.

A schedule of the principal properties of the Company and its subsidiaries, jointly controlled and associated companies is given on pages 154 to 163.

Bank and Other Borrowings

The bank loans and overdrafts, other borrowings, Perpetual Capital Securities and Medium Term Notes of the Company and its subsidiary companies are shown in notes 29 and 30 to the accounts.

Interest

A statement of the amount of interest capitalised by the Company and its subsidiaries is included in note 9 to the accounts.

Major Customers and Suppliers

During the year, less than 30% of the group's sales and 30% of the group's purchases were attributable to the group's five largest customers and suppliers respectively.

Directors

Of the present Directors of the Company whose names are listed on pages 67 and 68, C D Pratt was appointed an Executive Director and Chairman of the Board on 1st February 2006 and J R Slosar was appointed an Executive Director on 12th May 2006. All the remaining Directors served throughout the calendar year 2006 and still hold office at the date of this report. K G Kerr served as Alternate Director to Sir Adrian Swire during the year. In addition, D M Turnbull served as an Executive Director and Chairman of the Board and Alternate Director to Baroness Dunn during the year until his resignation with effect from 1st February 2006.

Independence Confirmation

The Company has received from each of its Independent Non-Executive Directors listed on page 68 confirmation of their independence pursuant to Listing Rule 3.13 and considers all of them to be independent.

Term of Appointment

Article 93 of the Company's Articles of Association provides for all Directors to retire at the third annual general meeting following their election by ordinary resolution. In accordance therewith, P A Johansen and Sir Adrian Swire retire this year and, being eligible, offer themselves for re-election.

J R Slosar, having been appointed to the Board under Article 91 since the last annual general meeting, also retires and offers himself for election.

Each of the Directors has entered into a letter of appointment, which constitutes a service contract, with the Company for a term of up to three years until his retirement under Article 91 or Article 93 of the Articles of Association of the Company, which will be renewed for a term of three years upon each election/re-election. No Director has a service contract with the Company which is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

Fees and Emoluments

Directors' fees paid to the Independent Non-Executive Directors during the year totalled HK$1.4 million. They received no other emoluments from the Company or any of its subsidiaries.

Full details of directors fees and emoluments are set out in note 8 to the accounts.

Directors' Interests

At 31st December 2006, the register maintained under Section 352 of the Securities and Futures Ordinance ("SFO") showed that Directors held the following interests in the shares of the Company and its associated corporations (within the meaning of Part XV of the SFO), John Swire & Sons Limited, Cathay Pacific Airways Limited and Hong Kong Aircraft Engineering Company Limited:

	Capacity					
	Beneficial interest					
	Personal	Family	Trust interest	Total no. of shares	Percentage of issued capital (%)	Note
Swire Pacific Limited						
'A' shares						
P N L Chen	–	2,000		2,000	0.0002	–
P A Johansen	10,000	–	1,500	11,500	0.0012	1
C D Pratt	21,000	–	–	21,000	0.0023	–
Sir Adrian Swire	–	–	794,473	794,473	0.0854	2
'B' shares						
P N L Chen	65,000	10,142	–	75,142	0.0025	–
D Ho	100,000	–	–	100,000	0.0033	–
P A Johansen	–	–	200,000	200,000	0.0067	1
C Lee	750,000	–	21,405,000	22,155,000	0.7376	1
C D Pratt	50,000	–	–	50,000	0.0017	–
Sir Adrian Swire	4,813,169	–	15,741,913	20,555,082	0.6844	2

	Capacity: Beneficial interest – Personal	Capacity: Beneficial interest – Family	Capacity: Trust interest	Total no. of shares	Percentage of issued capital (%)	Note
John Swire & Sons Limited						
Ordinary Shares of £1						
Baroness Dunn	8,000	–	–	8,000	0.01	3
P A Johansen	8,000	–	–	8,000	0.01	3
Sir Adrian Swire	2,042,152	2,688,139	24,815,975	29,546,266	29.55	4
8% Cum. Preference Shares of £1						
Baroness Dunn	2,400	–	–	2,400	0.01	3
Sir Adrian Swire	1,049,080	843,411	7,332,727	9,225,218	30.75	4

	Beneficial interest (personal)	Percentage of issued capital (%)
Cathay Pacific Airways Limited		
Ordinary Shares		
P N L Chen	9,000	0.00027

	Beneficial interest (personal)	Percentage of issued capital (%)
Hong Kong Aircraft Engineering Company Limited		
Ordinary Shares		
J R Slosar	6,400	0.0038
M C C Sze	2,800	0.0017

Notes:
1. All the Swire Pacific Limited 'A' and 'B' shares held by these Directors under "Trust Interest" are held by them as beneficiaries of trusts.
2. All the Swire Pacific Limited 'A' and 'B' shares held by Sir Adrian Swire under "Trust Interest" are held by him as trustee only and he has no beneficial interest in those shares.
3. Sir Adrian Swire has a residual beneficial interest in 4,000 Ordinary Shares in John Swire & Sons Limited held by each of Baroness Dunn and P A Johansen and in 1,200 Preference Shares held by Baroness Dunn. These holdings are therefore duplicated in the personal interest of Sir Adrian Swire.
4. Neither Sir Adrian Swire nor his wife, who are trustees of trusts which hold the Ordinary and Preference Shares in John Swire & Sons Limited listed under "Trust Interest", has any beneficial interest in those shares.

Other than as stated above, no Director or chief executive of the Company had any interest or short position, whether beneficial or non-beneficial, in the shares or underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

Neither during nor prior to the year under review, has any right been granted to, or exercised by, any Director of the Company, or to or by the spouse or minor child of any Director, to subscribe for shares, warrants or debentures of the Company.

At no time during the year did any Director, other than as stated in this report, have a beneficial interest, whether directly or indirectly, in a contract to which the Company or any of its associated corporations was a party which was of significance and in which the Director's interest was material.

At no time during the year was the Company, or any of its associated corporations, a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Directors' Interests in Competing Business

None of the Directors and their respective associates has any competing interests which need to be disclosed pursuant to Rule 8.10 of the Listing Rules.

Substantial Shareholders' and Other Interests

The register of substantial shareholders maintained under Section 336 of the SFO shows the following interests in the Company's shares as at 31st December 2006:

	'A' shares	Percentage of issued capital (%)	'B' shares	Percentage of issued capital (%)	Note
Substantial Shareholders					
John Swire & Sons Limited	102,423,521	11.01	2,035,480,765	67.77	1
Franklin Resources, Inc.	103,228,390	11.10	–	–	2
Other Shareholders					
J.P. Morgan Chase & Company	92,452,357	9.94	–	–	3
Aberdeen Asset Management plc	–	–	270,664,594	9.01	4
The Capital Group Companies, Inc.	66,243,454	7.12	–	–	5
Capital Research and Management Company	71,040,500	7.64	–	–	5

Notes:

1. The shares are held in the capacity of beneficial owner.
2. This notification was filed under the repealed Securities (Disclosure of Interests) Ordinance and the capacities in which they are held were not given.
3. The shares held by J.P. Morgan Chase & Company are held in the following capacities:

Capacity	No. of shares
Beneficial owner	3,219,757
Investment manager	31,524,064
Custodian Corporation/Lending agent	57,708,536

4. Aberdeen Asset Management plc is interested in these shares in its capacity as investment manager and includes shares in which wholly owned controlled corporations of Aberdeen Asset Management plc are interested.
5. These shares are held in the capacity as investment manager.

The Company had not been notified of any short positions in the shares of the Company as at 31st December 2006.

At 31st December 2006, the Swire group owned directly or indirectly interests in shares of the Company representing 33.28% of the issued capital and 54.35% of the voting rights.

Public Float

From information publicly available to the Company and within the knowledge of its Directors, at least 25% of the Company's total issued share capital are held by the public at all times during the period under review.

Agreements for Services

There are agreements for services ("Agreements"), in respect of which John Swire & Sons (H.K.) Limited ("JSSHK"), a wholly owned subsidiary of John Swire & Sons Limited ("Swire"), provided to the Company and some of its subsidiary and associated companies advice and expertise of the directors and senior officers of the Swire group, full or part time services of members of the staff of the Swire group, other administrative and similar services and such other services as may have been agreed from time to time.

In return for these services, JSSHK received annual fees calculated (A) in the case of the Company, as 2.5% of the dividends receivable from associated and jointly controlled companies of the Company, where there were no agreements for services with such companies, and (B) in the case of its subsidiary and associated companies with such agreements, as 2.5% of their relevant consolidated profits before taxation and minority interests after certain adjustments. The fees for each year were payable in cash in arrears in two instalments, an interim payment by the end of October and a final payment by the end of April of the following year, adjusted to take account of the interim payment. The Company also reimbursed the Swire group for all expenses incurred in the provision of the services at cost.

The Agreements took effect from 1st January 2005 and will terminate on 31st December 2007. However they are renewable for successive periods of three years thereafter unless either party to them gives to the other notice of termination of not less than three months expiring on any 31st December.

The Swire group owns approximately 33.28% of the issued capital of the Company and approximately 54.35% of its voting rights and JSSHK, a wholly owned subsidiary of Swire, is therefore a connected person of the Company under the Rules Governing the Listing of Securities ("the Listing Rules") on The Stock Exchange of Hong Kong Limited ("the "Stock Exchange"). The transactions under the Agreements are continuing connected transactions, in respect of which an announcement dated 1st December 2004 was published.

Particulars of the fees paid and the expenses reimbursed for the year ended 31st December 2006 are given in note 39 to the accounts.

As directors and employees of the Swire group, P N L Chen, M Cubbon, K G Kerr, D Ho, J W J Hughes-Hallett, C D Pratt, and J R Slosar are interested in the Agreements. D M Turnbull was similarly interested. Sir Adrian Swire is interested as a shareholder of Swire. Baroness Dunn and P A Johansen are also interested in these agreements as shareholders, directors and employees of Swire.

The Independent Non-Executive Directors, who are not interested in any connected transactions with the group, have reviewed and confirmed that the continuing connected transactions as set out above have been entered into by the group in the ordinary and usual course of business, on normal commercial terms, and in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Auditors of the Company have also reviewed these transactions and confirmed to the Board that these transactions have been approved by the Board of the Company and have been entered into in accordance with the relevant agreements governing the transactions; and that they have not exceeded the relevant annual caps disclosed in previous announcements.

Connected Transactions

i) The Company and its wholly owned subsidiary Redhill Properties Limited entered into sale and purchase agreements with JSSHK on 21st June 2006 for the sale of the properties known as Cameron Lodge and 26/28 Severn Road respectively to JSSHK for an aggregate consideration of HK$371,943,872, comprising HK$195 million for Cameron Lodge, HK$175 million for 26/28 Severn Road and reimbursement of the renovation cost of Cameron Lodge amounting to HK$1,943,872 incurred by the Company in 2006. As JSSHK is a substantial shareholder and hence a connected person of the Company, the transaction under the sale and purchase agreements constituted a connected transaction for the Company, in respect of which an announcement dated 21st June 2006 was published.

ii) Top Noble Limited, a wholly owned subsidiary of the Company, entered into a sale and purchase agreement with Xiamen Light Industry Group Corp. Ltd. ("Xiamen Light") on 10th September 2006 for the acquisition of the entire 100% equity interest in Xiamen Luquan Industries General Co. Ltd. ("Luquan"), including Luquan's 49% shareholding in Swire Coca-Cola Beverages Xiamen Limited ("SCCX") but excluding certain minor assets owned by Luquan, for a cash consideration of RMB457 million at completion. As Luquan was 100% owned by Xiamen

Light and was also a substantial shareholder of SCCX which is a subsidiary of the Company, Xiamen Light was a connected person of the Company and the transaction under the sale and purchase agreement constituted a connected transaction of the Company, in respect of which announcements dated 11th and 13th September 2006 were published.

iii) The Company's wholly owned subsidiary Swire Properties Limited ("Swire Properties") entered into a sale and purchase agreement with CITIC Pacific Limited ("CITIC Pacific") and its wholly owned subsidiary Eldwin Corporation ("Eldwin") on 22nd December 2006 for the sale by Swire Properties of its entire 10.002% interest in CITIC Square, Shanghai for a cash consideration of HK$280 million. CITIC Square, Shanghai was wholly owned by Shanghai CITIC Square Co., Ltd. which was 60% owned by Join Resources Limited ("Join Resources"). Join Resources was owned 16.67% by Swire Properties and 83.33% by Eldwin. Swire Properties' entire 10.002% interest in CITIC Square, Shanghai was represented by 1,667 ordinary shares of HK$1 each in the issued share capital of Join Resources and a shareholder's loan in the amount of HK$66 million from Swire Properties to Join Resources. As CITIC Pacific is a substantial shareholder of a subsidiary of the Company and Eldwin is a wholly owned subsidiary of CITIC Pacific, each of CITIC Pacific and Eldwin is a connected person of the Company and the transaction under the sale and purchase agreement constituted a connected transaction of the Company, in respect of which an announcement dated 22nd December 2006 was published.

Connected and Discloseable Transaction

The Company, Swire Properties, CITIC Pacific and Newmarket Holdings Limited ("Newmarket") entered into a sale and purchase agreement on 20th January 2006 for the acquisition ("Acquisition") by Swire Properties of CITIC Pacific group's entire 50% interest in the Festival Walk shopping and commercial complex located at Kowloon Tong, Hong Kong for a cash consideration of HK$6,123 million at completion. Swire Properties is a wholly owned subsidiary of the Company and is the owner of the remaining 50% interest in Festival Walk.

The CITIC Pacific group's entire 50% interest in Festival Walk was represented by one ordinary share in the issued share capital of Supreme Luck Investments Ltd. ("Supreme Luck"), and a shareholder's loan in the amount of HK$3,252 million from CITIC Pacific to Supreme Luck. Supreme Luck was an indirect wholly owned subsidiary of CITIC Pacific and held a 50% equity interest in Festival Walk Holdings Limited, which was a company owned as to 50% by Swire Properties and 50% by Supreme Luck and is the owner of Festival Walk. Newmarket was a wholly owned subsidiary of CITIC Pacific and held 100% of the issued share capital in Supreme Luck.

CITIC Pacific is a substantial shareholder of a subsidiary of the Company. Newmarket is a wholly owned subsidiary of CITIC Pacific. CITIC Pacific and Newmarket are therefore connected persons of the Company.

The Acquisition was a connected and discloseable transaction in respect of which an announcement dated 20th January 2006 was published and a circular dated 13th February 2006 was sent to shareholders. The Acquisition was completed on 3rd March 2006 and Swire Properties' interest in Festival Walk has increased from 50% to 100%.

On behalf of the Board

Christopher Pratt
Chairman
Hong Kong, 8th March 2007

Corporate Social Responsibility

Swire Pacific has always maintained a philosophy of working in the best interests of all our stakeholders. We care deeply about the communities in which we are involved, the many different people we employ and our broader role in protecting the natural environment. Establishing trust through sound governance, commitments to health and safety, good employment practices, community investment, respect for business partners and sound environmental management practices are very much part of our culture.

In 2006 there were some very positive corporate social responsibility (CSR) initiatives around the group, which in the context of CSR can include our jointly controlled and associated interests. As planned, we engaged our stakeholders and undertook structured dialogue with them. We have maintained our numerous community initiatives and involvement with charities and non-governmental organisations. We have provided training and staff development in a number of new ways. Our continuing commitment to health, safety and the environment saw a number of new initiatives, including a programme of work on climate change issues. We report on each of these areas below.

Our CSR principles seek to align our social responsibilities with our business objectives and have provided a focus for our activities in 2006:

- In continuing to take an ethical path in all our business dealings, we conducted a series of workshops on our Code of Conduct as part of a continuous effort to pursue operational excellence, preserve our reputation for fair dealing and integrity and to take into consideration key concerns of global and local business communities

- We continued to support our staff and the communities in which we operate through a range of activities

- We completed our first ever comprehensive stakeholder dialogue so as to fully engage staff, communities and other organisations in developing the directions for our CSR initiatives

Stakeholder Dialogue

In 2006 we committed the Company to a strengthened process of stakeholder engagement and dialogue in order to review how stakeholders perceive us and align our CSR priorities for the future with their expectations. We commissioned an independent consultant to identify community groups, non-governmental organisations, business partners, legislators, community leaders and other experts to better engage their views about Swire Pacific and associated companies. We also included a range of our own staff in the broad consultation process.

The stakeholder dialogue results reveal that Swire Pacific is seen as a successful, well managed company with a positive image and brand and good corporate governance. It is perceived to be a leader on environmental issues and is recognised, in particular, for its environmental reporting.

However, although the Company is seen as particularly strong on community involvement, support for NGOs and generous to charities, our aspiration is to be recognised as world class. In this regard, there is still more to do and therefore giving CSR a much more strategic focus will be a priority in the future.

Our dialogue reveals that Swire Pacific does not always communicate or explain many of our social and environmental activities well enough. Many of our stakeholders want to see us use this communication process to provide leadership to other parts of the business commumity in Hong Kong.

Climate change was identified as being an important concern to our stakeholders. Other important environmental challenges include air pollution, energy (including renewable energy), waste, water and biodiversity. Community initiatives, working with disadvantaged groups and children's educational projects are also seen as important to our stakeholders. Our numerous employee volunteer schemes are well regarded. Internally, our staff have pointed to the need for new initiatives on work-life balance, non-discrimination and ethnic diversity.

Listening to and talking with our stakeholders will now be ongoing and will become an integral part of developing our CSR strategy.

Community Initiatives

Swire Pacific is committed to supporting the communities in which it operates. Our major areas of involvement are in the fields of education, arts and culture and the environment. Our philanthropic committee, chaired by a Board Director, ensures that our community activities are focused on these areas. These activities are funded via The Swire Group Charitable Trust (The Trust) of which Swire Pacific is the major contributor.

In 2006 the group provided cash and in-kind donations to seven key NGO partners and more than 100 other NGOs in Hong Kong, Greater China and the Asia Pacific region. Employee volunteering activities were run in partnership with more than 60 NGOs in Hong Kong.

On education, 27 undergraduates at Hong Kong's local universities and five postgraduate students from the Chinese mainland studying in Hong Kong currently receive scholarship fundings.

The Swire International Young Fellows Programme continues into its second year. In total, 12 overseas students benefited from the Programme to take up full-time undergraduate studies and 40 local undergraduates were selected to study overseas through the exchange programme.

The Trust continues to provide substantial financial support to the Taikoo Primary School, which was established in Hong Kong by Swire in 1923.

The Trust also supports 20 underprivileged students to attend senior high school at Yu Yuan in Shaoguan on the Mainland China. Swire Coca-Cola continues to fund Project Hope, a government-endorsed programme to support primary education in Mainland China.

As a result of regulatory requirements imposed as part of the transaction for Cathay Pacific to acquire Dragonair, Cathay Pacific donated 64.7 million shares held in China National Aviation Company Limited (CNAC), worth over HK$181 million, to 71 Hong Kong, Mainland China and Asian charities. The funds will benefit the disabled and disadvantaged; children and the elderly; the arts; education; medical care; the environment and conservation and animal welfare.

Swire Pacific and Cathay Pacific continue to be the main sponsors of the Life Education Activity Programme (LEAP). In 2006 we together donated HK$4 million to the programme which provides education on health promotion and drug awareness for students aged five to 15. These educational initiatives now reach over 80,000 students annually including 3,000 students with special needs. This internationally recognised approach allows students to learn about their physiology and, in turn, how different drugs and other substances affect their bodies. LEAP uses open discussion and role plays to help young people develop social competencies and take responsible decisions about drug use.

In 2006, 1,000 young people aged between 13 and 18 completed Cathay Pacific's 15-month 'I Can Fly' programme which consisted of a number of aviation activities and social service programmes with pilots and members of staff. The innovative education concept aims to nurture enthusiasm for aviation and at the same time encourages young people to get involved in community programmes. Aviation activities included training on aerodynamics, aircraft systems and lessons on the weather and radio communications.

Swire Properties has a well-developed Community Ambassador employee volunteering programme. Staff have carried out a range of community services for the elderly, disabled and children. The programme now includes over 400 members working on projects that build better and more integrated communities.

In 2006, The Swire Group Charitable Trust became the Principal Patron of the Hong Kong Philharmonic Orchestra to help in the continued growth of one of Asia's leading orchestras and to assist in its mission of bringing world-class music to Hong Kong. The funding assists the orchestra to bring an increasing variety of programmes, including free events, before the Hong Kong public, to host world-renowned international performers and to introduce outstanding young Chinese musicians.

The Trust has also become the Principal Sponsor of the Arts with the Disabled Association which was established 20 years ago to promote an inclusive society through arts education and other cultural activities.

Health and Safety

Good health and safety practices are an important part of our commitment to ensuring the well-being of our employees, customers and the general public. Occupational health and safety initiatives across group companies are aimed at eliminating accidents and injury and minimising hazards in the workplace so as to ensure that all employees, customers, visitors and contractors remain safe and healthy during their association with the group.

As part of our ongoing safety programmes, designated, qualified staff coordinate seminars and training programmes that address important health and safety issues. In addition, our injury reporting system ensures that there is a rapid and effective response procedure in place in the event of staff injuries in the workplace. In 2006, we suffered two work related fatalities within our workforce.

With avian flu remaining a significant potential threat, the group has prepared relevant business continuity plans and arrangements are in place to ensure that staff are rapidly informed of any new developments and precautions required to be taken. An emergency portal has been developed for internal communications in case of an outbreak. The group continues to subsidise influenza vaccinations for staff.

Employee Volunteering Training

Employee volunteering has a long tradition in Swire Pacific and we know that many staff are keen to be involved in doing more. Our "CSR Champions" training consisted of events for staff interested in developing volunteering skills and volunteer based projects within their own businesses. They were given case examples of good practice from Swire Pacific staff already involved in volunteering programmes as well as speakers from other leading companies in Hong Kong. This equipped interested staff with the competence and skills needed to develop volunteering programmes within their respective companies. In the second part of their training, groups worked together to present plans for local community volunteering initiatives.

The Environment

Protecting the environment has always been important to Swire Pacific. We seek to ensure that our business operations reduce harm to the environment and we contribute in different ways to ensuring that we protect and enhance environments in which we operate.

The Company has an Environmental Committee, made up of representatives from all divisions of the group, which meets quarterly to oversee our various environmental initiatives. It has set up a group-wide environmental, health and safety database that enables individual companies and the Swire Pacific group as a whole to continuously to monitor their carbon contributions and other impacts and benchmark performance against previous years. Through engagement with a range of external presentations, it identifies key issues which the company needs to address.

Climate Change

There is a vital need for corporations to take action now to mitigate the effects of climate change and to be prepared for the impact that it may have on business. A special taskforce has been formed to examine our impact on climate change and its implications on our business.

The first step was to commission an independent consultant to pilot a study on the group's greenhouse gas emissions and reporting framework. This 'Value at Stake' project provided an inventory of the external carbon-related drivers that can affect these companies and assessed the possible impact on their costs, revenues and reputation.

The consultants commended the efforts and dedication of Swire Pacific companies in addressing various environmental challenges, and suggested areas where Swire Pacific could strive to improve. As a response to these recommendations, we will adopt the following climate change challenges:

- Aim to become 'best in class' globally in our respective industries
- Examine opportunities for emissions reduction initiatives in our operations
- Ensure transparent and responsive disclosure of information to interested parties
- Identify potential climate change risks and risk mitigation measures
- Engage stakeholders in creating environments for climate change policy formulation
- Support research initiatives on greenhouse gas emissions and climate change

In September 2006 we organised an internal Swire environmental conference, bringing together over 120 senior managers around the group to discuss important environmental issues and, in particular, the challenges associated with managing our greenhouse gas emissions. Colleagues shared insights with renowned sustainable development specialist Jonathan Porritt of *Forum for the Future*. Conference participants were invited to attend a private screening of Al Gore's documentary *An Inconvenient Truth*. To raise climate change awareness amongst other colleagues, Swire Pacific gave away 3,000 tickets to staff to see the film.

Energy

Improving energy efficiency in our operations helps us both to reduce greenhouse gases and to save money. Swire Properties in particular has long been a leader in promoting energy efficiency in its buildings and operations, gaining a number of accolades for its buildings at the Hong Kong Energy Efficiency Award ceremony (organised by the Hong Kong SAR Government Electrical and Mechanical Services Department). These included a Gold Award for Oxford House, a Bronze Award for Festival Walk and Merit Awards for Cityplaza One, Three, Four and the Shopping Mall.

Festival Walk also achieved the Platinum Standard in the Hong Kong Building Environmental Assessment Method (HK-BEAM), the thirteenth Swire Properties facility to achieve the highest rating in the HK-BEAM.

Our energy saving initiatives included substantial lighting improvements at Festival Walk where fluorescent fittings were changed to T5 lamp tubes and electronic ballasts. The investment amounted to HK$3.7 million and the saving in energy is worth HK$590,000 a year. Total initiatives at Swire Properties locations amounted to HK$5.9 million with expected annual savings of HK$1.1 million.

Achieving fuel efficiency at Cathay Pacific is a high priority given the pressure on fuel price and the fact that aircraft emissions are being seen as significant contributors to greenhouse gas emissions. Although the global airline industry is only responsible for two per cent of man-made carbon dioxide emissions at present, this is set to rise in the future and we will not shirk our responsibilities. As well as internal efficiency drives Cathay Pacific works closely with industry partners to reduce fuel wastage arising from inefficient air traffic management. In 2006 Cathay Pacific worked with the industry association, IATA, and the Chinese government to improve flight routes. In particular, this resulted in the approval of a new route in China used by traffic to and from Europe. In the first three months alone, this saved 120 hours of flight time, equating to 1,200 tonnes of fuel and more than 3,500 tonnes of carbon dioxide.

Moving forward, one focus will be to identify opportunities for the use of renewable energy. Cathay Pacific has already successfully installed a solar panel to heat water for the food court at Cathay City and in 2006 it commenced installation of an experimental wind turbine on the site, which should be operational in 2007. Working with our power providers, connection will be made to the electricity grid. If successful, this pilot project will enable us to consider wind power generation as part of future building developments.

Waste Management

Swire Pacific's waste management taskforce has continued to work hard to reduce the amount and impact of waste emanating from our operations. Working together and sharing valuable experiences from across divisions, we are developing projects that not only help to reduce, reuse and recycle waste but to deal with the challenges of waste and water management in creative and effective ways.

Swire Pacific has produced a 12 minute DVD designed for use in schools. It worked with Swire Coca-Cola HK, Swire Properties and Swire SITA in telling the story of how waste generated from our business operations is managed. In particular it shows how waste water can be recycled into a reusable clean resource.

The Swire Properties Digital Project, implemented for the design of One Island East and a hotel under construction in Cityplaza, is a state-of-the-art three dimensional model that can produce coordinated drawings eliminating potential mistakes which occur in traditional two-dimensional designs. Such mistakes often require retroactive correction and cause unnecessary waste and delays. The model also helps us to produce more accurate estimates of materials needed, effectively allowing us to reduce waste through design.

In 2006 Swire Beverages launched a pilot project in partnership with the government to recycle PET (plastic) bottles. The new system allows customers to put an empty bottle into a specially designed reverse-vending machine and receive credits on their Octopus debit card. The first experimental machine was installed in a secondary school in April. This machine will be introduced to more users from February 2007.

We are well aware of the need to use water in a sustainable way and to ensure that the quality of potable water is maintained. Swire Coca-Cola has been a leader in Hong Kong by putting in place a comprehensive water conservation system, minimising use, treating discharged water and leading to zero wastage.

At Cathay Pacific our flight attendants have been keen supporters of our drive to improve environmental performance and following successful trials, were the key to the rolling out of an in-flight waste recovery initiative in March 2006. We estimate that due to the hard work and initiatives of flight attendants as well as co-operation from Cathay Pacific Catering Services, we are now recovering about 64% of plastic bottles and 27% of cans from Hong Kong inbound flights.

Conservation and Biodiversity

Our commitment to the environment extends beyond our direct impacts and as a responsible business we must protect and conserve nature, eco-systems and wildlife.

At Swire Properties' Brickell Key development in Miami, Florida, we have continued our work on species conservation which includes the maintenance of an on-island native species nursery and related educational initiatives. We contribute to conservation efforts for the manatee, or sea cow, a local endangered species.

2006 saw the completion of a three year tree planting programme during which Cathay Pacific worked in partnership with Friends of the Earth and the Hong Kong SAR Government's Agriculture, Fisheries and Conservation Department. Funding allowed for an additional 10,000 trees to be planted around Hong Kong.

In 2005 the Asian Waterbird Conservation Fund was established with a donation of $500,000 from Cathay Pacific. The Fund, administered by WWF Hong Kong, provides financial support for projects that promote the conservation of migratory waterbirds and the sustainable use of their wetland habitats. In the first round of Conservation Fund applications in 2006, grants were awarded to projects that included a public awareness campaign in Southern Thailand, community based waterbird conservation projects in Bangladesh and conservation and public education activities in Mongolia.

Looking forward

We have set the following CSR objectives for 2007:

- To maintain ongoing stakeholder engagement and dialogue
- To conduct a benchmark analysis to determine what 'best in class' means for the business sectors in which Swire companies operate
- To strengthen our commitment to dealing with the challenges of climate change as outlined above
- To commence an initiative on water management, following the lead of Swire Beverages
- To strengthen our supply chain and procurement initiatives
- To enhance initiatives on work-life balance and ethnic diversity

Financial Contents

Independent Auditor's Report

To the shareholders of Swire Pacific Limited
(incorporated in Hong Kong with limited liability)

We have audited the accounts of Swire Pacific Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 83 to 150, which comprise the consolidated and Company balance sheets as at 31st December 2006, and the consolidated profit and loss account, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the accounts

The Directors of the Company are responsible for the preparation and the true and fair presentation of these accounts in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these accounts based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the accounts. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the accounts, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the accounts.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2006 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 8th March 2007

Consolidated Profit and Loss Account

For the year ended 31st December 2006

	Note	2006 HK$M	2005 HK$M
Turnover	4	**19,111**	18,937
Cost of sales		**(10,685)**	(10,755)
Gross profit		**8,426**	8,182
Other income	5	**1,698**	3,264
Distribution costs		**(2,318)**	(2,250)
Administrative expenses		**(1,133)**	(1,019)
Other operating expenses		**(205)**	(222)
Change in fair value of investment properties		**17,045**	11,887
Operating profit		**23,513**	19,842
Finance charges		**(617)**	(645)
Finance income		**113**	63
Net finance charges	9	**(504)**	(582)
Share of profits less losses of jointly controlled companies		**694**	756
Share of profits less losses of associated companies		**2,646**	2,306
Profit before taxation		**26,349**	22,322
Taxation	10	**3,582**	2,688
Profit for the year		**22,767**	19,634
Attributable to:			
The Company's shareholders	11	**22,566**	18,757
Minority interests		**201**	877
		22,767	19,634
Dividends			
Interim – paid		**965**	919
Final – proposed		**3,368**	2,235
	12	**4,333**	3,154
		HK$	HK$
Earnings per share for profit attributable to the Company's shareholders (basic and diluted)	13		
'A' shares		**14.74**	12.25
'B' shares		**2.95**	2.45

The notes on pages 88 to 130 and the principal accounting policies on pages 131 to 140 form part of these accounts.

Consolidated Balance Sheet

At 31st December 2006

	Note	2006 HK$M	2005 HK$M
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	14	**8,869**	6,975
Investment properties	15	**104,368**	86,606
Leasehold land and land use rights	16	**1,084**	822
Intangible assets	17	**834**	44
Jointly controlled companies	19	**5,195**	3,869
Associated companies	20	**20,922**	19,281
Available-for-sale investments	21	**168**	470
Long-term receivables		**10**	12
Derivative financial instruments	22	**26**	31
Deferred expenditure		**46**	58
Deferred tax assets	31	**159**	192
Retirement benefit assets	32	**187**	201
		141,868	118,561
Current assets			
Properties for sale	23	**1,218**	529
Stocks and work in progress	24	**1,394**	1,334
Trade and other receivables	25	**2,545**	2,325
Derivative financial instruments	22	**5**	18
Short-term deposits and bank balances	26	**1,774**	1,891
		6,936	6,097
Current liabilities			
Trade and other payables	27	**5,166**	4,549
Provisions	28	**45**	35
Taxation		**177**	454
Derivative financial instruments	22	**10**	70
Bank overdrafts and short-term loans – unsecured	30	**803**	889
Long-term loans and bonds due within one year	30	**684**	500
		6,885	6,497
Net current assets/(liabilities)		**51**	(400)
Total assets less current liabilities		**141,919**	118,161
Non-current liabilities			
Perpetual capital securities	29	**2,330**	4,633
Long-term loans and bonds	30	**9,940**	1,426
Derivative financial instruments	22	**89**	26
Deferred tax liabilities	31	**14,268**	11,127
Deferred income		**36**	32
Retirement benefit liabilities	32	**165**	145
		26,828	17,389
NET ASSETS		**115,091**	100,772
EQUITY			
Share capital	33	**919**	919
Reserves	34	**113,562**	93,924
Equity attributable to the Company's shareholders		**114,481**	94,843
Minority interests	35	**610**	5,929
TOTAL EQUITY		**115,091**	100,772

Christopher D Pratt
Clement K M Kwok
Directors
Hong Kong, 8th March 2007

The notes on pages 88 to 130 and the principal accounting policies on pages 131 to 140 form part of these accounts.

Company Balance Sheet

At 31st December 2006

	Note	2006 HK$M	2005 HK$M
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	14	**1**	2
Investment properties	15	**374**	514
Subsidiary companies	18	**16,198**	14,379
Jointly controlled companies	19	**253**	470
Associated companies	20	**1,850**	1,901
Available-for-sale investments	21	**29**	61
Long-term receivables		**1**	1
Retirement benefit assets	32	**98**	95
		18,804	17,423
Current assets			
Trade and other receivables	25	**139**	129
Bank balances	26	**4**	4
		143	133
Current liabilities			
Trade and other payables	27	**1,745**	1,176
Taxation		**2**	1
		1,747	1,177
Net current liabilities		**(1,604)**	(1,044)
Total assets less current liabilities		**17,200**	16,379
Non-current liabilities			
Deferred tax liabilities	31	**64**	75
NET ASSETS		**17,136**	16,304
EQUITY ATTRIBUTABLE TO THE COMPANY'S SHAREHOLDERS			
Share capital	33	**919**	919
Reserves	34	**16,217**	15,385
TOTAL EQUITY		**17,136**	16,304

Christopher D Pratt
Clement K M Kwok
Directors
Hong Kong, 8th March 2007

The notes on pages 88 to 130 and the principal accounting policies on pages 131 to 140 form part of these accounts.

Consolidated Cash Flow Statement

For the year ended 31st December 2006

	Note	2006 HK$M	2005 HK$M
Operating activities			
Cash generated from operations	40(a)	**5,748**	5,158
Payment of Taikoo Shing land premium		**–**	(1,531)
Interest paid		**(826)**	(529)
Interest received		**114**	63
Profits tax paid		**(660)**	(319)
		4,376	2,842
Dividends received from jointly controlled and associated companies		**2,448**	2,152
Net cash from operating activities		**6,824**	4,994
Investing activities			
Purchase of property, plant and equipment	40(b)	**(1,671)**	(1,324)
Additions of investment properties		**(1,834)**	(489)
Additions of leasehold land and land use rights		**–**	(2)
Proceeds from disposals of property, plant and equipment		**173**	23
Proceeds from disposals of available-for-sale investments		**399**	–
Purchase of available-for-sale investments		**(18)**	–
Proceeds from investment properties disposals		**377**	508
Purchase of shareholdings in subsidiary companies	40(c)	**(6,759)**	–
Sale of a subsidiary company	40(d)	**–**	34
Purchase of shareholdings in jointly controlled companies		**(567)**	(129)
Loans to jointly controlled companies		**(800)**	(135)
Purchase of shareholdings in associated companies		**(40)**	(225)
Loans to associated companies		**(47)**	(3)
Purchase of intangible assets		**(9)**	(31)
Sale of shareholdings in jointly controlled companies		**–**	186
Repayment of loans from jointly controlled companies		**133**	505
Sale of shareholdings in associated companies		**677**	2,897
Repayment of loans from associated companies		**81**	12
Deferred expenditure incurred		**(83)**	(128)
Net cash (used in)/generated from investing activities		**(9,988)**	1,699
Net cash (outflow)/inflow before financing		**(3,164)**	6,693
Financing activities			
Loans drawn and refinancing		**10,311**	290
Repayment of loans and bonds		**(1,325)**	(2,587)
Repayment of perpetual capital securities		**(2,336)**	–
	40(e)	**6,650**	(2,297)
Capital contribution movement of minority interests	40(e)	**(2)**	(314)
Security deposits placed		**(424)**	–
Security deposits uplifted		**43**	–
Dividends paid to shareholders		**(3,200)**	(3,093)
Dividends paid to minority interests	40(e)	**(107)**	(593)
Net cash generated from/(used in) financing activities		**2,960**	(6,297)
(Decrease)/Increase in cash and cash equivalents		**(204)**	396
Cash and cash equivalents at 1st January		**1,877**	1,486
Currency adjustment		**9**	(5)
Cash and cash equivalents at 31st December		**1,682**	1,877
Represented by:			
Bank balances and short-term deposits maturing within three months	26	**1,687**	1,891
Bank overdrafts		**(5)**	(14)
		1,682	1,877

The notes on pages 88 to 130 and the principal accounting policies on pages 131 to 140 form part of these accounts.

Consolidated Statement of Changes in Equity

For the year ended 31st December 2006

	Note	2006 HK$M	2005 HK$M
At 1st January		**100,772**	84,519
Changes in cash flow hedges			
– recognised during the year		**(364)**	572
– deferred tax recognised		**48**	(83)
Net fair value gains on available-for-sale investments recognised during the year		**429**	67
Change of interest in associated companies		**140**	-
Exchange differences		**159**	20
Others		**34**	–
Net income recognised directly in equity		**446**	576
Profit for the year		**22,767**	19,634
Total recognised income for the year		**23,213**	20,210
Changes in cash flow hedges			
– transferred to profit and loss account		**(37)**	124
– transferred to initial cost of hedged items		**6**	(81)
Gain on available-for-sale investments transferred to profit and loss account		**(138)**	–
Dividends paid			
– to the Company's shareholders		**(3,200)**	(3,093)
– to minority interests		**(107)**	(593)
Acquisition of minority interests in a subsidiary company		**(5,416)**	–
Net capital contribution repaid to minority interests		**(2)**	(314)
At 31st December		**115,091**	100,772
Total recognised income for the year attributable to			
– the Company's shareholders		**23,002**	19,314
– minority interests		**211**	896
		23,213	20,210

The notes on pages 88 to 130 and the principal accounting policies on pages 131 to 140 form part of these accounts.

Notes to the Accounts

1. Change in accounting standards

(a) The following new standards, amendments to standards and interpretations of Hong Kong Financial Reporting Standards ("HKFRS") are effective for the year ended 31st December 2006.

HKAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 21 (Amendment)	Net Investment in a Foreign Operation
HKAS 39 (Amendment)	Cashflow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 (Amendment)	The Fair Value Options
HKAS 39 and HKFRS 4 (Amendment)	Financial Guarantee Contracts
HKFRS 1 (Amendment)	First-time Adoption of HKFRSs
HK(IFRIC) 4 (Amendment)	Determining whether an Arrangement contains a Lease

The adoption of such standards or interpretations does not result in substantial changes to the group's accounting policies and has no significant effect on the results reported for the year.

(b) No early adoption has taken place of the following new standards or interpretations that have been issued but are not yet effective. The adoption of such standards or interpretations will not result in substantial changes to the group's accounting policies.

HKAS 1 (Amendment)	Presentation of Financial Statements: Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29, Financial Reporting in Hyperinflactionary Economies
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment

2. Financial risk management

Structure and Policy

Swire Pacific's Head Office Treasury sets financial risk management policies in accordance with policies and procedures approved by its Board. It also manages the majority of the group's funding needs and currency, interest rate, credit and event risk exposures. Within the same policy framework, operating subsidiaries manage currency, interest rate and commodity exposures that are specific to particular transactions within their businesses. It is the policy of the Swire Pacific group not to enter into derivative transactions for speculative purposes.

The group's listed associated companies, Cathay Pacific and HAECO, arrange their financial and treasury affairs on a stand-alone basis, in a manner consistent with the overall policies of the group.

Non-listed associated and jointly controlled companies also arrange their financial and treasury affairs on a stand-alone basis. Swire Pacific provides financial support by way of guarantees in cases where significant cost savings are available and risks are acceptable.

Interest Rate Exposure

The level of fixed rate debt for the group is decided after taking into consideration the potential impact of higher interest rates on profit, interest cover and the cash flow cycles of the group's businesses and investments.

In addition to raising funds on a fixed rate basis, the group uses interest rate swaps in the management of its long-term interest rate exposure. It also uses forward rate agreements to manage its exposure to short-term interest rate volatility.

Occasionally, the group also enters into fixed-to-floating interest-rate swaps to hedge the fair value interest-rate risk arising where it has borrowed at fixed rates.

As the group has no significant interest-bearing assets, its income and operating cash flows are substantially independent of changes in market interest rates.

Currency Exposure

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities, and net investments in foreign operations.

Exposure to movements in exchange rates on individual transactions is minimised using forward foreign exchange contracts where active markets for the relevant currencies exist. All significant foreign currency borrowings with a fixed maturity date are covered by appropriate currency hedges.

The group's risk management policy is to hedge 100% of all highly probable transactions in each major currency, provided that the cost of the foreign exchange forward or derivative contract is not prohibitively expensive in comparison to the underlying exposure.

Translation exposure arising on consolidation of the group's overseas net assets is reduced, where practicable, by matching assets with borrowings in the same currency. Substantial proportions of the revenues, costs, assets and liabilities of the group are denominated in Hong Kong dollars.

The long-term financial obligations of Cathay Pacific have been arranged primarily in currencies in which it has substantial positive operational cash flows, thus establishing a natural currency hedge. The policy adopted requires that anticipated surplus foreign currency earnings should be at least sufficient to meet the foreign currency interest and principal repayment commitments in any year.

Equity Price Risk

The group is exposed to equity securities price risk in regard to investments held as available-for-sale investments.

Commodity Exposure

Group companies that have underlying exposures to commodity risk use derivatives including swaps, forwards and options in the management of these exposures.

Credit Exposure

The group has no significant concentrations of credit risk. It has policies in place to ensure that wholesale sales of products are made to customers with an appropriate credit history. Sales to retail customers are made in cash or via major credit cards.

When depositing surplus funds or entering into derivative contracts, the group controls its exposure to non-performance by counterparties by transacting with investment grade counterparties, setting approved counterparty limits and applying monitoring procedures. The group is not required by its counterparties to provide collateral or any other form of security against any change in the market value of a derivative. There are no specific conditions that would require the termination of derivative contracts should the credit rating of Swire Pacific be downgraded.

Liquidity Risk

The group takes liquidity risk into consideration when deciding its sources of funds and their respective tenors, so as to avoid over reliance on funds from any one source and to prevent substantial refinancing in any one period. The group maintains significant undrawn committed revolving credit facilities to further reduce liquidity risk and allow for flexibility in meeting funding requirements.

Derivatives

It is the group's policy not to enter into derivative transactions for speculative purposes. Derivatives are used solely for management of an underlying risk and the group is not exposed to market risk since gains and losses on the derivatives are offset by losses and gains on the assets, liabilities or transactions being hedged.

Accounting for Derivative Financial Instruments and Hedging Activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair values. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The group designates derivatives as either: (1) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); (2) hedges of highly probable forecast transactions (cash flow hedges); or (3) hedges of net investments in foreign operations.

The group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair value of various derivative instruments used for hedging purposes are disclosed in Note 22. Movements on the cash flow hedge reserve are shown in Note 34.

(a) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the profit and loss account, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

(b) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in the equity. The gain or loss relating to the ineffective portion is recognised immediately in the profit and loss account.

Amounts accumulated in equity are recycled in the profit and loss account in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that it hedges takes place). However, when the forecast transaction that is hedged results in the recognition of non-financial asset (for example inventory) or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the profit and loss account. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the profit and loss account.

(c) Net investment hedge
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the profit and loss account.

Gains and losses accumulated in equity are included in the profit and loss account when the foreign operation is disposed of.

(d) Derivatives that do not qualify for hedge accounting
Certain derivative instruments do not quality for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the profit and loss account.

Fair Value Estimation
The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the group for similar financial instruments.

3. Critical accounting estimates and judgements
Estimates and judgements used in preparing the financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant effect on the carrying amounts of assets and liabilities are discussed below:

(a) Estimates of fair value of investment properties
DTZ Debenham Tie Leung ("DTZ") were engaged to carry out an independent valuation of the group's investment property portfolio as at 31st December 2006. This valuation was carried out in accordance with the Valuation Standards on Properties of the Hong Kong Institute of Surveyors which defines market value as "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties each acted knowledgeably, prudently and without compulsion".

DTZ has derived the valuation of the group's investment property portfolio by capitalising the rental income derived from existing tenancies with due provision for reversionary income potential. The assumptions are based on market conditions existing at the balance sheet date.

Management has reviewed the DTZ valuation and compared it with its own assumptions, with reference to comparable sales transaction data where such information is available, and has concluded that the DTZ valuation of the group's investment property portfolio is reasonable.

(b) Impairment of assets

The group tests at least annually whether goodwill and other assets that have indefinite useful lives have suffered any impairment. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its recoverable amount. The recoverable amount of an asset or a cash-generating unit has been determined based on value-in-use calculations. These calculations require the use of estimates.

(c) Income taxes

The group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognises liabilities for potential tax exposures based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

4. Turnover

The Company is a limited liability company incorporated in Hong Kong and listed on The Stock Exchange of Hong Kong Limited. The principal activity of the Company is investment holding. The principal activities of its major subsidiary, jointly controlled and associated companies are shown on pages 141 to 150.

Turnover represents sales by the Company and its subsidiary companies to outside customers and comprises revenue from:

	Group	
	2006 HK$M	2005 HK$M
Gross rental income from investment properties	**4,779**	4,292
Charter hire income	**1,997**	1,492
Sales of development properties	**554**	1,339
Sales of investment properties	**377**	509
Rendering of services	**109**	91
Sales of goods	**11,295**	11,214
	19,111	18,937

5. Other income

	Group	
	2006 HK$M	2005 HK$M
Other income includes the following:		
Fair value gains/(losses) on derivative instruments		
– forward contracts: fair value hedges	**15**	58
– forward contracts: transactions not qualifying as hedges	**(1)**	(16)
Valuation gains on investment properties from		
– transfer of interest element of land premium to finance cost (note 9)	**–**	158
– write-back of provision for land premium	**–**	692
Profit on sale of a subsidiary company	**–**	21
Profit on shareholding realignment of associated companies	**1,334**	–
Profit on sale of shares in associated companies	**5**	2,270
Profit on sale of available-for-sale investments	**201**	–
Profit on sale of property, plant and equipment	**78**	4
Exchange differences	**(13)**	9

6. Expenses by nature

Expenses included in cost of sales, distribution costs, administrative and other operating expenses are analysed as follows:

	Group	
	2006 HK$M	2005 HK$M
Cost of stocks sold	**7,711**	8,056
Carrying value of investment properties sold	**379**	416
Depreciation of property, plant and equipment	**562**	515
Staff costs	**2,564**	2,259
Direct operating expenses of investment properties that		
– generate rental income	**916**	843
– did not generate rental income	**77**	129
Operating lease rentals		
– properties	**189**	198
– other equipment	**37**	28
Amortisation of leasehold land and land use rights	**1**	2
Amortisation of intangible assets	**12**	10
Amortisation of deferred expenditure	**23**	21
Impairment losses on property, plant and equipment	**–**	8
Write-down of stocks and work in progress	**47**	44
Auditor's remuneration		
– audit services	**11**	11
– tax services	**8**	18
– others	**2**	1

7. Segment information

(a) Primary reporting format - business segments by division:

	The Company and its subsidiaries			Jointly controlled companies	Associated companies	Group		
	Turnover HK$M	Operating profit HK$M	Net finance charges HK$M	Share of profits less losses HK$M	Share of profits less losses HK$M	Profit before taxation HK$M	Profit for the year HK$M	Profit attributable to shareholders HK$M
Year ended 31st December 2006								
Property								
Property investment	4,872	3,450	(750)	33	13	2,746	2,476	2,408
Property trading	554	190	25	(76)		139	68	67
Sales of investment properties	180					–	30	30
Hotels	27	2		9	115	126	126	126
Sale of available-for-sale investments		155				155	155	155
Valuation gains on investment properties		16,990		56	117	17,163	14,067	14,065
Write-back of provision for trading properties				132		132	132	132
	5,633	**20,787**	**(725)**	**154**	**245**	**20,461**	**17,054**	**16,983**
Aviation								
Airline services								
Cathay Pacific group					1,681	1,681	1,681	1,681
Hong Kong Dragon Airlines					19	19	19	19
Aircraft engineering					379	379	379	379
Cargo handling					288	288	288	192
Profit on share realignment		1,334				1,334	1,334	1,334
	–	**1,334**	**–**	**–**	**2,367**	**3,701**	**3,701**	**3,605**
Beverages								
Hong Kong	1,536	156	(2)			154	139	126
Taiwan	988	56	(3)	1		54	41	34
USA	3,025	308	(7)			301	239	239
Mainland China	201	(75)		199		124	123	109
Central costs		(28)				(28)	(28)	(28)
	5,750	**417**	**(12)**	**200**	**–**	**605**	**514**	**480**
Marine Services								
Ship repair, land engineering and harbour towage				51		51	51	51
Container handling				82		82	82	82
Ship owning and operating	1,997	740	(35)	35		740	701	701
	1,997	**740**	**(35)**	**168**	**–**	**873**	**834**	**834**
Trading & Industrial								
Car distribution	3,845	183	(2)			181	135	135
Shoe and apparel distribution	1,303	88	(1)		34	121	108	108
Waste services				82		82	82	82
Beverage can supply				26		26	26	26
Paint supply				64		64	64	64
Other activities	475	5	2			7	7	7
Valuation gains on investment properties		27				27	22	22
	5,623	**303**	**(1)**	**172**	**34**	**508**	**444**	**444**
Head Office								
Income/expenses	152	(96)	269			173	174	174
Sale of investment properties	197					–	23	23
Valuation gains on investment properties		28				28	23	23
	349	**(68)**	**269**	**–**	**–**	**201**	**220**	**220**
Inter-segment elimination	**(241)**							
Total	**19,111**	**23,513**	**(504)**	**694**	**2,646**	**26,349**	**22,767**	**22,566**

7. Segment information (continued)

(a) Primary reporting format - business segments by division (continued):

	The Company and its subsidiaries			Jointly controlled companies	Associated companies	Group		
	Turnover HK$M	Operating profit HK$M	Net finance charges HK$M	Share of profits less losses HK$M	Share of profits less losses HK$M	Profit before taxation HK$M	Profit for the year HK$M	Profit attributable to shareholders HK$M
Year ended 31st December 2005								
Property								
Property investment	4,382	3,064	(518)	29	13	2,588	2,322	1,989
Property trading	1,339	514		(46)		468	319	262
Interest on land premium			(158)			(158)	(130)	(130)
Sales of investment properties	509	93				93	154	154
Hotels				9	95	104	104	104
Valuation gains on investment properties from								
– change in fair value		11,881		95	19	11,995	9,953	9,604
– transfer to finance cost		158				158	130	130
– write-back of provision for land premium		692		–		692	571	571
	6,230	**16,402**	**(676)**	**87**	**127**	**15,940**	**13,423**	**12,684**
Aviation								
Airline services								
Cathay Pacific group					1,418	1,418	1,418	1,418
Hong Kong Dragon Airlines					43	43	43	43
Aircraft engineering					279	279	279	279
Cargo handling					283	283	283	188
	–	**–**	**–**	**–**	**2,023**	**2,023**	**2,023**	**1,928**
Beverages								
Hong Kong	1,358	152				152	135	121
Taiwan	1,046	92	(3)	1		90	63	52
USA	2,783	262	(12)			250	203	203
Mainland China		(68)		213		145	145	127
Central costs		(30)				(30)	(29)	(29)
	5,187	**408**	**(15)**	**214**	**–**	**607**	**517**	**474**
Marine Services								
Ship repair, land engineering and harbour towage				30		30	30	30
Container handling				112	156	268	268	268
Ship owning and operating	1,492	413	(24)	86		475	467	467
Sale of an associated company		2,270				2,270	2,270	2,270
	1,492	**2,683**	**(24)**	**228**	**156**	**3,043**	**3,035**	**3,035**
Trading & Industrial								
Car distribution	4,156	245				245	182	182
Shoe and apparel distribution	1,574	137	(3)	2		136	106	106
Waste services				83		83	83	83
Beverage can supply				67		67	67	67
Paint supply				75		75	75	75
Other activities	347		1			1	1	1
Valuation gains on investment properties		6				6	6	6
	6,077	**388**	**(2)**	**227**	**–**	**613**	**520**	**520**
Head Office	**153**	**(39)**	**135**	**–**	**–**	**96**	**116**	**116**
Inter-segment elimination	**(202)**							
Total	**18,937**	**19,842**	**(582)**	**756**	**2,306**	**22,322**	**19,634**	**18,757**

7. Segment information (continued)

(a) Primary reporting format - business segments by division (continued):

Analysis of Turnover

	Turnover					
	2006			2005		
	External HK$M	**Inter-segment HK$M**	**Total HK$M**	External HK$M	Inter-segment HK$M	Total HK$M
Property						
Property investment	**4,834**	**38**	**4,872**	4,349	33	4,382
Property trading	**554**	**–**	**554**	1,339	–	1,339
Sales of investment properties	**180**	**–**	**180**	509	–	509
Hotels	**27**	**–**	**27**	–	–	–
Beverages	**5,750**	**–**	**5,750**	5,187	–	5,187
Marine Services	**1,997**	**–**	**1,997**	1,492	–	1,492
Trading & Industrial	**5,554**	**69**	**5,623**	6,036	41	6,077
Head Office	**215**	**134**	**349**	25	128	153
Inter-segment elimination	**–**	**(241)**	**(241)**	–	(202)	(202)
Segment revenue to external customers	**19,111**	**–**	**19,111**	18,937	–	18,937

Sales between business segments are accounted for at competitive market prices charged to unaffiliated customers for similar goods and services.

Analysis of total assets and total liabilities of the group

	Property		Aviation		Beverages		Marine Services		Trading & Industrial		Head Office		Group	
	2006 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M	**2006 HK$M**	2005 HK$M	**2006 HK$M**	2005 HK$M	**2006 HK$M**	2005 HK$M	**2006 HK$M**	2005 HK$M	**2006 HK$M**	2005 HK$M
Segment assets	**108,670**	88,788	**–**	–	**3,755**	3,132	**6,026**	4,970	**1,781**	1,812	**469**	614	**120,701**	99,316
Deferred tax assets (note 1)	**60**	119	**–**	–	**59**	56	**–**	–	**24**	17	**16**	–	**159**	192
Jointly controlled companies	**3,048**	1,665	**39**	39	**982**	1,136	**523**	461	**603**	568	**–**	–	**5,195**	3,869
Associated companies	**905**	862	**19,902**	18,392	**–**	–	**30**	27	**85**	–	**–**	–	**20,922**	19,281
Bank deposits & securities (note 1)	**582**	1,072	**–**	–	**401**	66	**161**	279	**107**	245	**576**	338	**1,827**	2,000
Total assets	**113,265**	92,506	**19,941**	18,431	**5,197**	4,390	**6,740**	5,737	**2,600**	2,642	**1,061**	952	**148,804**	124,658
Segment liabilities	**2,328**	2,166	**–**	–	**1,358**	1,135	**517**	381	**746**	806	**562**	369	**5,511**	4,857
Current and deferred tax liabilities (note 1)	**14,103**	11,176	**–**	–	**237**	259	**36**	16	**32**	51	**37**	79	**14,445**	11,581
Borrowings (note 1)	**16,891**	9,525	**–**	–	**795**	407	**1,938**	1,982	**12**	6	**(5,879)**	(4,472)	**13,757**	7,448
Total liabilities	**33,322**	22,867	**–**	–	**2,390**	1,801	**2,491**	2,379	**790**	863	**(5,280)**	(4,024)	**33,713**	23,886
Minority interests	**292**	5,686	**32**	34	**286**	209	**–**	–	**–**	–	**–**	–	**610**	5,929
Equity attributable to the Company's shareholders	**79,651**	63,953	**19,909**	18,397	**2,521**	2,380	**4,249**	3,358	**1,810**	1,779	**6,341**	4,976	**114,481**	94,843
Borrowings comprise:														
External borrowings	**14**	6	**–**	–	**258**	188	**–**	11	**54**	41	**13,431**	7,202	**13,757**	7,448
Inter-segment borrowings (note 2)	**16,877**	9,519	**–**	–	**537**	219	**1,938**	1,971	**(42)**	(35)	**(19,310)**	(11,674)	**–**	–
Total	**16,891**	9,525	**–**	–	**795**	407	**1,938**	1,982	**12**	6	**(5,879)**	(4,472)	**13,757**	7,448

Notes:

(1) Current and deferred taxation, bank deposits & securities and borrowings are allocated on an actual basis.
(2) Exclude equity loans from head office.

7. Segment information (continued)

(a) Primary reporting format - business segments by division (continued):

An analysis of capital expenditure and depreciation/amortisation of the group is as follow:

	Capital expenditure*		Depreciation		Amortisation	
	2006 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M	**2006 HK$M**	2005 HK$M
Property	**2,804**	626	**34**	29	**15**	14
Beverages	**280**	175	**258**	257	**19**	19
Marine Services	**1,322**	1,044	**237**	194	**1**	–
Trading & Industrial	**39**	45	**32**	32	**1**	–
Head Office	**2**	–	**1**	3	**–**	–
	4,447	1,890	**562**	515	**36**	33

* Capital expenditure comprises additions to property, plant and equipment, investment properties, leasehold land and land use rights and intangible assets.

(b) Secondary reporting format – geographical segments

The activities of the Swire Pacific group are mainly based in Hong Kong. Ship owning and operating activities are carried out internationally and cannot be attributed to specific geographical areas.

An analysis of turnover, operating profit, segment assets and capital expenditure of the group by principal markets is outlined below:

	Turnover		Operating profit	
	2006 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M
Hong Kong	**8,102**	7,766	**22,019**	18,373
Asia (excluding Hong Kong)	**5,437**	5,758	**235**	366
North America	**3,548**	3,921	**517**	690
United Kingdom	**27**	–	**2**	–
Ship owning and operating	**1,997**	1,492	**740**	413
	19,111	18,937	**23,513**	19,842

	Segment assets		Capital expenditure	
	2006 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M
Hong Kong	**108,897**	89,448	**2,724**	638
Asia (excluding Hong Kong)	**3,398**	2,800	**277**	119
North America	**2,046**	2,098	**123**	89
United Kingdom	**334**	–	**1**	–
Ship owning and operating	**6,026**	4,970	**1,322**	1,044
	120,701	99,316	**4,447**	1,890

8. Directors' and executive officers' emoluments

The five highest paid individuals in the group in both 2006 and 2005 were directors or executive officers whose total emoluments from the group are shown below.

	Cash			Non cash				
	Salary/fees (note a) HK$'000	Bonus (note b) HK$'000	Allowances and benefits HK$'000	Retirement schemes contributions HK$'000	Bonus paid into retirement schemes HK$'000	Housing benefits HK$'000	Total 2006 HK$'000	Total 2005 HK$'000
Executive directors								
C D Pratt (from 1st February)	4,066	2,458	442	732	830	3,165	11,693	–
P N L Chen							–	–
M Cubbon	2,808	2,674	558	505	863	3,339	10,747	8,504
D Ho	2,036	2,852	741	214	–	1,694	7,537	5,156
K G Kerr	4,993	3,898	251	110	–	2,512	11,764	11,913
J R Slosar (from 12th May)	1,900	1,927	266	505	604	1,156	6,358	–
D M Turnbull (to 31st January)	373	387	42	60	–	756	1,618	10,472
Non-executive directors								
Baroness Dunn							–	–
J W J Hughes-Hallett							–	–
P A Johansen							–	–
Sir Adrian Swire							–	–
Independent non-executive directors								
V H C Cheng	200						200	128
D G Eldon	–						–	72
C K M Kwok	400						400	400
C Lee	400						400	400
M C C Sze	200						200	200
M M T Yang	200						200	200
Total 2006	**17,576**	**14,196**	**2,300**	**2,126**	**2,297**	**12,622**	**51,117**	**37,445**
Total 2005	14,120	9,800	1,426	1,706	1,377	9,016	–	37,445

	Cash			Non cash				
	Salary (note a) HK$'000	Bonus (note b) HK$'000	Allowances and benefits HK$'000	Retirement schemes contributions HK$'000	Bonus paid into retirement schemes HK$'000	Housing benefits HK$'000	Total 2006 HK$'000	Total 2005 HK$'000
Executive officers								
C D Pratt (to 31st January)	208	203	–	37	68	240	756	7,792
J R Slosar (to 11th May)	1,064	927	149	283	338	647	3,408	8,087
G L Cundle (from 1st June)	454	374	30	82	220	638	1,798	–
Total 2006	**1,726**	**1,504**	**179**	**402**	**626**	**1,525**	**5,962**	**15,879**
Total 2005	5,100	3,422	801	1,231	1,263	4,062	–	15,879

Notes:

(a) Independent non-executive directors receive fees as members of the Board and its committees as discussed on page 71. Executive directors receive salary.
(b) Bonuses for executive directors and executive officers are not yet approved for 2006 and consequently the amounts disclosed above are accrued amounts.

9. Net finance charges

	Group			
	2006		2005	
	HK$M	HK$M	HK$M	HK$M
Interest charged on:				
Bank loans and overdrafts		**121**		72
Other loans and bonds:				
Wholly repayable within five years	**82**		47	
Not wholly repayable within five years	**589**		447	
		671		494
Land premium (note 5)		**-**		158
Other borrowing costs		**22**		19
Fair value (gains)/losses on financial instruments:				
Interest rate swap: cash flow hedges, transfer from equity	**(8)**		–	
Interest rate swap: fair value hedges	**12**		5	
Interest rate swap: not qualifying as hedges	**-**		(42)	
		4		(37)
Deferred into properties under development for sale		**(1)**		(16)
Capitalised on:				
Investment properties	**(87)**		(1)	
Properties	**(46)**		(17)	
Vessels	**(61)**		(27)	
Jointly controlled companies	**(6)**		–	
		(200)		(45)
		617		645
Interest income on:				
Short-term deposits and bank balances	**(32)**		(16)	
Other loans	**(81)**		(47)	
		(113)		(63)
		504		582

The capitalisation rate applied to funds borrowed generally and used for the development of investment properties and properties for sale is between 3.86% and 6.89% per annum (2005: 0.58% and 6.08% per annum).

10. Taxation

(a) Taxation charge for the Company and its subsidiary companies

	Group			
	2006		2005	
	HK$M	HK$M	HK$M	HK$M
Current taxation:				
Hong Kong profits tax	**195**		199	
Overseas taxation	**197**		402	
Over-provision in respect of previous years	**(6)**		(18)	
		386		583
Deferred taxation:				
Change in fair value of investment properties	**2,985**		2,092	
Origination and reversal of temporary differences	**211**		13	
		3,196		2,105
		3,582		2,688

Hong Kong profits tax is calculated at 17.5% (2005: 17.5%) on the estimated assessable profits for the year. Overseas tax is calculated at tax rates applicable in countries in which the group is assessable for tax.

The tax charge on the group's profit before taxation differs from the theoretical amount that would arise using the Hong Kong profits tax rate of the Company as follows:

	Group	
	2006 HK$M	2005 HK$M
Profit before taxation	**26,349**	22,322
Calculated at a tax rate of 17.5% (2005: 17.5%)	**4,611**	3,906
Share of profits less losses of jointly controlled and associated companies	**(585)**	(536)
Effect of different tax rates in other countries	**(46)**	48
Income not subject to tax	**(334)**	(514)
Expenses not deductible for tax purposes	**29**	12
Unused tax losses not recognised	**8**	10
Temporary differences not recognised	**(38)**	(11)
Utilisation of previously unrecognised tax losses	**(93)**	(64)
Recognition of previously unrecognised tax losses	**–**	(70)
Over-provisions in prior years	**(6)**	(18)
Others	**36**	(75)
Tax charge	**3,582**	2,688

(b) Share of jointly controlled and associated companies' taxation of HK$309 million (2005: HK$136 million) and HK$517 million (2005: HK$393 million) respectively are included in the share of profits less losses of jointly controlled and associated companies.

11. Profit attributable to the Company's shareholders

Of the profit attributable to the Company's shareholders, HK$4,065 million (2005: HK$6,347 million) is dealt with in the accounts of the Company.

12. Dividends

	Company	
	2006 HK$M	2005 HK$M
Interim dividend paid on 4th October 2006 of HK¢63.0 per 'A' share and HK¢12.6 per 'B' share (2005: HK¢60.0 and HK¢12.0)	**965**	919
Final proposed dividend of HK¢220.0 per 'A' share and HK¢44.0 per 'B' share (2005: HK¢146.0 and HK¢29.2)	**3,368**	2,235
	4,333	3,154

The final proposed dividend is not accounted for until it has been approved at the Annual General Meeting. The amount will be accounted for as an appropriation of the revenue reserve in the year ending 31st December 2007.

13. Earnings per share (basic and diluted)

Earnings per share are calculated by dividing the profit attributable to the Company's shareholders of HK$22,566 million (2005: HK$18,757 million) by the weighted average number of 930,375,385 'A' shares and 3,003,486,271 'B' shares in issue during the year and 2005.

14. Property, plant and equipment

	Group				Company
	Property HK$M	**Plant and machinery HK$M**	**Vessels HK$M**	**Total HK$M**	**Plant and machinery HK$M**
Cost:					
At 31st December 2005	2,221	3,984	5,982	12,187	30
Translation differences	24	16	17	57	–
Change in group	321	307	–	628	–
Additions	219	243	1,316	1,778	–
Disposals	(102)	(211)	(172)	(485)	(5)
Transfer from investment properties	15	–	–	15	–
Amortisation from leasehold land and land use rights capitalised	10	–	–	10	
Transfer from deferred expenditure	72	–	–	72	–
At 31st December 2006	2,780	4,339	7,143	14,262	25
Accumulated depreciation and impairment:					
At 31st December 2005	587	3,007	1,618	5,212	28
Translation differences	3	9	4	16	–
Charge for the year	49	284	229	562	1
Disposals	(36)	(197)	(157)	(390)	(5)
Transfer to investment properties	(7)	–	–	(7)	–
At 31st December 2006	596	3,103	1,694	5,393	24
Net book value:					
At 31st December 2006	2,184	1,236	5,449	8,869	1

14. Property, plant and equipment (continued)

	Group				Company
	Property HK$M	Plant and machinery HK$M	Vessels HK$M	Total HK$M	Plant and machinery HK$M
Cost:					
At 31st December 2004	2,168	3,991	5,036	11,195	30
Translation differences	(27)	(36)	(14)	(77)	–
Change in group	(47)	(27)	–	(74)	–
Additions	89	235	1,027	1,351	–
Disposals	–	(125)	(67)	(192)	–
Transfer from investment properties	30	–	–	30	–
Amortisation from leasehold land and land use rights capitalised	8	–	–	8	
Transfer to stocks	–	(54)	–	(54)	–
At 31st December 2005	2,221	3,984	5,982	12,187	30
Accumulated depreciation and impairment:					
At 31st December 2004	547	2,927	1,496	4,970	26
Translation differences	(5)	(27)	(4)	(36)	–
Change in group	(11)	(15)	–	(26)	–
Charge for the year	48	280	187	515	2
Disposals	–	(112)	(61)	(173)	–
Impairment charge	8	–	–	8	–
Transfer to stocks	–	(46)	–	(46)	–
At 31st December 2005	587	3,007	1,618	5,212	28
Net book value:					
At 31st December 2005	1,634	977	4,364	6,975	2

At 31st December 2006 and 2005, none of the property, plant and equipment were pledged as security for the group's long-term loans.

15. Investment properties

	Group			Company
	Completed HK$M	Under redevelopment HK$M	Total HK$M	Completed HK$M
At 31st December 2005	81,264	5,342	86,606	514
Additions	409	1,512	1,921	2
Disposals	(379)	–	(379)	(197)
Transfer to property, plant and equipment	(22)	–	(22)	–
Transfer (to)/from leasehold land	(218)	12	(206)	–
Transfer to property for sale	–	(597)	(597)	–
Fair value gains	15,808	1,237	17,045	55
At 31st December 2006	96,862	7,506	104,368	374
At 31st December 2004	72,003	2,902	74,905	508
Additions	314	192	506	–
Disposals	(424)	–	(424)	–
Transfer upon completion	11	(11)	–	–
Transfer to property, plant and equipment	(30)	–	(30)	–
Transfer to leasehold land	(71)	(167)	(238)	–
Fair value gains	9,461	2,426	11,887	6
At 31st December 2005	81,264	5,342	86,606	514

(a) Investment properties, whether completed or in the course of redevelopment, were valued on the basis of open market value at 31st December 2006 by DTZ Debenham Tie Leung, independent professional valuers. This valuation has been incorporated in the accounts as stated in principal accounting policy number 6.

(b) At 31st December 2006 and 2005, none of the investment properties were pledged as security for the group's long-term loans.

(c) The group's interests in investment properties are held in Hong Kong and the lease terms are as follows:

	Group		Company	
	2006 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M
On medium-term lease (10 to 50 years)	**26,120**	22,910	**141**	114
On long-term lease (over 50 years)	**78,248**	63,696	**233**	400
	104,368	86,606	**374**	514

(d) At 31st December 2006, the group had unprovided contractual obligations for future repairs and maintenance of HK$148 million (2005: HK$115 million).

16. Leasehold land and land use rights

The group's interests in leasehold land and land use rights represent prepaid operating lease payments and their net book value are analysed as follows:

	Group	
	2006 HK$M	2005 HK$M
At 1st January	**822**	585
Translation differences	**15**	7
Change in group	**52**	–
Additions	**–**	2
Transfer from investment properties	**206**	238
Amortisation		
– Charge for the year	**(1)**	(2)
– Amount capitalised under property, plant and equipment	**(10)**	(8)
At 31st December	**1,084**	822
Held in Hong Kong:		
On medium-term lease (10 to 50 years)	**129**	102
On long-term lease (over 50 years)	**492**	316
Held outside Hong Kong:		
On medium-term lease (10 to 50 years)	**463**	404
	1,084	822

At 31st December 2006 and 2005, none of the leasehold land and land use rights was pledged as security for the group's long-term loans.

17. Intangible assets

	Group		
	Goodwill HK$M	**Computer Software HK$M**	**Total HK$M**
Cost:			
At 31st December 2005	18	41	59
Change in group	50	4	54
Additions	739	9	748
At 31st December 2006	807	54	861
Accumulated amortisation and impairment:			
At 31st December 2005	–	15	15
Amortisation for the year	–	12	12
At 31st December 2006	–	27	27
Net book value:			
At 31st December 2006	807	27	834

17. Intangible assets (continued)

	Group		
	Goodwill HK$M	Computer Software HK$M	Total HK$M
Cost:			
At 31st December 2004	–	28	28
Additions	18	13	31
At 31st December 2005	18	41	59
Accumulated amortisation and impairment:			
At 31st December 2004	–	5	5
Amortisation for the year	–	10	10
At 31st December 2005	–	15	15
Net book value:			
At 31st December 2005	18	26	44

Amortisation of HK$12 million (2005: HK$10 million) is included in administrative expenses in the profit and loss account.

Impairment test of goodwill

Goodwill is allocated to the group's cash-generating units ("CGU") identified by divisional business segment and geographic location.

	2006 HK$M	2005 HK$M
Investment properties – Hong Kong	**669**	–
Beverage franchises	**138**	18
	807	18

Goodwill attributable to investment properties in Hong Kong arose where the fair value of net assets acquired was below the fair value of consideration paid due to the recognition, required for accounting purposes, of deferred tax liabilities in regard to fair value gains on the investment properties purchased.

In Hong Kong, these gains are not taxable and therefore this liability will never fall due. Consequently the related goodwill will only be impaired should the fair value of the investment property in future fall below its fair value at acquisition. The recoverable amount of this CGU is therefore assessed on a post-tax basis using fair value less costs to sell.

The recoverable amount of other CGUs is determined based on value in use calculations. These calculations use financial budgets and plans covering a period between five to ten years. Cash flows beyond this period are extrapolated using rates of growth and profitability not exceeding historic results. The discount rates used are pre-tax and reflect the specific risks relating to the relevant CGU.

18. Subsidiary companies

	Company	
	2006 HK$M	2005 HK$M
Unlisted shares at cost less provisions	**4,968**	5,366
Amounts due from subsidiary companies less provisions		
– Interest-free	**10,879**	3,267
– Interest-bearing at 3.7% to 8.0% (2005: 0.23% to 7.75%)	**351**	5,746
	16,198	14,379

The amounts receivable are unsecured and have no fixed terms of repayment.

The principal subsidiary companies of Swire Pacific Limited, which materially affected the results or assets of the group, are shown on pages 141 to 150.

19. Jointly controlled companies

	Group		Company	
	2006 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M
Unlisted shares at cost			**167**	384
Share of net assets/(liabilities), unlisted	**3**	(646)		
Goodwill on acquisition	**37**	37		
Loans due from jointly controlled companies less provisions				
– Interest-free	**5,036**	4,360		
– Interest-bearing at 7.75% to 8.0% (2005: 5% to 7.75%)	**119**	118	**86**	86
	5,195	3,869	**253**	470
Dividends received and receivable by the company and its subsidiary companies from jointly controlled companies	**489**	624	**101**	144

The amounts receivable are unsecured and have no fixed terms of repayment.

19. Jointly controlled companies (continued)

The group's share of assets and liabilities, results and capital commitments of jointly controlled companies are summarised below:

	Group	
	2006 HK$M	2005 HK$M
Non-current assets	**4,856**	3,815
Current assets	**2,362**	2,619
Current liabilities	**(4,306)**	(4,034)
Non-current liabilities	**(2,838)**	(2,973)
Minority interests	**(71)**	(73)
Net assets/(liabilities)	**3**	(646)
Revenue	**6,398**	5,596
Expenses	**(5,395)**	(4,704)
Profit before taxation	**1,003**	892
Taxation	**(309)**	(136)
Profit for the year	**694**	756
Capital commitments at year end date		
– Contracted for but not provided for in the accounts	**305**	78
– Authorised but not contracted for	**82**	92

The principal jointly controlled companies of Swire Pacific Limited, which materially affected the results or assets of the group, are shown on pages 141 to 150.

20. Associated companies

	Group		Company	
	2006 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M
Shares at cost				
– Listed in Hong Kong			**1,847**	1,714
– Unlisted			**3**	187
			1,850	1,901
Share of net assets				
– Listed in Hong Kong	**19,106**	17,437		
– Unlisted	**621**	615		
	19,727	18,052		
Goodwill on acquisition	**143**	144		
	19,870	18,196		
Loans due from associated companies less provisions				
– Interest-free	**391**	463	**–**	–
– Interest-bearing at 5.40% to 5.76% (2005: 0.73% to 4.88%)	**661**	622	**–**	–
	20,922	19,281	**1,850**	1,901
Dividends received and receivable by the Company and its subsidiary companies from associated companies	**1,959**	1,528	**1,494**	1,211

The amounts receivable are unsecured and have no fixed terms of repayment.

20. Associated companies (continued)

The group's share of assets and liabilities and results of associated companies are summarised below:

	Group	
	2006 HK$M	2005 HK$M
Non-current assets	**38,869**	31,250
Current assets	**7,325**	10,740
Current liabilities	**(8,316)**	(7,359)
Non-current liabilities	**(17,868)**	(16,258)
Minority interests	**(283)**	(321)
Net assets	**19,727**	18,052
Revenue	**30,664**	27,001
Profit for the year	**2,646**	2,306

(a) The market value of the shares in the listed associated companies at 31st December 2006 was HK$35,914 million (2005: HK$24,431 million).

(b) The principal associated companies of Swire Pacific Limited, which materially affected the results or assets of the group, are shown on pages 141 to 150. In addition, the abridged financial statements of Cathay Pacific Airways Limited are shown on pages 151 to 153.

21. Available-for-sale investments

	Group		Company	
	2006 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M
Shares listed in Hong Kong	**86**	115	**29**	61
Securities listed overseas	**53**	109	**–**	–
Unlisted investments	**29**	246	**–**	–
	168	470	**29**	61

22. Derivative financial instruments

	2006		2005	
	Assets	**Liabilities**	Assets	Liabilities
	HK$M	**HK$M**	HK$M	HK$M
Cross-currency swaps – cash flow hedges	**13**	**89**	6	1
Interest-rate swaps – cash flow hedges	**9**	**–**	17	–
Interest-rate swaps – fair value hedges	**–**	**10**	–	25
Forward foreign exchange contracts – cash flow hedges	**6**	**–**	–	46
Forward foreign exchange contracts – fair value hedges	**–**	**–**	–	15
Interest-rate swaps – not qualifying as hedges	**3**	**–**	16	–
Forward foreign exchange contracts – not qualifying as hedges	**–**	**–**	10	9
Total	**31**	**99**	49	96
Less non-current portion:				
Cross-currency swaps – cash flow hedges	**13**	**89**	6	1
Interest-rate swaps – cash flow hedges	**9**	**–**	17	–
Interest-rate swaps – fair value hedges	**–**	**–**	–	25
Interest-rate swaps – not qualifying as hedges	**3**	**–**	–	–
Forward foreign exchange contracts – cash flow hedges	**1**	**–**	8	–
	26	**89**	31	26
Current portion	**5**	**10**	18	70

Interest-rate swaps

The notional principal amounts of the outstanding interest-rate swap contracts at 31st December 2006 were HK$1,300 million (2005: HK$2,000 million).

At 31st December 2006, the fixed interest rates vary from 2.55% to 3.38% (2005: 2.55% to 3.38%) and the main floating rates are HIBOR and LIBOR (2005: same).

23. Properties for sale

	Group	
	2006 HK$M	2005 HK$M
Completed properties for sale		
Freehold land	**–**	21
Leasehold land	**2**	14
Development costs	**3**	265
	5	300
Properties under development for sale		
Freehold land	**136**	61
Leasehold land	**602**	–
Development costs	**475**	168
	1,213	229
	1,218	529

At 31st December 2006, none of the properties for sale was pledged as security for the group's long-term loans (2005: Nil).

24. Stocks and work in progress

	Group	
	2006 **HK$M**	2005 HK$M
Goods for sale	**1,043**	1,055
Manufacturing materials	**156**	135
Production supplies	**151**	121
Work in progress	**44**	23
	1,394	1,334

25. Trade and other receivables

	Group		Company	
	2006 **HK$M**	2005 HK$M	**2006** **HK$M**	2005 HK$M
Trade debtors	**1,637**	1,200	**–**	–
Amounts due from fellow subsidiaries	**14**	–	**–**	–
Amounts due from subsidiary companies	**–**	–	**124**	118
Amounts due from jointly controlled companies	**13**	11	**–**	–
Amounts due from associated companies	**9**	48	**–**	–
Other receivables	**872**	1,066	**15**	11
	2,545	2,325	**139**	129

The amounts due from fellow subsidiary, subsidiary, jointly controlled and associated companies are unsecured and interest free. Except for amounts due from subsidiary companies which have no fixed terms of repayment, the balances are on normal trade credit terms.

The fair values of trade and other receivables are not materially different from their book values.

At 31st December 2006, the aged analysis of trade debtors was as follows:

	Group		Company	
	2006 **HK$M**	2005 HK$M	**2006** **HK$M**	2005 HK$M
Under three months	**1,564**	1,158	**–**	–
Between three and six months	**48**	34	**–**	–
Over six months	**25**	8	**–**	–
	1,637	1,200	**–**	–

The various group companies have different credit policies, dependent on the requirements of their markets and businesses which they operate. Aged analyses of debtors are prepared and closely monitored in order to minimise any credit risk associated with receivables.

There is no concentration of credit risk with respect to trade receivables, as the group has a large number of customers, internationally dispersed.

26. Short-term deposits and bank balances

	Group		Company	
	2006 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M
Bank balances and short-term deposits maturing within 3 months	**1,687**	1,891	**4**	4
Short-term deposits maturing more than 3 months	**87**	–	**–**	–
	1,774	1,891	**4**	4

The effective interest rates on short-term deposits of the group ranged from 0.1% – 6.79% (2005: 0.05% – 4.2%); these deposits have a maturity between 30 – 180 days (2005: 31 days).

27. Trade and other payables

	Group		Company	
	2006 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M
Trade creditors	**965**	826	**–**	2
Amounts due to intermediate holding company	**91**	79	**31**	15
Amounts due to subsidiary companies	**–**	–	**1,661**	1,120
Amounts due to jointly controlled companies	**12**	5	**–**	–
Amounts due to associated companies	**57**	41	**–**	–
Interest-bearing advances from jointly controlled companies at 3.79%-5.6% (2005: 0.08%-5.00%)	**339**	253	**–**	–
Interest-bearing advances from associated companies at 4.2%-4.9% (2005: 0.73%-4.88%)	**151**	150	**–**	–
Advances from minority interests	**116**	116	**–**	–
Rental deposits from tenants	**1,437**	1,334	**–**	–
Other payables	**1,998**	1,745	**53**	39
	5,166	4,549	**1,745**	1,176

The amounts due to/advances from intermediate holding, subsidiary, jointly controlled and associated companies, and minority interests are unsecured and have no fixed terms of repayment. Apart from certain amounts due to jointly controlled and associated companies which are interest-bearing as specified above, the balances are interest free.

At 31st December 2006, the aged analysis of trade creditors was as follows:

	Group		Company	
	2006 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M
Under three months	**861**	808	**–**	–
Between three and six months	**85**	1	**–**	–
Over six months	**19**	17	**–**	2
	965	826	**–**	2

28. Provisions

	Group		
	Land Premium HK$M	Others HK$M	Total HK$M
At 1st January 2005	2,223	55	2,278
Additional provisions	–	11	11
Unused amounts reversed	(692)	(1)	(693)
Translation differences	–	(1)	(1)
Paid during the year	(1,531)	(29)	(1,560)
At 31st December 2005	–	35	35
Additional provisions	–	39	39
Change in group	–	(8)	(8)
Paid during the year	–	(21)	(21)
At 31st December 2006	–	45	45

The Hong Kong SAR Government Lands Department had claimed for land premium in relation to the Cityplaza Four, Three and One office towers in previous years. The claims were fully settled in 2005.

29. Perpetual Capital Securities

Perpetual Capital Securities, amounting to US$300 million each and bearing cumulative interest at 9.33% and 8.84% per annum, were issued by two wholly-owned subsidiaries (the 'Issuers') on 23rd October 1996 and 6th May 1997 respectively. On 30th October 2006, at the option of the issuer, the issue of 23rd October 1996 with cumulative interest at 9.33% per annum, was fully redeemed. The issue of 6th May 1997 has no scheduled maturity but is redeemable at the option of the Company or the Issuer either (i) at any time on or after 13th May 2017 or (ii) at any time upon amendment or imposition of certain taxes and, in any case, become due in the event of the Company's or the Issuer's winding up. The Perpetual Capital Securities are unconditionally and irrevocably guaranteed, on a subordinated basis, by the Company.

The fair value of the outstanding Perpetual Capital Securities at 31st December 2006 is HK$2,659 million (2005: HK$4,950 million).

30. Borrowings

	Group	
	2006 **HK$M**	2005 HK$M
Bank overdrafts and short-term loans	**803**	889
Long-term loans and bonds		
– at amortised cost	**10,356**	1,293
– at fair value	**692**	676
	11,048	1,969
	11,851	2,858
Less: Security deposit	**(424)**	(43)
	11,427	2,815

The maturity of long-term loans and bonds is as follows:

	Group	
	2006 **HK$M**	2005 HK$M
Bank loans (secured):		
Repayable within one year	**85**	–
Repayable between one and two years	**85**	–
Repayable between two and five years	**254**	–
Bank loans (unsecured):		
Repayable between two and five years	**2,693**	–
Other borrowings (unsecured):		
Repayable within one year	**692**	500
Repayable between one and two years	**–**	676
Repayable between two and five years	**798**	593
Repayable after five years	**6,441**	200
	11,048	1,969
Security deposit	**(424)**	(43)
Amount due within one year included under current liabilities	**(684)**	(500)
	9,940	1,426

Borrowings are repayable on various dates up to 2016 (2005: up to 2011) at interest rates from 2.38% to 5.625% per annum (2005: 2.38% to 4.6% per annum).

30. Borrowings (continued)

The exposure of the group's borrowings to interest rate changes and the contractual repricing dates are as follows:

	6-12 months HK$M	1-5 years HK$M	Over 5 years HK$M	Total HK$M
At 31st December 2006	**1,580**	**3,830**	**6,441**	**11,851**
At 31st December 2005	1,389	1,269	200	2,858

The effective interest rates at the balance sheet date were as follows:

	2006			2005		
	HK$ %	**US$ %**	**Others %**	HK$ %	US$ %	Others %
Bank overdrafts	**7.5 – 8.0**	**4 – 10.75**	**–**	–	4 – 8.5	–
Bank loans	**3.76 – 8.0**	**4.18 – 6.75**	**1.69 – 2.0**	5 – 7.75	6.75	1.53 – 8.5
Other borrowings	**2.75 – 4.27**	**5.63**	**–**	2.38 – 4.6	–	–

The carrying amounts and fair values of the non-current borrowings are as follows:

	Carrying amounts		Fair values	
	2006 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M
Bank loans	**3,039**	–	**3,039**	–
Other borrowings	**7,240**	1,469	**7,349**	1,460
	10,279	1,469	**10,388**	1,460
Less: Security deposit	**(339)**	(43)	**(339)**	(43)
	9,940	1,426	**10,049**	1,417

The fair values are quoted from the relevant financial institutions.

The carrying amounts of short-term borrowings approximate their fair value.

The carrying amounts of the borrowings are denominated in the following currencies:

	Group	
	2006 HK$M	2005 HK$M
Hong Kong dollar	**11,122**	2,572
US dollar	**466**	23
New Taiwan dollar	**179**	189
Other currencies	**84**	74
	11,851	2,858

30. Borrowings (continued)

The group has the following undrawn committed borrowing facilities:

	Group	
	2006 HK$M	2005 HK$M
Floating rate		
– expiring within one year	**531**	366
– expiring beyond one year	**4,307**	3,600
	4,838	3,966

The facilities expiring within one year are annual facilities subject to review at various dates during 2007.

31. Deferred taxation

The movement on the net deferred tax liabilities account is as follows:

	Group		Company	
	2006 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M
At 1st January	**10,935**	8,822	**75**	74
Translation differences	**(3)**	2	**–**	–
Change in group	**(4)**	–	**–**	–
Charged to profit and loss account	**3,196**	2,105	**(11)**	1
Charged to equity	**(15)**	6	**–**	–
At 31st December	**14,109**	10,935	**64**	75

Deferred tax assets are recognised for tax losses carried forward to the extent that realisation of the related tax benefits through the future taxable profits are probable. The group has unrecognised tax losses of HK$708 million (2005: HK$731 million) to carry forward against future taxable income. These tax losses have no expiry date (2005: no expiry date).

The movement in deferred tax assets and liabilities (prior to offsetting balances within the same taxation jurisdiction) during the year is as follows:

Deferred tax liabilities

	Group							
	Accelerated tax depreciation		Investment Property valuation		Others		Total	
	2006 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M	**2006 HK$M**	2005 HK$M	**2006 HK$M**	2005 HK$M
At 1st January	**1,652**	1,531	**9,440**	7,345	**135**	73	**11,227**	8,949
Translation differences	**(2)**	–	**–**	3	**(2)**	(1)	**(4)**	2
Charged to profit and loss account	**94**	121	**2,985**	2,092	**124**	57	**3,203**	2,270
Charged to equity	**–**	–	**–**	–	**–**	6	**–**	6
At 31st December	**1,744**	1,652	**12,425**	9,440	**257**	135	**14,426**	11,227

	Company							
	Accelerated tax depreciation		Investement property valuation		Defined benefit retirement plans		Total	
	2006 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M	**2006 HK$M**	2005 HK$M	**2006 HK$M**	2005 HK$M
At 1st January	**11**	11	**48**	47	**16**	16	**75**	74
(Credited)/charged to profit and loss account	**2**	–	**(14)**	1	**1**	–	**(11)**	1
At 31st December	**13**	11	**34**	48	**17**	16	**64**	75

31. Deferred taxation (continued)

Deferred tax assets

	Group							
	Assets write-down/ impairment provisions		Tax losses		Others		Total	
	2006 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M	**2006 HK$M**	2005 HK$M	**2006 HK$M**	2005 HK$M
At 1st January	**66**	58	**106**	53	**120**	16	**292**	127
Translation differences	**–**	–	**–**	–	**(1)**	–	**(1)**	–
Change in group	**4**	–	**–**	–	**–**	–	**4**	–
Credited/(charged) to profit and loss account	**7**	8	**(46)**	53	**46**	104	**7**	165
Credited to equity	**–**	–	**–**	–	**15**	–	**15**	–
At 31st December	**77**	66	**60**	106	**180**	120	**317**	292

Deferred tax assets and liabilities are netted off when the taxes relate to the same taxation authority and where offsetting is legally enforceable. The following amounts, determined after appropriate offsetting, are shown separately on the balance sheet.

	Group		Company	
	2006 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M
Deferred tax assets:				
– To be recovered after more than 12 months	**(84)**	(5)	**–**	–
– To be recovered within 12 months	**(75)**	(187)	**–**	–
	(159)	(192)	**–**	–
Deferred tax liabilities:				
– To be settled after more than 12 months	**14,258**	11,108	**64**	75
– To be settled within 12 months	**10**	19	**–**	–
	14,268	11,127	**64**	75
	14,109	10,935	**64**	75

32. Retirement benefits

The group operates various retirement benefit plans providing resignation and retirement benefits to staff. Most retirement benefit plans for staff employed on expatriate terms are contributory, whilst most plans for locally-engaged employees are non-contributory. The assets of the plans are administered by independent trustees and are maintained independently of the group's finances. The majority of the plans are of the defined benefit type and contributions to such plans are made in accordance with the funding rates recommended by independent qualified actuaries to ensure that the plans will be able to meet their liabilities as they become due. The funding rates are subject to annual review and are determined by taking into consideration the difference between the market values of the plans' assets and the present value of accrued past services liabilities, on an on-going basis, as computed by actuarial valuations.

All new employees are offered the choice of joining the retirement benefit plans or the mandatory provident fund ("MPF") scheme. Where staff elect to join the MPF scheme, both the Company and staff are required to contribute 5% of the employees' relevant monthly income (capped at HK$20,000). Staff may elect to contribute more than the minimum as a voluntary contribution. Employees engaged outside Hong Kong are covered by appropriate local arrangements.

Total retirement benefit costs recognised in the profit and loss account for the year ended 31st December 2006 amounted to HK$115 million (2005: HK$106 million), including HK$23 million (2005: HK$17 million) in respect of defined contribution plans.

For financial statement purpose, defined benefit plans are valued using the projected unit credit method in accordance with HKAS 19. Principal plans in Hong Kong were valued by qualified actuaries, Watson Wyatt Hong Kong Limited, as at 31st December 2006. The figures disclosed as at 31st December 2005 and 2004 were estimated by Cannon Trustees Limited, the main administration manager of the group's defined benefit plans. Plans in the United States and Taiwan are valued by independent qualified actuaries in those countries. In addition, the group operates a post-employment health care and life insurance benefit plan for certain retired employees in the United States, with accounting and frequency of valuations similar to those used for defined benefit plans.

(a) The amounts recognised in the consolidated balance sheet are as follows:

	2006			
	Group			Company
	Defined benefit plans HK$M	Other post-employment benefits HK$M	Total HK$M	Defined benefit plans HK$M
Present value of funded obligations	1,512	–	1,512	51
Fair value of plan assets	(1,555)	–	(1,555)	(158)
	(43)	–	(43)	(107)
Present value of unfunded obligations	–	44	44	–
Net unrecognised actuarial (losses)/gains	(24)	1	(23)	9
Net retirement benefit (assets)/liabilities	(67)	45	(22)	(98)
Represented by:				
Retirement benefit assets	(187)	–	(187)	(98)
Retirement benefit liabilities	120	45	165	–
	(67)	45	(22)	(98)

32. Retirement benefits (continued)

(a) The amounts recognised in the consolidated balance sheet are as follows (continued):

	2005			
	Group			Company
	Defined benefit plans HK$M	Other post-employment benefits HK$M	Total HK$M	Defined benefit plans HK$M
Present value of funded obligations	1,418	–	1,418	39
Fair value of plan assets	(1,454)	–	(1,454)	(140)
	(36)	–	(36)	(101)
Present value of unfunded obligations	–	41	41	–
Net unrecognised actuarial (losses)/gain	(61)	1	(60)	6
Unrecognised past service costs	(1)	–	(1)	–
Net retirement benefit (assets)/liabilities	(98)	42	(56)	(95)
Represented by:				
Retirement benefit assets	(201)	–	(201)	(95)
Retirement benefit liabilities	103	42	145	–
	(98)	42	(56)	(95)

(b) Changes in the present value of the defined benefit obligation are as follows:

	Group				Company	
	Defined benefit plans		Other post-employment benefits		Defined benefit plans	
	2006 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M	**2006 HK$M**	2005 HK$M
At 1st January	**1,418**	1,300	**41**	38	**39**	36
Translation differences	**4**	(3)	–	–	–	–
Service cost	**95**	93	**2**	2	**3**	3
Interest cost	**69**	67	**2**	3	**2**	2
Actuarial losses/(gains)	**58**	40	**1**	1	**7**	(1)
Liabilities extinguished on settlements	**(1)**	–	–	–	–	–
Change in group	**(48)**	–	–	–	–	–
Benefits paid	**(83)**	(79)	**(2)**	(3)	–	(1)
At 31st December	**1,512**	1,418	**44**	41	**51**	39

Changes in the fair value of plan assets are as follows:

	Group		Company	
	Defined benefit plans		Defined benefit plans	
	2006 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M
At 1st January	**1,454**	1,304	**(140)**	(129)
Translation differences	**2**	(1)	–	–
Expected return	**88**	80	**(8)**	(8)
Actuarial gains/(losses)	**93**	37	**(10)**	(4)
Assets distributed on settlements	**(9)**	–	–	–
Contributions by employer	**45**	100	–	–
Contributions by employees	**9**	9	–	–
Change in group	**(49)**	–	–	–
Benefits paid	**(78)**	(75)	–	1
At 31st December	**1,555**	1,454	**(158)**	(140)

32. Retirement benefits (continued)

(c) Net expenses recognised in the consolidated profit and loss account are as follows:

	Group					
	2006			2005		
	Defined benefit plans HK$M	Other post-employment benefits HK$M	Total HK$M	Defined benefit plans HK$M	Other post-employment benefits HK$M	Total HK$M
Current service cost	**95**	**2**	**97**	92	2	94
Interest cost	**69**	**2**	**71**	68	3	71
Expected return on plan assets	**(88)**	**–**	**(88)**	(80)	–	(80)
Past service costs recognised	**3**	**–**	**3**	–	–	–
Net actuarial losses recognised	**7**	**1**	**8**	3	1	4
	86	**5**	**91**	83	6	89

The above net expenses were mainly included in administrative expenses in the consolidated profit and loss account.

The actual return on defined benefit plan assets was a gain of HK$181 million (2005: HK$118 million).

(d) The principal actuarial assumptions used are as follows:

	Group			
	2006		2005	
	Defined benefit plans %	Other post-employment benefits %	Defined benefit plans %	Other post-employment benefits %
Discount rate	**3.6 – 5.5**	**5.5**	3.75 – 6.0	6.0
Expected rate of return on plan assets	**2.75 – 8.25**	**N/A**	2.75 – 8.0	N/A
Expected rate of future salary increases	**2.5 – 5.0**	**N/A**	2.5 – 5.0	N/A
Expected rate of increase in cost of covered health care benefits	**N/A**	**8.0**	N/A	9.0

(e) Amounts for the current and previous four periods are as follows:

	Group				
	2006 HK$M	2005 HK$M	2004 HK$M	2003 HK$M	2002 HK$M
Defined benefit plans					
– Defined benefit obligations	**(1,512)**	(1,418)	(1,300)	(1,089)	(1,017)
– Plan assets	**1,555**	1,454	1,304	1,123	874
– Surplus/(deficit)	**43**	36	4	34	(143)
– Experience adjustments on plan liabilities	**58**	40	132	(4)	47
– Experience adjustments on plan assets	**93**	37	80	147	(144)
Post-employment medical benefits					
– Defined benefit obligations	**44**	41	62	83	58
– Experience adjustments on plan liabilities	**1**	1	(23)	–	–

33. Share capital

	Company				
	'A' shares of HK$0.60 each	'B' shares of HK$0.12 each	'A' shares HK$M	'B' shares HK$M	Total HK$M
Authorised:					
At 31st December 2006 and 2005	1,140,000,000	3,600,000,000	684	432	1,116
Issued and fully paid:					
At 31st December 2006 and 2005	930,375,385	3,003,486,271	558	361	919

Except for voting rights, which are equal, the entitlements of 'A' and 'B' shareholders are in the proportion 5 to 1.

During the year, the Company did not purchase, sell or redeem any of its shares.

34. Reserves

	Revenue reserve HK$M	Share premium account HK$M	Capital redemption reserve HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Total HK$M
Company						
At 1st January 2005	11,695	342	33	–	–	12,070
Profit for the year	6,347	–	–	–	–	6,347
2004 Final dividend (note 12)	(2,174)	–	–	–	–	(2,174)
2005 Interim dividend (note 12)	(919)	–	–	–	–	(919)
Revaluation surplus on available-for-sale investments recognised during the year	–	–	–	61	–	61
At 31st December 2005	14,949	342	33	61	–	15,385
At 1st January 2006	14,949	342	33	61	–	15,385
Profit for the year (note 11)	4,065	–	–	–	–	4,065
2005 Final dividend (note 12)	(2,235)	–	–	–	–	(2,235)
2006 Interim dividend (note 12)	(965)	–	–	–	–	(965)
Revaluation surplus on available-for-sale investments						
– recognised during the year	–	–	–	(2)	–	(2)
– transferred to the profit and loss account	–	–	–	(31)	–	(31)
At 31st December 2006	15,814	342	33	28	–	16,217

34. Reserves (continued)

	Revenue reserve HK$M	Share premium account HK$M	Capital redemption reserve HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Total HK$M
Group						
At 1st January 2005	77,575	342	33	232	(522)	77,660
Profit for the year	18,757	–	–	–	–	18,757
2004 Final dividend (note 12)	(2,174)	–	–	–	–	(2,174)
2005 Interim dividend (note 12)	(919)	–	–	–	–	(919)
Net fair value gains on available-for-sale investments recognised during the year	–	–	–	60	–	60
Exchange differences on cash flow hedges						
– recognised during the year	–	–	–	–	572	572
– deferred tax recognised	–	–	–	–	(83)	(83)
– transferred to the profit and loss account					124	124
– transferred to initial costs of hedged items	–	–	–	–	(81)	(81)
Exchange differences	8	–	–	–	–	8
At 31st December 2005	93,247	342	33	292	10	93,924
At 1st January 2006	93,247	342	33	292	10	93,924
Profit for the year	22,566	–	–	–	–	22,566
2005 Final dividend (note 12)	(2,235)	–	–	–	–	(2,235)
2006 Interim dividend (note 12)	(965)	–	–	–	–	(965)
Revaluation surplus on available-for-sale investments						
– recognised during the year	–	–	–	429	–	429
– transferred to the profit and loss account	–	–	–	(133)	–	(133)
Change of interest in associated companies	244	–	–	(104)	–	140
Changes in cash flow hedges						
– recognised during the year	–	–	–	–	(364)	(364)
– deferred tax recognised	–	–	–	–	48	48
– transferred to the profit and loss account	–	–	–	–	(37)	(37)
– transferred to initial costs of hedged items	–	–	–	–	6	6
Exchange differences	153	–	–	–	–	153
Others	30	–	–	–	–	30
At 31st December 2006	113,040	342	33	484	(337)	113,562

The group revenue reserve includes accumulated losses from jointly controlled companies amounting to HK$1,926 million (2005: HK$2,173 million) and retained revenue reserves from associated companies amounting to HK$17,813 million (2005: HK$16,124 million).

(a) Distributable reserves of the Company at 31st December 2006 amounted to HK$15,814 million (2005: HK$14,949 million).

(b) The revenue reserve includes HK$3,368 million (2005: HK$2,235 million) representing the proposed final dividend for the year (note 12).

35. Minority interests

	Group	
	2006 HK$M	2005 HK$M
At 1st January	**5,929**	5,940
Translation differences	**6**	12
Change in group	**(5,416)**	–
Net repayment of capital contribution	**(2)**	(314)
Share of revaluation surplus on available-for-sale investments	**(5)**	7
Share of profits less losses	**201**	877
Dividends paid and payable	**(107)**	(593)
Others	**4**	–
At 31st December	**610**	5,929

36. Capital commitments

	Group		Company	
	2006 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M
(a) Outstanding commitments for capital expenditure at the year end:				
Property, plant and equipment				
Contracted for but not provided for	**635**	1,825	**–**	–
Authorised by Directors but not contracted for	**6,099**	4,259	**–**	–
Investment properties				
Contracted for but not provided for	**2,360**	199	**–**	–
Authorised by Directors but not contracted for	**284**	2,694	**–**	–
	9,378	8,977	**–**	–
(b) Outstanding commitments for capital expenditure at the year end relating to the group's interest in jointly controlled companies:				
Contracted for but not provided for	**–**	99	**–**	99
Authorised by Directors but not contracted for	**2,652**	–	**–**	–
	2,652	99	**–**	99

37. Contingencies

	Group		Company	
	2006 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M
(a) Guarantees have been given in respect of bank loans and other liabilities outstanding at 31st December amounting to:				
Subsidiary companies	**–**	–	**13,552**	7,274
Jointly controlled companies	**1,188**	1,204	**1,187**	1,204
Associated companies	**–**	9	**–**	–
Third parties	**123**	165	**–**	–
	1,311	1,378	**14,739**	8,478

(b) Contingent tax liability

Certain wholly owned group companies have been unable to finalise their liability to profits tax in respect of the years 1997/98 to 2003/04 inclusive as a consequence of queries raised by the Hong Kong Inland Revenue Department (IRD). These queries relate to the deductibility, in the assessment of profits tax, of interest on borrowings of those companies during the periods under review.

A number of discussions have taken place between the companies and the IRD to understand the precise nature of the IRD queries. However, at this stage there is insufficient information available to reliably determine the ultimate outcome of their review with an acceptable degree of certainty. Consequently no provision has been recognised in these financial statements for any amounts that may fall due in regard to these queries.

The IRD has issued Notices of Assessment totaling HK$440 million, the estimated contingent liability, in respect of their queries for the years under review. The companies have objected to these assessments and the IRD has agreed to unconditional holdover of the assessments.

(c) Cathay Pacific Airways

Cathay Pacific Airways is the subject of investigations in respect of its air cargo operations by the competition authorities of various jurisdictions including the United States, the European Union, Canada, Switzerland and New Zealand. The company has been cooperating with the authorities in their investigations. The focus of the investigations appears to be on issues relating to pricing and competition. The company is represented by legal counsel in connection with the investigations.

The company has been named as a defendant in a number of civil class action complaints in the United States, Canada and Australia. The company is represented by legal counsel in the actions filed in the United States, Canada and Australia and intends to defend each of those actions.

The investigations and civil actions are ongoing and the outcomes are subject to uncertainties. The company is not in a position at the present time to assess any potential liabilities and cannot therefore make any provision.

38. Operating lease arrangements

The group acts as both lessor and lessee under operating leases. Details of the group's commitments under non-cancellable operating leases are set out as follows:

(a) Lessor

The group leases out land and buildings and vessels under operating leases. The leases for land and buildings typically run for a period of three to six years. The turnover-related rental income received during the year amounted to HK$137 million (2005: HK$116 million). The leases for vessels typically run for an initial period of six months to five years with an option to renew the lease after that date, at which time all terms are renegotiated.

At 31st December, the future aggregate minimum lease receipts under non-cancellable operating leases receivable by the group were as follows:

	Group		Company	
	2006 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M
Land and buildings:				
Not later than one year	**3,425**	2,817	**8**	9
Later than one year but not later than five years	**6,981**	5,072	**1**	2
Later than five years	**841**	796	**–**	–
	11,247	8,685	**9**	11
Vessels:				
Not later than one year	**1,129**	794	**–**	–
Later than one year but not later than five years	**1,166**	355	**–**	–
Later than five years	**268**	146	**–**	–
	2,563	1,295	**–**	–
	13,810	9,980	**9**	11

Assets held for deployment in operating leases at 31st December were as follows:

	Group				Company	
	2006		2005		**2006**	2005
	Investment Properties HK$M	**Vessels HK$M**	Investment Properties HK$M	Vessels HK$M	**Investment properties HK$M**	Investment properties HK$M
Cost or revaluation	**96,862**	**6,699**	81,264	5,141	**374**	514
Less: accumulated depreciation	**–**	**1,694**	–	1,618	**–**	–
Net book value	**96,862**	**5,005**	81,264	3,523	**374**	514
Depreciation for the year	**–**	**229**	–	187	**–**	–

38. Operating lease arrangements (continued)

(b) Lessee

The group leases land and buildings, vessels and other equipment under operating leases. These leases typically run for an initial period of one to nine years with an option to renew the lease after that date, at which time all terms are renegotiated. The turnover-related rentals paid during the year amounted to HK$12 million (2005: HK$11 million).

At 31st December, the future aggregate minimum lease payments under non-cancellable operating leases payable by the group were as follows:

	Group	
	2006 HK$M	2005 HK$M
Land and buildings:		
Not later than one year	**186**	167
Later than one year but not later than five years	**166**	181
Later than five years	**27**	11
	379	359
Vessels:		
Not later than one year	**10**	18
Other equipment:		
Not later than one year	**16**	21
Later than one year but not later than five years	**1**	–
	406	398

The Company did not have any material operating lease commitments at 31st December 2006 and 2005.

39. Related party transactions

There are agreements for services ("Agreements"), in respect of which John Swire & Sons (H.K.) Limited ("JSSHK") provided services to various companies in the group and under which costs were reimbursed and fees payable. In return for these services, JSSHK received annual fees calculated (A) in the case of the Company, as 2.5% of the dividends receivable from associated and jointly controlled companies of the Company, where there were no agreements for services with such companies, and (B) in the case of its subsidiary and associated companies with such agreements, as 2.5% of their relevant consolidated profits before taxation and minority interests after certain adjustments. The Agreements took effect from 1st January 2005 and will terminate on 31st December 2007. For the year ended 31st December 2006, service fees payable amounted to HK$125 million (2005: HK$130 million). Expenses of HK$71 million (2005: HK$67 million) were reimbursed at cost; in addition, HK$127 million (2005: HK$121 million) in respect of shared administrative services were reimbursed.

The above transactions (except shared administrative services) are continuing connected transactions which give rise to disclosure obligations under Chapter 14A of the Listing Rules. (Please also refer to the Directors' Report on pages 73 to 75.)

39. Related party transactions (continued)

The following is a summary of other significant transactions between the group and related parties, in addition to those disclosed elsewhere in the accounts, which were carried out in the normal course of the group's business. These transactions were not connected transactions or continuing connected transactions under the Listing Rules.

		Jointly controlled companies		Associated companies		Fellow subsidiaries		Intermediate holding company	
	Notes	**2006 HK$M**	2005 HK$M	**2006 HK$M**	2005 HK$M	**2006 HK$M**	2005 HK$M	**2006 HK$M**	2005 HK$M
Revenue from	(a)								
– Sales of beverage drinks		**–**	–	**14**	12	**–**	–	**–**	–
– Sales of other goods		**–**	–	**–**	–	**–**	–	**–**	–
– Rendering of services		**28**	30	**8**	10	**–**	–	**–**	–
Purchases of beverage cans	(a)	**168**	146	**–**	–	**–**	–	**–**	–
Purchases of other goods	(a)	**32**	34	**103**	–	**–**	–	**–**	–
Purchases of services	(a)	**–**	–	**2**	18	**7**	13	**–**	–
Rental revenue	(b)	**1**	–	**4**	5	**6**	6	**30**	34
Interest income	(c)	**–**	7	**–**	19	**–**	–	**–**	–
Interest charges	(c)	**–**	7	**–**	–	**–**	–	**–**	–
Disposal of a subsidiary		**–**	–	**–**	–	**–**	40	**–**	–
Disposal of investment properties		**–**	–	**–**	–	**–**	–	**372**	–

The Company's subsidiary, Swire Coca-Cola Beverages Xiamen Limited ("SCCXM") extended a loan facility of RMB20 million to each of Swire Coca-Cola Beverages Hefei Limited, Nanjing BC Foods Co. Ltd., Taikoo (Guangzhou) Sugar Limited and Sunshine Melody (Guangzhou) Properties Management Limited, all being subsidiaries of the Company. As security for these loans, another subsidiary of the Company, Swire Beverages Limited, entered into a Pledge Agreement with SCCXM on 4th January 2006 to pledge the dividends receivable from SCCXM. These loans and the transaction under the pledge agreement were not connected transactions which give rise to any disclosure or other obligations under Chapter 14A of the Listing Rules.

Amounts due to intermediate holding company at 31st December 2006 are disclosed in note 27. These balances arise in the normal course of business, are non-interest-bearing and have no fixed settlement dates.

Notes:

(a) Sales and purchases of goods and rendering of services to and from related parties were conducted in the normal course of business at prices and on terms no less than those charged to/by and contracted with other customers/suppliers of the group.

(b) The Swire Properties group has, in the normal course of its business, entered into lease agreements with related parties to lease premises for varying periods up to six years. The leases were entered into on normal commercial terms.

(c) Loans advanced to jointly controlled and associated companies at 31st December 2006 are disclosed in notes 19 and 20 respectively, whilst loans due to jointly controlled and associated companies are disclosed in note 27.

(d) Key management compensation has been disclosed in note 8.

40. Notes to the consolidated cash flow statement

	Group	
	2006 HK$M	2005 HK$M
(a) Reconciliation of operating profit to cash generated from operations		
Operating profit	**23,513**	19,842
Profit on sale of a subsidiary	**–**	(21)
Profit on disposal of investment properties	**–**	(93)
Change in fair value of investment properties	**(17,045)**	(11,887)
Valuation gain on investment properties from transfer of interest element of land premium to finance cost	**–**	(158)
Depreciation of property, plant and equipment	**562**	515
Profit on disposal of property, plant and equipment	**(78)**	(4)
Amortisation of deferred expenditure	**23**	21
Amortisation of leasehold land and land use rights	**1**	2
Amortisation of intangible assets	**12**	10
Impairment losses on property, plant and equipment	**–**	8
Profit on sale of shares in jointly controlled and associated companies	**(1,339)**	(2,270)
Profit on disposal of available-for-sale investments	**(201)**	–
Other items	**22**	(57)
Operating profit before working capital changes	**5,470**	5,908
Decrease/(increase) in long-term receivables	**6**	(6)
(Increase)/decrease in properties for sale	**(91)**	438
Decrease/(increase) in stocks and work in progress	**42**	(171)
Increase in trade and other receivables	**(97)**	(455)
Increase/(decrease) in trade and other payables	**418**	(556)
Cash generated from operations	**5,748**	5,158
(b) Purchase of property, plant and equipment		
Properties	**173**	89
Plant and machinery	**243**	235
Vessels	**1,255**	1,000
Total	**1,671**	1,324

The above figures do not include interest capitalised on property, plant and equipment.

40. Notes to the consolidated cash flow statement (continued)

	2006				2005
	Festival Walk HK$M	Fujian Beverages Franchise HK$M	Alias Hotel HK$M	Total HK$M	Total HK$M
(c) Purchase of shareholdings in subsidiary companies					
Fair value of net assets acquired:					
Fixed assets	–	347	281	628	–
Leasehold land	–	44	8	52	–
Intangible assets					
– Goodwill	–	50	–	50	–
– Computer software	–	4	–	4	–
Stocks	–	93	1	94	–
Trade and other receivables	–	104	29	133	–
Deposits maturing within three months	–	115	–	115	–
Deposits maturing after three months	–	87	–	87	–
Trade and other payables	–	(231)	(29)	(260)	–
Minority interests	5,454	(38)	–	5,416	–
	5,454	575	290	6,319	–
Goodwill on acquisition	669	70	–	739	–
	6,123	645	290	7,058	–
Satisfied by:					
Cash paid	6,123	461	290	6,874	–
Investments in jointly controlled company	–	184	–	184	–
	6,123	645	290	7,058	–
Analysis of the net outflow of cash and cash equivalents in respect of the purchase of new subsidiaries:					
Cash consideration				6,874	–
Less: deposits maturing within three months and bank balances acquired				(115)	–
Net outflow of cash and cash equivalents in respect of the purchase of new subsidiaries				6,759	–

The following acquisitions were made in 2006:

- On 3rd March, the 50% interest in Festival Walk previously held by CITIC Pacific. Prior to this transaction Festival Walk was a subsidiary of the group and is now wholly owned. This acquisition has no impact on the turnover or profit and loss as stated in the year as it was previously a subsidiary undertaking.
- On 10th September, a further 49% interest in a jointly controlled company, the Fujian Coca-Cola franchise. At this point the franchise became a subsidiary of the group.
- In October 2006, 100% of Alias Hotels plc.

The Fujian Coca-Cola franchise and Alias Hotels have contributed HK$228 million to turnover in 2006. Had these acquisitions occurred on 1st January 2006 they would have contributed an additional HK$658 million to turnover in the year. The actual contribution in the year, and on an annualised basis, from these acquisitions are not material to the group profit.

40. Notes to the consolidated cash flow statement (continued)

	Group	
	2006 HK$M	2005 HK$M
(d) Sale of a subsidiary company		
Net assets disposed of:		
Property, plant and equipment	–	48
Trade and other receivables	–	3
Short-term deposits and bank balance	–	3
Long-term loans	–	(34)
Trade and other payables	–	(1)
	–	19
Profit on disposal	–	21
	–	40
Satisifed by:		
Cash	–	37
Receivable	–	3
	–	40
Analysis of net inflow of cash and cash equivalents in respect of the sale of a subsidiary company:		
Cash proceeds	–	37
Less: short-term deposits and bank balances in the subsidiary company disposed of	–	(3)
Net inflow of cash and cash equivalents in respect of the sale of a subsidiary company	–	34

(e) Analysis of changes in financing during the year

	Group			
	Loans, bonds and perpetual capital securities		Minority interests	
	2006 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M
At 1st January	**7,434**	9,841	**5,929**	5,943
Net cash inflow/(outflow) from financing	**6,650**	(2,297)	**(2)**	(314)
Acquisition/disposal of subsidiaries	**–**	(34)	**(5,416)**	–
Minority interests' share of profits less losses	**–**	–	**201**	877
Dividends paid	**–**	–	**(107)**	(593)
Security deposits placed	**(424)**	–	–	–
Security deposits uplifted	**43**	–	–	–
Other non-cash movements	**49**	(76)	**5**	16
At 31st December	**13,752**	7,434	**610**	5,929

41. Immediate and Ultimate Holding Company

The immediate holding company is John Swire & Sons (H.K.) Limited, a company incorporated in Hong Kong. The ultimate holding company is John Swire & Sons Limited, a company incorporated in the United Kingdom.

42. Post balance sheet events

In February 2007 the following two significant non-adjusting post balance sheet events have occurred:

(i) As discussed on page 33, the disposal of the group's interest in Shekou Container Terminals Limited was completed. A gain on disposal of HK$1.0 billion will be recognised in the year ending 31st December 2007 accounts.

(ii) As discussed on page 14, the group announced an agreement to acquire an 80% interest in a property development in Sanlitun, Beijing, for a total consideration of RMB4,800 million. The price includes the purchase of 100% interest in a boutique hotel adjacent to the retail site.

1. Basis of accounting

The accounts have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") and under the historical cost convention as modified by the revaluation of certain investment properties and available-for-sale investments, which are carried at fair value.

2. Basis of consolidation

The consolidated accounts for the year ended 31st December 2006 incorporate the accounts of Swire Pacific Limited, its subsidiary companies (together referred to as the "group") and the group's interest in jointly controlled and associated companies.

3. Subsidiary companies

Subsidiary companies are all entities (including special purpose entities) over which the group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity.

The results of subsidiary companies are included in the consolidated profit and loss account and minority interests therein are disclosed separately as a component of the consolidated profit after tax. Results attributable to subsidiary company interests acquired or disposed of during the year are included from the date on which control is transferred to the group or to the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiary companies by the group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interests. The excess of the cost of acquisition over the fair value of the group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary company acquired, the difference is recognised directly in the profit and loss account.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated on consolidation. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiary companies have been changed where necessary to ensure consistency with the policies adopted by the group.

Minority interests in the balance sheet comprise the outside shareholders' proportion of the net assets of subsidiary companies. The group applies a policy of treating transactions with minority interests as transactions with parties external to the group. Disposals to minority interests result in gains and losses for the group that are recorded in the profit and loss account. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary company.

In the Company's balance sheet its investments in subsidiary companies, are stated at cost less provision for any impairment losses. Income from subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

4. Jointly controlled and associated companies

Jointly controlled companies are those companies held for the long-term, over which the group is in a position to exercise joint control with other venturers in accordance with contractual arrangements, and where none of the participating parties has unilateral control over the economic activity of the joint venture.

Associated companies are those companies over which the group has significant influence but not control or joint control, over its management including participation in the financial and operating policy decisions generally accompanying a shareholding of between 20% and 50% of the voting rights.

Investments in jointly controlled and associated companies are accounted for by the equity method of accounting and are initially recognised at cost. The excess of the cost of investment in jointly controlled and associated companies over the fair value of the group's share of the identifiable net assets acquired represents goodwill. The group's investments in jointly controlled and associated companies include goodwill (net of any accumulated impairment losses) arising on acquisitions.

The group's share of its jointly controlled and associated companies' post-acquisition profits or losses is recognised in the consolidated profit and loss account, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the group's interest, including any other unsecured receivables in a jointly controlled or an associated company is reduced to nil, the group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled or associated company.

Unrealised gains on transactions between the group and its jointly controlled and associated companies are eliminated to the extent of the group's interest in these companies. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of jointly controlled and associated companies have been changed where necessary to ensure consistency with the policies adopted by the group.

In the Company's balance sheet, its investments in jointly controlled and associated companies are stated at cost less provision for any impairment losses. Income from jointly controlled and associated companies is recognised by the company on the basis of dividends received and receivable.

5. Foreign currency translation

(a) Functional and presentation currency

Items included in the accounts of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated accounts are presented in Hong Kong dollars, which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the profit and loss account, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

When a gain or loss on a non-monetary item is recognised directly in equity, any translation difference on that gain or loss is recognised directly in equity. When a gain or loss on a non-monetary item is recognised in profit or loss, any translation difference on that gain or loss is recognised in profit or loss.

(c) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) Income and expenses for each profit and loss account are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) All resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the profit and loss account as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

6. Investment properties

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the companies in the consolidated group, is classified as investment property. Investment property comprises land held under operating leases and buildings held under finance leases. Land held under operating leases is classified and accounted for as investment property when the rest of the definition of investment property is met.

Investment properties are carried at fair values and are valued at least annually by independent valuers. The valuations are performed in accordance with the Valuation Standards on Properties issued by the Hong Kong Institute of Surveyors and are on an open market basis, related to individual properties, and separate values are not attributed to land and buildings. Investment property that is being redeveloped for continuing use as investment property continues to be measured at fair value. Changes in fair values are recognised in the profit and loss account.

Subsequent expenditure is charged to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the profit and loss account during the financial period in which they are incurred.

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment, and its fair value at the date of reclassification becomes its cost for accounting purposes. Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified and subsequently accounted for as investment property.

7. Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the items. Cost may also include transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance are expensed in the profit and loss account during the financial period in which they are incurred.

With the exception of freehold land, all other assets under this category are depreciated at rates sufficient to write off their original costs to estimated residual values using the straight-line method over their anticipated useful lives in the following manner:

Properties	2% to 5% per annum
Plant and machinery	7% to 34% per annum
Vessels	4% to 7% per annum

The assets' expected useful lives and residual values are regularly reviewed and adjusted, if appropriate, at each balance sheet date to take into account operational experience and changing circumstances.

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that the assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

8. Intangible assets

(a) Goodwill

Goodwill represents the excess of the cost of acquisition over the fair value of the group's share of the net identifiable assets of the acquired subsidiary, jointly controlled and associated companies at the date of acquisition. Goodwill is treated as an asset of the entity acquired and where attributable to a foreign entity will be translated at the closing rate.

Goodwill on acquisition of a subsidiary company is included in intangible assets. Goodwill on acquisitions of associated and jointly controlled companies is included in investments in associated and jointly controlled companies respectively.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units for the purpose of impairment testing, which is performed annually. Impairment losses recognised on goodwill are not reversed.

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(b) Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives (three to five years).

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by the group, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include the software development employee costs and an appropriate portion of relevant overheads.

Computer software costs recognised as assets are amortised over their estimated useful lives.

9. Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation. These assets are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

10. Investments

The group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale investments. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

(a) Financial assets/liabilities at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and financial assets/liabilities designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets/liabilities in this category are classified as current if they are either held for trading or are expected to be realised/settled within 12 months of the balance sheet date.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date where these are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet.

(c) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the group's management has the positive intention and ability to hold to maturity. During the year, the group did not hold any investments in this category.

(d) Available-for-sale investments

Available-for-sale investments are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments are recognised on their trade-date – the date on which the group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the group has transferred substantially all risks and rewards of ownership. Available-for-sale investments and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category are included in the profit and loss account in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary available-for-sale investments are recognised in equity. When available-for-sale investments are sold or impaired, the accumulated fair value adjustments are included in the profit and loss account as gains and losses from investments.

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale investments) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair value. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the group for similar financial instruments.

The group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the investment below its cost is considered in determining whether the investments are impaired. If any such evidence exists for available-for-sale investments, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognised in profit or loss – is removed from equity and recognised in the profit and loss account. Impairment losses recognised in the profit and loss account on equity instruments are not reversed through the profit and loss account.

11. Derivative financial instruments and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The group designates certain derivatives as either: (1) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); (2) hedges of highly probable forecast transactions (cash flow hedges); or (3) hedges of net investments in foreign operations.

The group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

(a) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the profit and loss account, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

(b) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the profit and loss account.

Amounts accumulated in equity are recycled in the profit and loss account in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory or property, plant and equipment) or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the profit and loss account. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the profit and loss account.

(c) Net investment hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the profit and loss account.

Gains and losses accumulated in equity are included in the profit and loss account when the foreign operation is disposed of.

(d) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the profit and loss account.

12. Deferred expenditure

Expenditure incurred in leasing the group's property during construction is deferred and amortised on a straight-line basis to the profit and loss account upon occupation of the property over a period not exceeding five years.

13. Stocks and work in progress

Stocks and work in progress are stated at the lower of cost and net realisable value. Cost represents average unit cost and net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses. The costs of finished goods and work in progress comprise direct material and labour costs and an appropriate proportion of production overhead expenses less provisions for foreseeable losses. Cost includes the transfer from equity of any gains/losses on qualifying cash flow hedges relating to purchase of raw materials or stocks.

14. Properties under development for sale

Properties under development for sale are included under current assets and comprise freehold and leasehold land, construction costs and interest costs capitalised, less provisions for possible losses.

15. Accounts receivable

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. Accounts receivable in the balance sheet are stated net of such provision.

16. Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, amounts repayable on demand from banks and financial institutions and short-term highly liquid investments which were within three months of maturity when acquired, less bank overdrafts.

17. Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the initiation of the borrowings, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated either at amortised cost with any difference between the proceeds (net of transaction costs) and the redemption value recognised in the profit and loss account over the period of the borrowings using the effective interest method or at fair value through profit and loss.

Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

18. Borrowing costs

Interest costs incurred are charged to the profit and loss account except for those interest charges attributable to the acquisition, construction or production of qualifying assets (i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale) which are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

19. Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Receipts or payments made under operating leases (net of any incentives paid to lessees or received from the lessors) are recognised as income or expense in the profit and loss account on a straight-line basis over the period of the lease.

20. Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the recognition has no impact on taxable nor accounting profit or loss, it is not recognised. Tax rates enacted or substantially enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiary, jointly controlled and associated companies, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

21. Revenue recognition

Provided the collectibility of the related receivable is reasonably assured revenue is recognised as follows:

(a) Sales of goods are recognised when the goods are delivered to the customer and the customer has accepted the related risks and rewards of ownership.

(b) Sales of services are recognised when the services are rendered.

(c) Sales of properties are recognised when the significant risks and rewards of ownership of the properties are transferred to the buyers.

(d) Charter hire income is recognised over the charter hire period in accordance with the charter hire agreements.

(e) Rental income is recognised on a straight-line basis over the period of the lease.

(f) Interest income is recognised on a time-proportion basis using the effective interest method.

22. Related parties

Related parties are individuals and companies, including subsidiary, fellow subsidiary, jointly controlled and associated companies and key management (including close members of their families), where the individual, company or group has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

23. Retirement benefits

The group operates a number of defined benefit and defined contribution retirement benefit schemes for its employees, the assets of which are generally held in separate trustee – administered funds. The schemes are generally funded by payments from the relevant group companies and, in some cases, employees themselves, taking account of the recommendations of independent qualified actuaries.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate entity. The group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The group's contributions to the defined contribution schemes are charged to the profit and loss account in the period to which the contributions relate.

For defined benefit schemes, retirement benefit costs are assessed using the projected unit credit method. Under this method, the cost of providing retirement benefits is charged to the profit and loss account so as to spread the regular cost over the service lives of employees. The retirement benefit obligation is either measured as the present value of the estimated future cash outflows using market yields on Exchange Fund Notes in Hong Kong and corporate bonds overseas which have terms to maturity approximating the terms of the related liability. Plan assets are measured at fair value. Cumulative unrecognised net actuarial gains and losses at the previous financial year end, to the extent that the amount is in excess of 10% of the greater of the present value of the defined benefit obligations and the fair value of the plan assets, are recognised over the expected average remaining working lives of the employees participating in the plan. Past service costs are recognised as an expense on a straight-line basis over the average period until the benefits become vested.

24. Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

25. Dividend distribution

Final dividend distribution to the Company's shareholders is recognised as a liability in the group's accounts in the period in which the dividends are approved by the Company's shareholders.

26. Segment reporting

In accordance with the group's internal financial reporting the group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Principal subsidiary, jointly controlled and associated companies and investments

Showing proportion of capital owned at 31st December 2006

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
PROPERTY DIVISION					
Subsidiary companies:					
Incorporated in Hong Kong:					
Cathay Limited	100	-	100	807 shares of HK$10	Property investment
Cityplaza Holdings Limited	100	-	100	100 shares of HK$10	Property investment
Coventry Estates Limited	100	-	100	4 shares of HK$10	Property investment
Festival Walk Holdings Limited	100	-	100	100,000 shares of HK$10 1 special rights redeemable preference share of HK$10	Property investment
Island Delight Limited	100	-	100	1 share of HK$1	Property trading
One Queen's Road East Limited	100	-	100	2 shares of HK$1	Property investment
Oriental Landscapes Limited	100	-	100	50,000 shares of HK$10	Landscaping services
Pacific Place Holdings Limited	100	-	100	2 shares of HK$1	Property investment
Redhill Properties Limited	100	-	100	250,000 shares of HK$1	Property investment
Swire Properties Limited	100	100	-	612,036,542 shares of HK$1	Holding company
Swire Properties Projects Limited	100	-	100	2 shares of HK$1	Project management
Swire Properties Real Estate Agency Limited	100	-	100	2 shares of HK$10	Real estate agency
Swire Properties Management Limited	100	-	100	2 shares of HK$10	Property management
TaiKoo Place Holdings Limited	100	-	100	2 shares of HK$1	Property investment
Winimak International Company Limited	100	-	100	2 shares of HK$1	Property investment

Notes:

(1) This table lists the principal subsidiary, jointly controlled and associated companies of the group which, in the opinion of the Directors, materially contribute to the net income of the group or hold a material portion of the assets, or liabilities of the group. To give full details of these companies would, in the opinion of the Directors, result in particulars of excessive length.

(2) Unless otherwise stated, the principal country of operation of each subsidiary is the same as its country of incorporation. The activities of ship owning and operating are international, and are not attributable to a principal country of operation.

(3) * Group interest held through jointly controlled and associated companies.

(4) • Companies not audited by PricewaterhouseCoopers. These companies account for approximately 19.9% of attributable net assets at 31st December 2006.

Principal subsidiary, jointly controlled and associated companies and investments

Showing proportion of capital owned at 31st December 2006

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
PROPERTY DIVISION (continued)					
Subsidiary companies (continued):					
Incorporated in Mainland China:					
(Sino-foreign joint venture)					
Taikoo Hui (Guangzhou) Development Co. Ltd.	97	–	97	Registered capital of RMB1,334,000,000	Property investment
Incorporated in the United States:					
Swire Development Sales Inc.	100	–	100	1,000 shares of US¢1	Real estate agency
Swire Pacific Holdings Inc. (see also Beverages Division)	100	–	100	8,950.28 shares of US$1	Property development and manufacture and sale of non-alcoholic beverages
Swire Realty Inc.	100	–	100	1,000 shares of US¢1	Real estate agency
Swire Properties One Inc.	100	–	100	100 shares of US¢1	Property trading
FTL/AD Limited	75	–	75	Florida Partnership	Property trading
Incorporated in the British Virgin Islands:					
Charming Grace Limited	100	–	100	1 share of US$1	Property development
Swire and Island Communication Developments Limited	60	–	60	100 shares of HK$10	Property investment
Incorporated in the United Kingdom:					
Alias Hotels PLC	100	–	100	80,002 shares of GBP1	Hotel investment
Jointly controlled companies:					
Incorporated in Hong Kong:					
Hareton Limited	50	–	50	100 shares of HK$10	Property trading
Newfoundworld Investment Holdings Limited	20	–	*	4 shares of US$1	Holding company
Incorporated in the United States:					
Swire Brickell Key Hotel Limited	75	–	75	Florida Partnership	Hotel investment
Incorporated in the British Virgin Islands:					
Dazhongli Properties Limited	50	–	50	1,000 shares of US$1	Holding company
Island Land Development Limited	50	–	50	100 shares of HK$10	Property investment
Associated companies:					
Incorporated in Hong Kong:					
Queensway Hotel Limited	20	–	*	100,000 shares of HK$10	Hotel investment
Shangri-La International Hotels (Pacific Place) Limited	20	–	20	5,000 shares of HK$1	Hotel investment
Greenroll Limited •	20	–	20	45,441,000 shares of HK$10	Hotel investment
AVIATION DIVISION					
Subsidiary company:					
Incorporated in Hong Kong:					
Swire Aviation Limited	66.67	66.67	–	5,000 shares of HK$10	Investment holding

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
AVIATION DIVISION (continued)					
Associated companies and investments:					
Incorporated in Hong Kong:					
Abacus Distribution Systems (Hong Kong) Limited •	21.34	–	*	15,600,000 shares of HK$1	Computerised reservation systems and related services
AHK Air Hong Kong Limited •	23.97	–	*	54,402,000 A shares of HK$1 and 36,268,000 B shares of HK$1	Cargo airline
Airline Property Limited •	39.95	–	*	2 shares of HK$10	Property investment
Airline Stores Property Limited •	39.95	–	*	2 shares of HK$10	Property investment
Airline Training Property Limited •	39.95	–	*	2 shares of HK$10	Property investment
Cathay Holidays Limited •	39.95	–	*	5,000 shares of HK$100	Travel tour operator
Cathay Pacific Airways Limited •	39.95	39.95	–	3,935,697,572 shares of HK$0.20	Operation of scheduled airline services
Cathay Pacific Catering Services (H.K.) Limited •	39.95	–	*	600 shares of HK$1,000	Airline catering
Cathay Pacific Loyalty Programmes Limited •	39.95	–	*	2 shares of HK$1	Travel reward programme
Global Logistics System (H.K.) Company Limited •	38.61	–	*	100 shares of HK$10	Computer network for interchange of air cargo related information
Goodrich Asia-Pacific Limited	21.37	–	*	9,200,000 shares of HK$1	Carbon brake machining and wheel hub overhaul
Hong Kong Aero Engine Services Limited •	19.63	–	*	20 shares of HK$10	Commercial aero engine overhaul services
Hong Kong Air Cargo Terminals Limited	23.99	–	30.00&*	600,000 shares of HK$100	Air cargo handling service
Hong Kong Aircraft Engineering Company Limited	43.62	32.65	*	166,324,850 shares of HK$1	Aircraft overhaul and maintenance
Hong Kong Airport Services Limited •	39.95	–	*	100 shares of HK$1	Provision of ground and ramp handling services
Hong Kong Dragon Airlines Limited •	39.95	–	*	500,000,000 shares of HK$1	Airline
Hong Kong International Airport Services Limited •	39.95	–	*	10,000 shares of HK$1	Ground handling
IN-Services Asia Limited	15.27	–	*	7,800,000 shares of HK$1	Aircraft component trading and repair services
South China Aero Technology Limited	26.17	–	*	500,000 shares of HK$1	Aircraft product trading
EADS SOGERMA HAECO Services Company Limited	21.81	–	*	2,000,000 shares of HK$1	Aircraft components repairs services
Vogue Laundry Service Limited •	39.95	–	*	3,700 shares of HK$500	Laundry and dry cleaning
Ground Support Engineering Limited	19.98	–	*	2 shares of HK$1	Airport ground engineering support & equipment maintenance
LSG Lufthansa Service Hong Kong Limited	12.76	–	*	501 shares of HK$1	Airline catering

Principal subsidiary, jointly controlled and associated companies and investments
Showing proportion of capital owned at 31st December 2006

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
AVIATION DIVISION (continued)					
Associated companies and investments (continued):					
Incorporated in Mainland China:					
(Wholly foreign owned enterprise)					
Air China Limited •	6.93		*	State legal person shares of RMB1 non-H foreign shares of RMB1 H shares of RMB1	Operation of scheduled airline services
Guangzhou Guo Tai Information Processing Company Limited •	39.95	–	*	Registered capital of HK$7,000,000	Information processing
(Sino-foreign joint ventures)					
Honeywell TAECO Aerospace (Xiamen) Company Limited	13.74	–	*	Registered capital of US$5,000,000	Aircraft hydraulic, pneumatic, avionic component and other aviation equipment repairs
Goodrich TAECO Aeronautical Systems (Xiamen) Company Limited •	9.90	–	*	Registered capital of US$5,000,000	Aircraft fuel control, flight control and electrical component repairs
Taikoo (Shandong) Aircraft Engineering Company Limited •	15.92	–	*	Registered capital of RMB86,000,000	Heavy maintenance services for narrow-bodied aircraft
Taikoo (Xiamen) Aircraft Engineering Company Limited	28.30	–	*	Registered capital of US$41,500,000	Aircraft overhaul and maintenance
Incorporated in Canada:					
CLS Catering Services Limited •	23.97	–	*	330,081 shares of no par value and 1,500,000 preference shares of CAD1	Airline catering
Incorporated in Bermuda:					
Troon Limited •	39.95	–	*	12,000 shares of US$1	Financial services
Incorporated in Isle of Man:					
Cathay Pacific Aircraft Services Limited •	39.95	–	*	10,000 shares of US$1	Aircraft acquisition facilitator
Snowdon Limited •	39.95	–	*	2 shares of GBP1	Financial services
Incorporated in Japan:					
Cathay Kansai Terminal Services Company Limited •	19.37	–	*	10,574 shares of JPY50,000	Ground handling
Incorporated in the Philippines:					
Cebu Pacific Catering Services Inc. •	15.98	–	*	12,500,000 shares of PHP1	Airline catering
Incorporated in Taiwan:					
China Pacific Catering Services Limited	19.58	–	*	146,000,000 shares of NT$10	Airline catering
Incorporated in Singapore:					
Singapore Aero Engine Services Private Limited •	3.93	–	*	Registered capital of US$54,000,000	Trent engine overhaul services
Incorporated in Vietnam:					
VN/CX Catering Services Limited	15.98	–	*	4,062,000 shares of no par value	Airline catering

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
BEVERAGES DIVISION					
Subsidiary companies:					
Incorporated in Hong Kong:					
Swire Beverages Holdings Limited	100	100	–	10,002 shares of HK$100	Holding company
Swire Beverages Limited	87.50	–	87.50	14,600 shares of US$500	Holding company and sale of non-alcoholic beverages
Swire Coca-Cola HK Limited	87.50	–	100	2,400,000 shares of HK$10	Manufacture of non-alcoholic beverages
Swire Linx Trading (Hong Kong) Co., Limited	100	100	–	10,000 shares of HK$1	Holding company
Top Noble Limited	100	–	100	10,000 shares of HK$1	Holding company
Incorporated in Mainland China:					
(Sino-foreign joint venture) Swire Coca-Cola Beverages Xiamen Limited	93.63	–	100	Registered capital of US$52.74 million	Manufacture and sale of non-alcoholic beverages
(Wholly foreign owned enterprise) Xiamen Luquan Industries Company Limited	100	–	100	Registered capital of RMB63.37 million	Manufacture and sale of non-alcoholic beverages
Incorporated in Bermuda:					
Swire Pacific Industries Limited (operating principally in Taiwan)	100	–	100	12,000 shares of US$1	Holding company
Incorporated in the British Virgin Islands:					
Swire Coca-Cola Beverages Limited (operating principally in Taiwan)	80	–	80	1,800,000,000 shares of US$0.01	Manufacture of non-alcoholic beverages
Swire Coca-Cola (S&D) Limited (operating principally in Taiwan)	80	–	80	2,000,000 shares of US$0.01	Sale of non-alcoholic beverages
Incorporated in the United States:					
Swire Pacific Holdings Inc. (see also Property Division)	100	–	100	8,950.28 shares of US$1	Manufacture and sale of non-alcoholic beverages and property development
Jointly controlled companies:					
Incorporated in the British Virgin Islands:					
Swire Coca-Cola Vending Limited (operating principally in Taiwan)	43.75	–	50	100 shares of US$1	Sale of non-alcoholic beverages
Incorporated in Mainland China:					
(Sino-foreign joint ventures)					
Hangzhou BC Foods Company Limited	44.63	–	*	Registered capital of US$20 million	Manufacture and sale of non-alcoholic beverages
Nanjing BC Foods Company Limited	44.63	–	*	Registered capital of US$19 million	Manufacture and sale of non-alcoholic beverages
Swire Coca-Cola Beverages Hefei Limited	59.50	–	*	Registered capital of US$12 million	Manufacture and sale of non-alcoholic beverages
Swire Coca-Cola Beverages Wenzhou Limited	44.63	–	*	Registered capital of US$49.8 million	Manufacture and sale of non-alcoholic beverages

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
BEVERAGES DIVISION (continued)					
Jointly controlled companies (continued):					
Incorporated in Mainland China (continued):					
(Sino-foreign joint ventures)					
Swire Coca-Cola Beverages Zhengzhou Limited	60.68	–	*	Registered capital of US$18 million	Manufacture and sale of non-alcoholic beverages
Swire Guangdong Coca-Cola (Huizhou) Limited	44.63	–	20.40&*	Registered capital of US$5 million	Manufacture and sale of non-alcoholic beverages
Swire Guangdong Coca-Cola Limited	44.63	–	51	Registered capital of RMB510.67 million	Manufacture and sale of non-alcoholic beverages
(Wholly foreign owned enterprises)					
Swire BCD Co. Ltd.	74.38	–	85	Registered capital of US$60 million	Investment holding
Xian BC Coca-Cola Beverages Limited	74.38	–	*	Registered capital of US$20 million	Manufacture and sale of non-alcoholic beverages
MARINE SERVICES DIVISION					
Subsidiary companies:					
Incorporated in Hong Kong:					
Swire Pacific Ship Management Limited •	100	–	100	1,000 shares of HK$100	Ship personnel management
Incorporated in Azerbaijan:					
Swire Pacific Offshore (Caspian) LLC	100	–	100	US$5,000	Chartering and operating vessels
Incorporated in Australia:					
Swire Pacific Ship Management (Australia) Pty Ltd.	100	–	100	20,000 shares of A$1	Ship personnel management
Swire Pacific Offshore Pty Limited	100	–	100	40,000 shares of A$1	Ship owning and operating
Incorporated in Bermuda:					
SPO Ships Limited	100	–	100	120 shares of US$100	Ship owning and operating
Swire Pacific Offshore Holdings Limited	100	–	100	500,000 shares of US$100	Holding company
Swire Pacific Offshore Limited	100	–	100	120 shares of US$100	Management services
Incorporated in Panama:					
SPOL Vessels Corporation	100	–	•100	2 shares of no par value	Ship owning and operating
Incorporated in the United Kingdom:					
Swire Pacific Offshore (North Sea) Limited	100	–	100	2 shares of £1	Management services
Incorporated in Singapore:					
Swire Pacific Offshore Services (Pte) Limited	100	–	100	500,000 shares of S$1	Management services
Swire Pacific Offshore Operations (Pte) Limited	100	–	100	500,000 shares of S$1	Ship owning and operating

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
MARINE SERVICES DIVISION (continued)					
Jointly controlled companies:					
Incorporated in Hong Kong:					
Hongkong United Dockyards Limited	50	50	–	7,600,000 shares of HK$10	Ship repairing, marine towage and general engineering
HUD General Engineering Services Limited	50	–	*	4,120,000 shares of HK$10	General engineering services
The Hongkong Salvage & Towage Company Limited	50	50	–	2,000,000 shares of HK$10	Leasing of tugs
Incorporated in Mainland China:					
(Wholly foreign owned enterprises)					
Shekou Container Terminals Limited •	17.50	–	17.50	HK$200,000,000	Container terminal operations
Shekou Container Terminals (Phase II) Co. Ltd. •	17.15	–	*	RMB608,475,000	Container terminal operations
Incorporated in Egypt:					
Ocean Marine Services Limited	33.33	–	33.33	16,000 shares of US$1,000	Ship owning and operating
Incorporated in Australia:					
Australian Maritime Services Pty Ltd.	27.50	–	*	1,390,000 shares of A$1 and 100 shares of A$18,664.07	Marine towage
Associated companies:					
Incorporated in Malaysia:					
Bahtera Wira Sdn Bhd	48.48	–	48.48	99,000 shares of MYR1	Investment holding
Samudra Keris Sendirian Berhad	49	–	*	100 shares of MYR1	Ship owning
Samudra Wijaya Sendirian Berhad	49	–	*	100 shares of MYR1	Ship owning
Wira Swire Sendirian Berhad	20	–	20	250,000 shares of MYR1	Ship operating
Incorporated in the Philippines:					
Anscor Swire Ship Management Corporation •	25	–	25	20,000 shares of Peso100	Ship personnel management
Incorporated in UAE:					
Swire Pacific Offshore (Dubai) LLC	49	–	49	300 shares of AED1,000	Management services
TRADING & INDUSTRIAL DIVISION					
– Industrial					
Subsidiary companies:					
Incorporated in Hong Kong:					
Swire Duro Limited	100	–	100	38,460 shares of HK$100	Marble fabrication
Swire Industrial Limited	100	100	–	2 shares of HK$1	Holding company
Taikoo Sugar Limited	100	–	100	300,000 shares of HK$10	Packing and trading of branded food products

Principal subsidiary, jointly controlled and associated companies and investments
Showing proportion of capital owned at 31st December 2006

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
TRADING & INDUSTRIAL DIVISION (continued)					
– Industrial (continued)					
Jointly controlled companies:					
Incorporated in Hong Kong:					
CROWN Beverage Cans Hong Kong Limited	44.57	–	44.57	17,300,000 shares of HK$10	Beverage can trading and distribution
Far East Landfill Technologies Limited	26.50	–	*	1,000,000 ordinary shares of HK$1	Design, construction and operation of landfill
ICI Swire Paints Limited •	40	–	40	10,000 shares of HK$1	Sales of paints and provision of related services
SCIP Swire SITA Waste Services Company Limited	20	–	*	RMB182,000,000	Hazardous waste incineration
Swire SITA Waste Services Limited	50	–	50	58,200,000 shares of HK$1	Waste management
Waylung Waste Services Limited	50	–	*	21,310,000 ordinary shares of HK$1	Waste management
Incorporated in Mainland China:					
(Sino-foreign joint ventures)					
CROWN Beverage Cans Beijing Limited	41.30	–	*	Registered capital of US$27,600,000	Beverage can manufacturing
CROWN Beverage Cans Huizhou Limited •	44.12	–	*	US$24,887,000	Beverage can manufacturing
CROWN Beverage Cans Shanghai Limited	26.74	–	*	Registered capital of US$19,000,000	Beverage can manufacturing
Foshan Continental Can Company Limited •	22.29	–	*	US$9,900,000	Beverage can manufacturing
Foshan Crown Easy-Opening End Company Limited •	22.29	–	*	Registered capital of US$6,000,000	Beverage can manufacturing
ICI Swire Paints (China) Limited •	36	–	36	HK$180 million	Paint manufacturing
(Wholly foreign owned enterprise)					
ICI Swire Paints (Shanghai) Company Limited •	30	–	30	Registered capital of US$25,640,000	Paint manufacturing
Incorporated in Macau:					
CSR Macau-Companhia de Sistemas de Residuos, Lda	40	–	*	MOP10,000	Waste management
Incorporated in Vietnam:					
CROWN Beverage Cans Hanoi Limited	37.37	–	*	US$24,910,000	Beverage can manufacturing
– Trading					
Subsidiary companies:					
Incorporated in Hong Kong:					
Bel Air Motors Limited	100	–	100	1 share of HK$1	Automobile distribution
Beldare Motors Limited	100	–	100	10,000 shares of HK$100	Automobile distribution
Liberty Motors Limited	100	–	100	2 shares of HK$10	Automobile distribution
Swire Resources Limited	100	–	100	4,010,000 shares of HK$10	Marketing, distribution and retailing of branded sports and casual footwear, apparel and accessories
Taikoo Commercial Vehicles Limited	100	–	100	2,000 shares of HK$1	Automobile distribution
Yuntung Motors Limited	100	–	100	2 shares of HK$1	Automobile distribution

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
TRADING & INDUSTRIAL DIVISION (continued)					
– Trading (continued)					
Subsidiary companies (continued):					
Incorporated in Mainland China:					
(Wholly foreign owned enterprise)					
Swire Resources (Shanghai) Trading Company Limited	100	–	100	US$6,040,000	Marketing, distribution and retailing of branded sports and casual footwear, apparel and accessories
Incorporated in Bermuda:					
Taikoo Motors Offshore Limited	100	–	100	12,000 shares of US$1	Holding company
Incorporated in Macau:					
Swire Resources (Macau) Limited	100	–	100	Authorised share capital of MOP25,000	Marketing, distribution and retailing of branded sports and casual footwear, apparel and accessories
Incorporated in Taiwan:					
Beldare Limited	100	–	100	80,000 shares of NT$1,000	Automobile distribution
Jointly controlled companies:					
Incorporated in Hong Kong:					
Intermarket Agencies (Far East) Limited	70	–	70	10 shares of HK$100	Marketing and distribution of branded sports and casual footwear, apparel and accessories
Reebok Hong Kong Limited	66.67	–	66.67	15,000 shares of HK$1	Marketing and distribution of branded sports and casual footwear, apparel and accessories
Associated companies:					
Incorporated in Hong Kong:					
Liberty Sports Marketing Limited	49	–	*	500,000 shares of HK$10	Marketing and distribution of branded sports and casual footwear, apparel and accessories
Incorporated in Mainland China:					
(wholly foreign owned enterprise)					
Liberty Shanghai Limited	49	–	*	US$6,040,000	Marketing and distribution of branded sports and casual footwear, apparel and accessories
OTHERS					
Subsidiary companies:					
Incorporated in Hong Kong:					
Swire Finance Limited	100	100	–	1,000 shares of HK$10	Financial services

Principal subsidiary, jointly controlled and associated companies and investments
Showing proportion of capital owned at 31st December 2006

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
OTHERS (continued)					
Subsidiary companies (continued):					
Incorporated in the Cayman Islands:					
Swire Pacific Capital Limited	100	100	–	10 shares of US$1	Financial services
Swire Pacific Offshore Financing Limited	100	100	–	10 shares of US¢1	Financial services
Swire Pacific MTN Financing Limited	100	100	–	1 share of US$1	Financial services
Incorporated in Isle of Man:					
Spaciom Limited	100	100	–	650,000 shares of HK$1 3,800,000 redeemable preference shares of HK$0.01	Insurance underwriting
Jointly controlled company:					
Incorporated in Taiwan:					
China Pacific Laundry Services Limited •	45	–	45	25,000,000 shares of NT$10	Laundry services

Cathay Pacific Airways Limited - Abridged Financial Statements

To provide shareholders with information on the results and financial position of the group's significant listed associated company, Cathay Pacific Airways Limited, the following is a summary of its audited consolidated profit and loss account for the year ended 31st December 2006 and consolidated balance sheet as at 31st December 2006.

CATHAY PACIFIC AIRWAYS LIMITED

Consolidated Profit and Loss Account

For the year ended 31st December 2006

	2006 HK$M	2005 HK$M
Turnover	**60,783**	50,909
Operating expenses	**(55,565)**	(46,766)
Operating profit	**5,218**	4,143
Finance charges	**(1,818)**	(1,605)
Finance income	**1,353**	1,161
Net finance charges	**(465)**	(444)
Share of profits of associated companies	**301**	269
Profit before taxation	**5,054**	3,968
Taxation	**782**	500
Profit for the year	**4,272**	3,468
Profit attributable to:		
– Cathay Pacific shareholders	**4,088**	3,298
– Minority interests	**184**	170
	4,272	3,468
Dividends		
Interim – paid	**786**	676
Special – paid	**1,259**	–
Final – proposed	**1,259**	947
	3,304	1,623
	HK¢	HK¢
Basic earnings per share	**115.9**	97.7
Diluted earnings per share (Note)	**115.7**	97.4

Note:

Following approval at the Extraordinary General Meeting held on 22nd August 2006, Cathay Pacific Airways issued 548,045,724 new shares of HK$0.20 each on 28th September 2006 as part of the consideration for acquisition of the remaining interest in Dragonair from the other shareholders. The issue of new share was recognised at HK$16.00 per share, being the fair value of Cathay Pacific's shares as at 28th September 2006.

Cathay Pacific Airways adopted a share option scheme on 10th March 1999 whereby certain flight deck crew of Cathay Pacific group were granted options to subscribe for a total of 68,327,000 shares at a price of HK$7.47 per share. During the year, 7,019,500 shares were subscribed for through the exercise of such share options. Diluted earnings per share are calculated to adjust for the effects of the remaining share options not yet exercised.

CATHAY PACIFIC AIRWAYS LIMITED

Consolidated Balance Sheet

At 31st December 2006

	2006 HK$M	2005 HK$M
ASSETS AND LIABILITIES		
Non-current assets		
Fixed assets	**58,086**	50,156
Intangible assets	**7,473**	260
Investments in associated companies	**8,966**	1,731
Other long-term receivables and investments	**3,406**	5,453
	77,931	57,600
Current assets		
Stock	**800**	657
Trade and other receivables	**8,735**	6,538
Liquid funds	**15,624**	13,459
	25,159	20,654
Current liabilities		
Current portion of long-term liabilities	**7,503**	4,849
Related pledged security deposits	**(1,352)**	(1,286)
Net current portion of long-term liabilities	**6,151**	3,563
Trade and other payables	**11,098**	7,625
Unearned transportation revenues	**4,671**	3,864
Taxation	**2,902**	2,527
	24,822	17,579
Net current assets	**337**	3,075
Total assets less current liabilities	**78,268**	60,675
Non-current liabilities		
Long-term liabilities	**33,956**	27,745
Related pledged security deposits	**(8,164)**	(8,853)
Net long-term liabilities	**25,792**	18,892
Retirement benefit obligations	**170**	72
Deferred taxation	**6,600**	6,460
	32,562	25,424
NET ASSETS	**45,706**	35,251
CAPITAL AND RESERVES		
Share capital	**787**	676
Reserves	**44,767**	34,292
Funds attributable to Cathay Pacific shareholders	**45,554**	34,968
Minority interests	**152**	283
TOTAL EQUITY	**45,706**	35,251

CATHAY PACIFIC AIRWAYS LIMITED

Consolidated Balance Sheet (continued)

At 31st December 2006

Contingencies

(a) Cathay Pacific Airways has under certain circumstances undertaken to maintain specified rates of return within Cathay Pacific group's leasing arrangements. The Directors of Cathay Pacific Airways do not consider that an estimate of the potential financial effect of these contingencies can practically be made.

(b) At 31st December 2006, contingent liabilities existed in respect of guarantees given by Cathay Pacific group on behalf of associated companies and staff relating to bank loans and other liabilities of up to HK$217 million (2005: HK$218 million).

(c) Cathay Pacific Airways operates in many jurisdictions and in certain of these there are disputes with the tax authorities. Provisions have been made to cover the expected outcome of the disputes to the extent that outsomes are likely and reliable estimates can be made. However, the final outcomes are subject to uncertainties and resulting liabilities may exceed provisions.

(d) Cathay Pacific Airways is the subject of investigations in respect of its air cargo operations by the competition authorities of various jurisdictions including the United States, the European Union, Canada, Switzerland and New Zealand. Cathay Pacific Airways has been cooperating with the authorities in their investigations. The focus of the investigations appears to be on issues relating to pricing and competition. Cathay Pacific Airways is represented by legal counsel in connection with the investigations.

Cathay Pacific Airways has been named as a defendant in a number of civil class action complaints in the United States, Canada and Australia. Cathay Pacific Airways is represented by legal counsel in the actions filed in the United States and Canada, and is in the process of engaging counsel in Australia, and intends to defend each of those actions.

The investigations and civil actions are ongoing and the outcomes are subject to uncertainties. Cathay Pacific Airways is not in a position at the present time to assess any potential liabilities and cannot therefore make any provisions.

Schedule of Principal Group Properties

At 31st December 2006

	Gross floor areas in square feet								
	Hong Kong		Mainland China		U.S.A.		U.K.	Totals	
	Held through subsidiaries	Held through other companies	Held through subsidiaries	Held through other companies	Held through subsidiaries	Held through other companies	Held through subsidiaries	Held through subsidiaries	Held through subsidiaries and other companies
Completed Properties for Investment									
Retail	3,299,800	99,566	–	–	–	–	–	3,299,800	3,399,366
Office	6,558,270	306,850	–	–	–	–	–	6,558,270	6,865,120
Techno-centres	1,810,829	–	–	–	–	–	–	1,810,829	1,810,829
Residential	665,560	–	–	–	–	–	–	665,560	665,560
Hotels	–	381,680	–	–	–	258,750	95,948	95,948	736,378
	12,334,459	788,096	–	–	–	258,750	95,948	12,430,407	13,477,253
Property Developments for Investment									
Retail	–	–	1,414,701	–	–	–	–	1,414,701	1,414,701
Office	1,974,400	–	1,464,548	–	–	–	–	3,438,948	3,438,948
Hotels	199,578	–	830,909	–	–	–	–	1,030,487	1,030,487
Mixed Use	–	–	–	1,567,000	–	–	–	–	1,567,000
	2,173,978	–	3,710,158	1,567,000	–	–	–	5,884,136	7,451,136
Property Developments for Sale									
Retail	–	11,490	–	–	–	–	–	–	11,490
Industrial	–	191,250	–	–	–	–	–	–	191,250
Residential	175,300	45,388	–	–	741,800	–	–	917,100	962,488
Mixed Use	–	–	–	–	400,000	–	–	400,000	400,000
	175,300	248,128	–	–	1,141,800	–	–	1,317,100	1,565,228
At 31st December 2006	14,683,737	1,036,224	3,710,158	1,567,000	1,141,800	258,750	95,948	19,631,643	22,493,617
Significant post balance sheet acquisition:									
Property Developments for Investment									
Retail	–	–	1,287,000	–	–	–	–	1,287,000	1,287,000
Hotel	–	–	169,000	–	–	–	–	169,000	169,000
	–	–	1,456,000	–	–	–	–	1,456,000	1,456,000
At 8th March 2007	14,683,737	1,036,224	5,166,158	1,567,000	1,141,800	258,750	95,948	21,087,643	23,949,617

Notes:

1. All properties held through subsidiary companies are wholly owned except for Island Place (60%), Sunningdale (80%), Taikoo Hui (97%), Sanlitun project (Retail: 80%, Hotel: 100%), a development site in Fort Lauderdale (75%) and a residential development site in Mid Levels (ultimate ownership pending final agreement). The above summary table includes the floor areas of these six properties in total.
2. The floor area of Three Pacific Place (Phase 2) on page 155 is included in "Property developments for investment".
3. "Other Companies" comprise jointly controlled or associated companies and other investments. The floor areas of properties held through such companies are shown on an attributable basis.
4. Gross floor areas exclude carpark spaces; over 7,600 completed carpark spaces in Hong Kong are held by subsidiaries for investment.
5. When a Hong Kong property is held under a renewable lease, the expiry date of the renewal period is shown.
6. All properties in the United States are freehold.

Completed properties for investment in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Gross floor area in square feet	Number of carparks	Year of completion	Remarks
Retail and Office							
1. Pacific Place, 88 Queensway, Central							
One Pacific Place	IL 8571 (part)	2135	115,066 (part)	863,266	–	1988	Office building.
Two Pacific Place	IL 8582 & Ext. (part)	2047	203,223 (part)	695,510	–	1990	Office building.
The Mall at Pacific Place	IL 8571/IL 8582 & Ext. (part)	2135/ 2047	318,289 (part)	711,182	508	1988/ 90	Shopping centre with restaurants and a cinema. Access to Admiralty MTR station. Pacific Place also comprises service apartments and hotels, details of which are given in the Residential and Hotel categories below.
2. Three Pacific Place, One Queen's Road East	IL 47A sA RP IL 47A sB RP IL 47A sC RP IL 47B sC RP IL 47A RP IL 47C sA ss1 RP IL 47C sA RP IL 47B sA RP IL 47B sB RP IL 47B RP IL 47A sB ss2 IL 47A sD IL 47B sD IL 47C RP IL 47D RP IL 47D sA RP IL 47 sA ss1 IL 47 sA RP IL 47 sB ss1 & RP IL 47 sC ss1 & ss2 sA & ss2 RP & ss3 sA & ss3 RP & ss4 & ss5 & ss6 sA & ss6 RP & ss7 RP & RP IL 47 sP IL 47 RP IL 47 sC ss5 Ext. IL 47 sC ss1 Ext.	2050- 2852	40,236	621,530 (Phase 1) 5,823* (Phase 2)	111	2004 2007	Single office building. Phase 1: Completed. Phase 2: Work in progress.
3. Festival Walk, Yau Yat Tsuen	NKIL 6181	2047	222,382	Retail: 980,081 Office: 228,663	830	1998	Comprises a 980,081 square foot shopping centre, including ice-skating rink and cinemas, 228,663 square feet of office space and a transport terminus linked to Kowloon Tong MTR/KCR station.

* Three Pacific Place (Phase 2) is under development and therefore its gross floor area is not included in the subtotal of "Completed properties for investment – retail and office" on page 157, but is included in the subtotal of "Property developments for investment" on page 160.

Completed properties for investment in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Gross floor area in square feet	Number of carparks	Year of completion	Remarks
4. Cityplaza, Taikoo Shing	QBML 2 & Ext. sK ss5 QBML 2 & Ext. sR RP QBML 2 & Ext. sR ss1 sA QBML 2 & Ext. sQ RP QBML 2 & Ext. sQ ss7 sA QBML 2 & Ext. sQ ss7 RP QBML 2 & Ext. sQ ss2 sB QBML 2 & Ext. sQ ss2 sA ss1 QBML 2 & Ext. sQ ss2 sA RP QBML 2 & Ext. sJ RP	2899	334,475 (part)	1,105,227	834	1982/ 87/97/ 2000	Shopping centre with restaurants, ice-skating rink, cinema and access to TaiKoo MTR station.
5. Cityplaza One, Taikoo Shing	QBML 2 & Ext. sR RP QBML 2 & Ext. sR ss1 sA QBML 2 & Ext. sQ RP QBML 2 & Ext. sQ ss7 sA QBML 2 & Ext. sQ ss7 RP QBML 2 & Ext. sQ ss2 sB QBML 2 & Ext. sQ ss2 sA ss1 QBML 2 & Ext. sQ ss2 sA RP QBML 2 & Ext. sJ RP	2899	146,184 (part)	628,785	–	1997	Office building over part of Cityplaza shopping centre.
6. Cityplaza Three, Taikoo Shing	QBML 2 & Ext. sK RP (part)	2899	33,730	447,709	10	1992	Office building linked by footbridge to Cityplaza.
7. Cityplaza Four, Taikoo Shing	QBML 2 & Ext. sK RP (part)	2899	41,864	556,427	–	1991	Office building linked by footbridge to Cityplaza.
8. Commercial areas in Stages I – X of Taikoo Shing	SML 1 sA ss1, SML 1 sA RP SML 1 sB, SML 2 sC RP SML 2 sCss2 SML 2 sD, SML 2 RP QBML 2 & Ext. sJ ss1 QBML 2 & Ext. sJ ss3 QBML 2 & Ext. sL QBML 2 & Ext. sN QBML 2 & Ext. sQ ss4 & ss5 QBML 2 & Ext. sQ ss2 sC QBML 2 & Ext. sS ss1 QBML 2 & Ext. sH ss1 QBML 2 & Ext. sH ss3 sA QBML 2 & Ext. sK ss3 sA QBML 2 & Ext. sU ss1 QBML 2 & Ext. sK ss3 RP QBML 2 & Ext. sK ss4sA&RP QBML 2 & Ext. sT ss1 & RP QBML 2 & Ext. sU RP QBML 2 & Ext. sK ss9 & ss10 & ss11 & ss13 & ss16 (part)	2081/ 2899	–	331,079	3,826	1976-85	Neighbourhood shops, schools and carpark spaces.

Completed properties for investment in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Gross floor area in square feet	Number of carparks	Year of completion	Remarks
9. Devon House, TaiKoo Place	QBML 1 sF ss1 QBML 1 sF RP ML 703 sN QBML 1 sE ss2 (part)	2881	70,414 (part)	803,448	311	1993	Office building linked to Quarry Bay MTR station by a footbridge.
10. Dorset House, TaiKoo Place	QBML 1 sQ, QBML 1 sR RP QBML 1 sS, QBML 1 sT ss1 QBML 1 sT ss2 QBML 1 sT RP QBML 1 sU, QBML 1 sW QBML 1 RP (part)	2881	238,582 (part)	609,540	215	1994	Office building linked to Devon House.
11. Lincoln House, TaiKoo Place	QBML 1 sQ, QBML 1 sR RP QBML 1 sS, QBML 1 sT ss1 QBML 1 sT ss2 QBML 1 sT RP QBML 1 sU, QBML 1 sW QBML 1 RP (part)	2881	238,582 (part)	333,350	164	1998	Office building linked to Dorset House.
12. Oxford House, TaiKoo Place	QBML 1 sC ss4 QBML 1 sC ss7 (part) QBML 2 & Ext. sD	2881	33,434	501,249	182	1999	Office building linked to Somerset House.
13. Cambridge House, TaiKoo Place	QBML 1 sE ss2 QBML 1 sF ss1 QBML 1 sF RP ML 703 sN (part)	2881	70,414	268,793	–	2003	Office building linked to Devon House.
14. Island Place, 500 King's Road, North Point	IL 8849	2047	106,498 (part)	150,167	288	1996	Floor area shown represents the whole shopping centre podium of which the group owns 60%.
15. StarCrest, 9 Star Street, Wanchai	IL 8853	2047	40,871	10,758	83	1999	Floor area shown represents the whole of the retail area including 83 carparks retained by the group.
16. 23 – 29 Wing Fung Street, Wanchai	IL 526 sA ss1 sB RP IL 526 sA ss1 sB ss1 IL 526 sA ss2 IL 526 sA ss3	2856	2,397	11,306	–	2006	Floor area shown represents a 3-storey retail podium.
	Total held through subsidiaries			**9,858,070**	**7,362**		

17. PCCW Tower, TaiKoo Place	QBML 1 sQ, QBML 1 sR RP QBML 1 sS, QBML 1 sT ss1 QBML 1 sT ss2 QBML 1 sT RP QBML 1 sU, QBML 1 sW QBML 1 RP (part)	2881	238,582 (part)	620,148	217	1994	Office building linked to Dorset House. Floor area shown represents the whole development of which the group owns 20%.
	Held through associates			**620,148**	**217**		
	– of which attributable to the group			**124,030**			

Completed properties for investment in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Gross floor area in square feet	Number of carparks	Year of completion	Remarks
18. 625 King's Road, North Point	IL 7550	2108	20,000	301,062	84	1998	Office building. Floor area shown represents the whole development of which the group owns 50%.
19. Tung Chung Crescent (Site 1) Tung Chung, Lantau	TCTL 1	2047	331,658	34,983	–	1998 and 1999	Floor area shown represents the retail space of which the group owns 20%.
20. Citygate (Site 2) Tung Chung, Lantau	TCTL 2	2047	358,557 (part)	Retail: 462,848 Office: 161,446	1,156	1999/ 2000	A 161,446 square foot office tower above 462,848 square foot shopping centre of which the group owns 20%. (Part of Site 1, Site 2 North and Site 3 included on pages 159 and 161.)
	Held through jointly controlled companies			**960,339**	**1,240**		
	– of which attributable to the group			**282,386**			
Techno-centres							
21. TaiKoo Place		2881	238,582 (part)		292		Data centres/offices/logistics warehousing.
Warwick House	QBML 1 sQ, QBML 1 sR RP QBML 1 sS, QBML 1 sT ss1			552,537		1979	
				334,936		1984	Floor area excludes 8 floors owned by Government.
Cornwall House	QBML 1 sT ss2, QBML 1 sT RP QBML 1 sU, QBML 1 sW			923,356		1988	
Somerset House	QBML 1 RP (part)						
	Total held through subsidiaries			**1,810,829**	**292**		
Residential							
22. The Atrium, Pacific Place, 88 Queensway, Central	IL 8571 (part)	2135	115,066 (part)	173,999	–	1988	136 service suites above the JW Marriott Hotel. Conversion to a boutique hotel will commence in 2007 with anticipated completion in 2009.
23. Parkside, Pacific Place, 88 Queensway, Central	IL 8582 & Ext. (part)	2047	203,223 (part)	443,075	–	1990	270 service suites within the Conrad Hong Kong Hotel tower.
24. Rocky Bank, 6 Deep Water Bay Road	RBL 613 RP	2099	28,197	14,768	–	1981	Three pairs of semi-detached houses.
25. 36 Island Road, Deep Water Bay	RBL 507 & Ext.	2097	20,733	5,773	–	1980	Two detached houses.
26. Fairwinds, 29-31 Tung Tau Wan Road, Stanley	RBL 655 RBL 658	2100	13,548	10,162	–	1998	One pair of semi-detached houses on each site.
27. 6 Peel Rise, The Peak	RBL 730	2032	35,580	17,783	–	1988	Six semi-detached houses.
	Total held through subsidiaries			**665,560**	–		

Completed properties for investment in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Gross floor area in square feet	Number of carparks	Year of completion	Remarks
Hotels Pacific Place, 88 Queensway, Central 1. JW Marriott Hotel	IL 8571 (part)	2135	115,066 (part)	525,904	–	1989	602 room hotel, in which the group owns a 20% interest.
2. Conrad Hong Kong Hotel	IL 8582 & Ext. (part)	2047	203,223 (part)	540,115	–	1990	513 room hotel, in which the group owns a 20% interest.
3. Island Shangri-La Hotel	IL 8582 & Ext. (part)	2047	203,223 (part)	605,728	–	1991	565 room hotel, in which the group owns a 20% interest.
	Total held through associates			**1,671,747**			
	– of which attributable to the group			**334,349**			

Citygate (Site 2 North), Tung Chung, Lantau 4. Novotel Citygate Hong Kong Hotel	TCTL 2	2047	358,557 (part)	236,653	8	2005	440 room hotel, in which the group owns a 20% interest.
	Held through jointly controlled companies			**236,653**	8		
	– of which attributable to the group			**47,331**			

Property developments for investment in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Use	Gross floor area in square feet	Number of carparks	Stage of completion	Expected completion date	Remarks
1. Hotel in Cityplaza Taikoo Shing	QBML 2 & Ext. sR RP QBML 2 & Ext. sR ss1 sA QBML 2 & Ext. sQ RP QBML 2 & Ext. sQ ss7 sA QBML 2 & Ext. sQ ss7 RP QBML 2 & Ext. sQ ss2 sB QBML 2 & Ext. sQ ss2 sA ss1 QBML 2 & Ext. sQ ss2 sA RP QBML 2 & Ext. sJ RP	2899	146,184 (part)	Hotel	199,578	–	Site formation, excavation and lateral support in progress	2009	Floor area shown represents a proposed hotel building of 350 rooms. Target to operate in early 2009.
2. Cityplaza One (Phase 2), Taikoo Shing	QBML 2 & Ext. sR RP QBML 2 & Ext. sR ss1 sA QBML 2 & Ext. sQ RP QBML 2 & Ext. sQ ss7 sA QBML 2 & Ext. sQ ss7 RP QBML 2 & Ext. sQ ss2 sB QBML 2 & Ext. sQ ss2 sA ss1 QBML 2 & Ext. sQ ss2 sA RP QBML 2 & Ext. sJ RP	2899	146,184 (part)	Office	445,817	–	–	On Hold	16-storey vertical extension to the existing Cityplaza One office building, subject to payment of land premium.

Schedule of Principal Group Properties
At 31st December 2006

Property developments for investment in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Use	Gross floor area in square feet	Number of carparks	Stage of completion	Expected completion date	Remarks
3. One Island East, TaiKoo Place	QBML 1 sC ss5 QBML 1 sC ss6 QBML 2 & Ext. sF QBML 2 & Ext. sG QBML 2 & Ext. sH ss6 sB RP QBML 2 & Ext. sH RP QBML 2 & Ext. RP QBIL 15 sD	2881/ 2899	109,929	Office	1,522,760	–	Superstructure in progress	2008	Floor area shown represents a single office tower.
	Total held through subsidiaries				**2,173,978***	–			

* Including gross floor area of 5,823 square feet for Three Pacific Place (Phase 2) on page 155.

Property developments for sale in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Use	Gross floor area in square feet	Number of carparks	Stage of completion	Expected completion date	Remarks
1. Sunningdale, 193 Sai Yee Street, Mongkok	KIL 2306 RP, KIL 3869 RP, KIL 3868 RP, KIL 3870 RP	2080	4,064	Residential	1,598	–	Completed	1997	Comprises 44 flats plus 3,503 square feet of retail. Floor areas shown represent 2 unsold flats of which the group owns 80%.
2. 4, 4A, 6, 6A Castle Steps 2A – E Seymour Road 23, 25, 27, 29 Castle Road Mid Levels	IL 577 sC IL 577 sD IL 577 sE IL 577 sF IL 577 sG IL 577 sH IL 577 sI IL 577 sJ IL 577 sL ss1 IL 577 sL ss2 IL 577 sL ss3 IL 577 sL RP IL 577 sM	2857	22,957	Residential	173,702	50	Demolition completed	2010	Ultimate ownership pending the final agreement with minority shareholder.
	Total held through subsidiaries				**175,300**	**50**			

Property developments for sale in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Use	Gross floor area in square feet	Number of carparks	Stage of completion	Expected completion date	Remarks
3. MTRC Tung Chung (Package 1) Lantau									
– Tung Chung Crescent (Site 1)	TCTL 1	2047	331,658	Carparks	–	507	Completed	1998 and 1999	507 unsold carparks of which the group owns 20%.
– Seaview Crescent (Site 3)	TCTL 3	2047	230,348	Retail	30,617	290	Completed	2002	Comprises 1,536 flats and retail space. Floor area shown represents unsold retail space of which the group owns 20%.
4. 8-10 Wong Chuk Hang Road, Aberdeen	AIL 338 AIL 339	2119 2120	25,500	Industrial	382,500	39	Foundation completed	On hold	Floor area shown represents the whole development of which the group owns 50%.
	Total held through jointly controlled companies				**413,117**	**836**			
	– of which attributable to the group				**197,373**				

Other holdings 5. Belair Monte, Fanling	FSSTL 126	2047	223,674	Retail	67,083	–	Completed	1998	Residential content comprising 1,680 units has all been sold. Floor area shown represents the whole of the retail area including 17 carparks of which the group owns 8%.
6. 172 Java Road, North Point	IL 7105	2104	17,868	Residential/ Retail	181,552	50	Super-structure in progress	2009	Comprises 184 residential units and retail space. Group appointed as a developer to develop the site and subsequently sell all units of the development.
					248,635	**50**			
	– Attributable holding				**50,755**				

Property developments for investment in Mainland China	Address	Leasehold expiry	Site area in square feet	Use	Gross floor area in square feet	Number of carparks	Stage of completion	Expected completion date	Remarks
1. Taikoo Hui	North of Tianhe Road and west of Tianhe Dong Road, Tianhe District, Guangzhou	2051	526,936	Retail Office Hotel	1,414,701 1,464,548 830,909	1,197	Excavation and site formation in progress	2010	Gross floor area is based on October 2006 Schematic Design Resubmission. A cultural centre of 657,513 square feet is to be built and handed back to Guangzhou Government upon completion. Floor areas shown represent the whole development of which the group owns 97%.
	Total held through subsidiaries at 31st December 2006				**3,710,158**	**1,197**			
2. Sanlitun Project	North of Gongtibei Road and west of North Sanlitun Road, Chaoyang District, Beijing	2044	566,332	Retail Hotel	1,287,000 169,000	859 56	Super-structure in progress	2007	Floor areas shown represent the whole development of which the group owns 80% and 100% of the retail portion and the hotel respectively.
					1,456,000	**915**			
	Total held through subsidiaries at 8th March 2007				**5,166,158**	**2,112**			
1. Dazhongli Project	South of Nanjing West Road and east of Shimenyi Road, Jingan District, Shanghai	2056	676,220	Mixed Use	3,134,000	–	Resettlement work in progress	2012	The mixed use project will comprise a major retail mall, offices, deluxe and boutique hotels, service apartments and residential units.
	Held through jointly controlled company				**3,134,000**	–			
	– of which attributable to the group				**1,567,000**				

Completed properties for investment in the United States	Site area in square feet	Use	Gross floor area in square feet	Year of completion	Remarks
Hotels					
1. Mandarin Oriental, South Brickell Key, Miami, Florida	124,000	Hotel	345,000	2000	329 room hotel in central Miami, in which the group has a 75% interest.
	Held through jointly controlled company		**345,000**		
	– of which attributable to the group		**258,750**		

Property developments for sale in the United States	Site area in square feet	Use	Gross floor area in square feet	Year of completion	Remarks
1. Asia, 900 Brickell Key, Miami, Florida	173,531	Residential	320,000	2007	32-storey residential condominium tower comprising 123 units with 5-storey parking garage. Condominium tower currently under construction.
2. South Brickell Key, Miami, Florida	106,868	Residential	421,800	–	Development site in central Miami acquired in January 1997 along with Mandarin Oriental site. Plans for condominium tower currently under review.
3. Development Site, Fort Lauderdale, Florida	82,059	Residential/Office/ Hotel	400,000	–	Future development site in Fort Lauderdale acquired in October 2006, in which the company has a 75% interest.
	Total held through subsidiaries		**1,141,800**		

Completed properties for investment in the United Kingdom	Site area in square feet	Use	Gross floor area in square feet	Year of completion	Remarks
Hotels					
1. Alias Hotel Kandinsky, Cheltenham	34,875	Hotel	24,502	2000	48 room freehold hotel in Cheltenham.
2. Alias Hotel Barcelona, Exeter	46,888	Hotel	23,030	2001	46 room freehold hotel in Exeter.
3. Alias Hotel Seattle, Brighton	22,755	Hotel	48,416	2003	71 room hotel in Brighton. 35 year leasehold commenced in November 2002
	Total held through subsidiaries		**95,948**		

Group Structure Chart



SWIRE PACIFIC LIMITED
Property Division
Aviation Division
Beverages Division
100
Swire Properties Ltd
100
Swire Properties Inc (USA)
40
Cathay Pacific Airways Ltd
17.3
Air China Ltd
20
Hong Kong Air Cargo Terminals Ltd
10
100
Hong Kong Dragon Airlines Ltd
30
32.7
Hong Kong Aircraft Engineering Co Ltd
27.5
70
Hong Kong Airport Services Ltd
49
Goodrich Asia-Pacific Limited
60
AHK Air Hong Kong Ltd
50
EADS SOGERMA HAECO Services Co Ltd
48.5
Cathay Kansai Terminal Services Co Ltd
60
South China Aero Technology Ltd
100
Vogue Laundry Service Ltd
35
IN-Services Asia Ltd
100
Cathay Pacific Catering Services Division
45
Hong Kong Aero Engine Services Ltd
Cathay Pacific Catering Services (HK) Ltd
100
20
Singapore Aero Engine Services Pte Ltd
VN/CX Catering Services Ltd
40
54.6
Taikoo (Xiamen) Aircraft Engineering Co Ltd
9.1
CLS Catering Services Ltd
60
25
Honeywell TAECO Aerospace (Xiamen) Co Ltd
10
China Pacific Laundry Services Ltd
45
30
Taikoo (Shandong) Aircraft Engineering Co Ltd
10
Goodrich TAECO Aeronautical Systems (Xiamen) Co Ltd
35
100
Swire Beverages Holdings Ltd
87.5
Swire Beverages Ltd
100
Swire Coca-Cola HK Ltd
51
Swire Guangdong Coca-Cola Ltd
Xiamen Luquan Industries Co Ltd
100
49
51
Swire Coca-Cola Beverages Xiamen Ltd
85
Swire BCD Co Ltd
60
Nanjing BC Foods Co Ltd
60
Hangzhou BC Foods Co Ltd
100
Xian BC Coca-Cola Beverages Ltd
81.6
Swire Coca-Cola Beverages Zhengzhou Ltd
80
Swire Coca-Cola Beverages Hefei Ltd
100
Swire Coca-Cola, USA
80
Swire Coca-Cola Beverages Ltd Taiwan Branch
80
Swire Coca-Cola (S&D) Ltd Taiwan Branch
Publicly Quoted
Hong Kong
Japan
Macau
Mainland China
North America
Singapore
Taiwan
Vietnam

Financial Calendar And Information For Investors

Financial Calendar 2007

Annual Report sent to shareholders	12th April
'A' and 'B' shares trade ex-dividend	3rd May
Share registers closed	7th – 10th May
Annual General Meeting	10th May
Payment of 2006 final dividend	4th June
Interim results announcement	August 2007
Interim dividend payable	October 2007

Registered office

Swire Pacific Limited
35th Floor, Two Pacific Place
88 Queensway
Hong Kong

Registrars

Computershare Hong Kong Investor Services Limited
Room 1806-1807
18th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong
Website: http://www.computershare.com.hk

Depositary

The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York, NY10286-1258
U.S.A.

Website: http://www.adrbny.com
E-mail: ADR@bankofny.com
Tel:
Calls within USA – toll free: 1-888-BNY-ADRS
1-888-269-2377
International callers: 1-212-815-3700
Fax: 1-212-571-3050

Stock Codes

	'A'	'B'
Hong Kong Stock Exchange	19	87
ADR	SWRAY	SWRBY

Except for voting rights, which are equal, the entitlements of 'A' and 'B' shareholders are in the proportion 5 to 1.

Investor Relations

E-mail: corporateaffairs@swirepacific.com

Public Affairs

E-mail: publicaffairs@swirepacific.com
Tel: (852) 2840-8098
Fax: (852) 2526-9365
Website: http://www.swirepacific.com

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited

Auditors

PricewaterhouseCoopers

Request for feedback

In order that we may improve our reporting, we would be grateful to receive your views on our accounts or website via email to corporateaffairs@swirepacific.com


Marine Services Division
100
Swire Pacific Offshore
100
Swire Pacific Ship Management Ltd
17.5
Shekou Container Terminals Ltd
17.2
Shekou Container Terminals (Phase II) Co Ltd
50
Hongkong United Dockyards Ltd
100
Hongkong Salvage & Towage
Trading & Industrial Division
Trading
100
Swire Resources Ltd
66.7
Reebok Hong Kong Ltd
70
Intermarket Agencies (Far East) Ltd
100
Swire Resources (Macau) Ltd
100
Swire Resources (Shanghai) Trading Company Ltd
49
Liberty Sports Marketing Ltd
49
Liberty Shanghai Ltd
Industrial
100
Taikoo Sugar Ltd
100
Swire Duro Ltd
40
ICI Swire Paints Ltd
36
ICI Swire Paints (China) Ltd
30
ICI Swire Paints (Shanghai) Ltd
50
Swire SITA Waste Services Ltd
37.4
CROWN Beverage Cans Hanoi Ltd
CROWN Beverage Cans Hong Kong Ltd
44.6
50
Foshan Continental Can Co Ltd
60
CROWN Beverage Cans Shanghai Ltd
92.7
CROWN Beverage Cans Beijing Ltd
99
CROWN Beverage Cans Huizhou Ltd
53
Far East Landfill Technologies Ltd
40
SCIP Swire SITA Waste Services Co Ltd
100
Taikoo Motors Offshore Ltd Taiwan Branch
100
Yuntung Motors Ltd Taiwan Branch
100
Beldare Motors Ltd Taiwan Branch
100
Liberty Motors Ltd Taiwan Branch
100
Bel Air Motors Limited Taiwan Branch
100
Taikoo Commercial Vehicles Ltd Taiwan Branch

Design: FutureBrand   www.futurebrand.com   Printed in Hong Kong   This Annual Report is printed on FSC certified paper with 25% recycled and vegetable oil-based inks.

Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
FSC
www.fsc.org Cert no. SGS-COC-2116
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END